    As filed with the Securities and Exchange Commission on August 26, 1999

                                                    Registration No.
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                           _________________________
                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                           _________________________


                              WESTBANK CORPORATION
             (Exact name of registrant as specified in its charter)
                           _________________________


           Delaware                                        04-2830731
(State or Other Jurisdiction                             (I.R.S. Employer
of Incorporation or Organization)                       Identification No.)

                                225 Park Avenue
                   West Springfield, Massachusetts 01089-3326
                                 (413) 747-1400
    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)
                           _________________________


                            WESTBANK CAPITAL TRUST I
             (Exact name of registrant as specified in its charter)
                           _________________________


           Delaware                                           Pending
(State or Other Jurisdiction                              (I.R.S. Employer
of Incorporation or Organization)                         Identification No.)


                            c/o Westbank Corporation
                                225 Park Avenue
                   West Springfield, Massachusetts 01089-3326
                                 (413) 747-1400
    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)
                           _________________________
                                Donald R. Chase
                     President and Chief Executive Officer
                              Westbank Corporation
                                225 Park Avenue
                   West Springfield, Massachusetts 01089-3326
                                 (413) 747-1400
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                           _________________________

                          Copies of communications to:

           Richard A. Schaberg, Esq.         Stephen J. Coukos, Esq.
           Thacher Proffitt & Wood          Sullivan & Worcester LLP
        1700 Pennsylvania Avenue, N.W.       One Post Office Square
                Suite 800                      Boston, MA 02109
            Washington, DC 20006                (617) 338-2800
              (202)  347-8400

                           _________________________

        Approximate date of commencement of proposed sale to the public:
  As soon as practicable after this Registration Statement becomes effective.

                           _________________________


     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [ ]

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legal facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]______________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]________________

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]___________________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                           _________________________


                        CALCULATION OF REGISTRATION FEE

=======================================================================================================================
                                                    Amount     Proposed Maximum      Proposed Maximum      Amount of
                Title of Shares                     to be       Offering Price      Aggregate Offering    Registration
                to be Registered                  Registered      Per Unit(1)            Price (1)            Fee
-----------------------------------------------------------------------------------------------------------------------
Junior Subordinated Deferrable Interest            1,700,000            $10.00            $17,000,000        $4,726
 Debentures of Westbank Corporation(2)
-----------------------------------------------------------------------------------------------------------------------
Capital Securities of Westbank Capital Trust I     1,700,000            $10.00            $17,000,000          N/A
-----------------------------------------------------------------------------------------------------------------------
The Westbank Corporation Guarantee with
 respect to Capital Securities(3)(4)                  N/A                 N/A                  N/A             N/A
-----------------------------------------------------------------------------------------------------------------------
Total                                                                      100%           $17,000,000(5)     $4,726
=======================================================================================================================

(1) Estimated solely for the purpose of computing the registration fee.
(2) The Junior Subordinated Deferrable Interest Debentures will be purchased by Westbank Capital Trust I with the proceeds of the sale of the Capital Securities.
(3) No separate consideration will be received for the Westbank Corporation Guarantee.
(4) This Registration Statement is deemed to cover the Junior Subordinated Deferrable Interest Debentures of Westbank Corporation, the rights of holders of Junior Subordinated Deferrable Interest Debentures of Westbank Corporation under the Indenture, the rights of holders of Capital Securities of Westbank Capital Trust I under the Trust Agreement, the rights of holders of the Capital Securities under the Guarantee, which, taken together, fully, irrevocably and unconditionally guarantee all of the respective obligations of Westbank Capital Trust I under the Capital Securities.
(5) Such amount represents the principal amount of Junior Subordinated Deferrable Interest Debentures issued at their principal amount and the issue price rather than the principal amount of Junior Subordinated Deferrable Interest Debentures issued at an original issue discount. Such amount also represents the initial public offering price of the Capital Securities of Westbank Capital Trust I.

                           _________________________

     The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PRELIMINARY PROSPECTUS
Subject to Completion, dated        , 1999

                         1,700,000 Capital Securities
[LOGO]                      WESTBANK CAPITAL TRUST I
                   % Capital Securities fully guaranteed by
                             Westbank Corporation

--------------------------------------------------------------------------------

     Westbank Corporation: We are a bank holding company that offers, through our subsidiaries Park West Bank and Trust Company and Cargill Bank, a full range of community banking and related financial services to our customers in Massachusetts and Connecticut.

     Westbank Capital Trust I: Westbank Capital Trust I is a subsidiary of Westbank Corporation and a statutory business trust created under Delaware law.

     The Offering: In connection with this offering, the Trust will:
     .  sell capital securities to the public and common securities to us;
     .  use the proceeds from these sales to buy an equivalent principal amount
        of     % subordinated debentures due      , 2029 issued by us; and
     . distribute the future cash payments it receives on the subordinated debentures to the holders of the capital and common securities.

     The capital securities represent preferred ownership interests in the assets of the Trust.

     Each capital security pays a cumulative quarterly distribution at the
annual rate of     % of the $10.00 liquidation amount of each capital security,
beginning       , 1999.

     Application has been made to have the capital securities listed on the Nasdaq National Market under the symbol "WBKCP." If approved for listing, we expect trading to commence within 30 days after the capital securities are first issued.

     The capital securities will be ready for delivery in book-entry form only
through The Depository Trust Company on or about    , 1999.

     We will sell our subordinated debentures to the Trust, which will be its sole asset. We may defer interest payments on the subordinated debentures from time to time for up to 20 consecutive quarterly periods. We may redeem the
subordinated debentures on or after     2004, and before      , 2004 upon the
occurrence of a tax, investment company or bank regulatory event described in this prospectus.

     Investing in the capital securities involves certain risks which are
described in the "Risk Factors" section beginning on page      of this
prospectus. You should read this prospectus carefully before you invest in the capital securities.

     Neither the SEC nor any state securities commission has approved or disapproved of the capital securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The capital securities are not deposits or other obligations of a bank or savings association and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.


                                         Per capital security       Total
                                       ------------------------  ------------
Public Offering Price...............        $   10.00            $17,000,000
Proceeds to the Trust...............        $   10.00            $17,000,000


     The Trust will use all proceeds to purchase the subordinated debentures. We will pay all underwriting discounts and commissions, equal to $.035 per capital security or a total of $595,000.

                          Tucker Anthony Cleary Gull
             The date of this prospectus is ___________ ___, 1999.

           [MAP OF LOCATIONS INCLUDING NLT BRANCHES TO BE ACQUIRED]

                               TABLE OF CONTENTS

                                                                                                Page
                                                                                                ----
Forward-looking Statements Relating to Future Performance or Expectations.....................
Summary Information...........................................................................
Summary Selected Consolidated Financial Data..................................................
Risk Factors..................................................................................
Westbank Corporation..........................................................................
Management....................................................................................
Westbank Capital Trust I......................................................................
Use of Proceeds...............................................................................
Capitalization................................................................................
Accounting Treatment..........................................................................
Description of Capital Securities.............................................................
Description of Subordinated Debentures........................................................
Description of Guarantee......................................................................
Relationship Among the Capital Securities, the Subordinated Debentures and the Guarantee......
Certain Federal Income Tax Consequences.......................................................
ERISA Considerations..........................................................................
Underwriting..................................................................................
Legal Matters.................................................................................
Experts.......................................................................................
Where You Can Find More Information...........................................................
Additional Information We Have Incorporated in the Prospectus.................................
Annual Report on Form 10-K/A for the Year Ended December 31, 1998.............................   A-1
Quarterly Report on Form 10-Q for the Three and Six Months Ended June 30, 1999................   B-1

Certain persons participating in this offering may engage in transactions that stabilize, maintain, or otherwise affect the price of the capital securities being offered, including over-alloting shares of the capital securities and bidding for and purchasing such securities at a level above that which otherwise might prevail in the open market. For a description of these activities, see "Underwriting." Such stabilizing transactions, if commenced, may be discontinued at any time. In connection with this offering, certain underwriters (and selling group members) may engage in passive market making transactions in the capital securities on the Nasdaq National Market in accordance with Rule 103 of Regulation M. See "Underwriting."

     No dealer, salesperson or any other person has been authorized to give any information or to make any representations not contained in this prospectus in connection with the offering of the capital securities. If given or made, such information or representations must not be relied upon as having been authorized by us or the underwriters. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the capital securities in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, imply that there has not been any change in the facts in this prospectus or our affairs since the date of this prospectus.

                              Summary Information

     The following information is a summary of the major terms of the offering of capital securities. You should carefully read the more detailed discussion and financial information appearing elsewhere or incorporated in this prospectus before you decide to invest in the capital securities. In this prospectus, references to "we," "us," "our" and "Westbank" are to Westbank Corporation

                             Westbank Corporation

Overview

     We are a Massachusetts chartered bank holding company headquartered in West Springfield, Massachusetts. As a registered bank holding company, we are subject to regulation by the Board of Governors of the Federal Reserve System (which we refer to in this prospectus as the "Federal Reserve Board" or the "FRB"). Through our wholly-owned subsidiaries, Park West Bank and Trust Company ("Park West") and Cargill Bank ("Cargill"), we provide community banking services to our principal market areas of western Massachusetts and northeast Connecticut.

     We have grown to $434.4 million in assets and $370.1 million in deposits at June 30, 1999. Our deposits are insured by the Federal Deposit Insurance Corporation (the "FDIC") up to FDIC limits (generally $100,000 per depositor).

     Our principal executive office is located at 225 Park Avenue, West Springfield, Massachusetts 01089 and our telephone number is (413) 747-1400.

Park West Bank & Trust

     Park West is chartered as a state bank and trust company by The Commonwealth of Massachusetts. Its deposits are insured by the Bank Insurance Fund ("BIF") of the FDIC, and it is subject to regulation by the Massachusetts Commissioner of Banks and the FDIC. Park West offers a full range of retail banking services to individuals, businesses, and nonprofit organizations through thirteen banking offices located in Hampden County, Massachusetts. Such services include a wide range of retail checking and savings accounts, loans, safe deposit facilities, and automated teller machines at selected branch locations. As of June 30, 1999, Park West had total assets of $385.0 million.

     Park West also provides lending, depository and related financial services to commercial, industrial, financial, and governmental customers. These services include short and long term loans and revolving credit arrangements, letters of credit, inventory and accounts receivable financing, real estate construction lending, and mortgage loans.

     Park West also operates a Trust Department which provides services normally associated with holding property in a fiduciary or agency capacity. The Trust Department had $114.0 million under management as of June 30, 1999.

Cargill Bank

     On January 29, 1999, we acquired Cargill Bancorp, Inc., the holding company for Cargill Bank, which now retains its name and charter as a separate subsidiary of Westbank. Cargill is a Connecticut chartered savings and loan association which provides a variety of deposit, loan and investment products and services to small businesses and consumers. Cargill's deposits are insured by the Savings Association Insurance Fund of the FDIC, and is regulated by the Office of Thrift Supervision (the "OTS") and the Commissioner of Banking of the State of Connecticut. The business of Cargill is to attract deposits from the general public and to make loans secured by mortgages on residential and other real estate, enabling borrowers to purchase, refinance, construct or improve property. In addition, Cargill makes consumer loans and holds investment securities. Cargill's market area is northeastern Connecticut and is made up primarily of the towns of Putnam, Woodstock, Pomfret, Thompson, Killingly and Eastford. Cargill operates three offices, the main office in Putnam and branch offices in Quinebaug, which is part of Thompson, and Woodstock. The region in which Cargill operates is 30 miles south of Worcester, Massachusetts and centrally located between Boston, Massachusetts, Providence Rhode Island and Hartford, Connecticut. As of June 30, 1999 Cargill had total assets of $49.0 million.

Business Strategy

     We seek growth by developing our core banking operations, deepening our market penetration by providing additional banking services to our present customers, expanding our geographic market area and customer base through selective acquisitions of other banks and by opening new offices in selected areas. The major components of our growth-oriented community banking strategy are set forth below:

          .    Growth of Our Community Banking Franchise

          .    Becoming a Full-Service Financial Provider

          .    Selective Acquisitions and Branch Expansion

          .    Efficient Capital Management and Consistent Shareholder Returns


Pending Acquisition of Two New London Trust, FSB Branches

     On April 12, 1999, we announced the signing of a definitive agreement to purchase two branches located in Danielson and Putnam, Connecticut from New London Trust, FSB. The transaction, which is subject to regulatory approval, is currently expected to close in the fourth quarter of 1999. Cargill has filed the regulatory applications necessary to obtain the required regulatory approvals.

     Under the agreement, Cargill will acquire all of the deposits and certain loans associated with these two branches. At June 30, 1999, the branches had approximately $109.3 million in deposits and approximately $86.5 million in loans.

                           Westbank Capital Trust I

     We organized the Trust as a statutory Delaware business trust on [   ],
1999.The Trust will sell its capital securities to the public and its common securities to us. The Trust will use all of the proceeds from the sale of the capital securities and the common securities to buy our % subordinated
debentures due      , 2029. The subordinated debentures have the same financial terms as the capital securities. We are obligated to make interest payments under the subordinated debentures to the Trust, which the Trust will use to make distributions on the capital securities to you. Our obligations under the subordinated debentures are unsecured and rank junior to all of our other borrowings, except borrowings that by their terms rank equal or junior to the capital securities. We will, on a subordinated basis, fully, irrevocably and unconditionally guarantee the payment by the Trust of the amounts that are required to be paid on the capital securities, to the extent that the Trust has funds available for such payment.

     The Trust intends to maintain its status as an entity that is not taxable as a corporation for federal income tax purposes. The Trust has no separate financial statements. The statements would not be meaningful to you, because the Trust has no independent operations. The Trust has a term of approximately 30 years, but may be dissolved earlier.

                                 The Offering

Securities Offered.......................   The underwriter is offering
                                            1,700,000 % capital securities, each
                                            with a liquidation amount of $10.00.
                                            Each capital security represents an
                                            undivided preferred beneficial
                                            interest in the assets of the Trust.
                                            Each capital security that you own
                                            will entitle you to receive
                                            quarterly distributions as described
                                            in this prospectus.

The Offering Price.......................   The Trust is offering capital
                                            securities at a price of $10.00 for
                                            each capital security.

Distributions............................   If you purchase any capital
                                            securities, you will be entitled to
                                            receive quarterly cash distributions
                                            at an annual rate of % of the
                                            liquidation amount of $10.00 for
                                            each capital security. You will be
                                            entitled to be paid distributions on
                                            March 31, June 30, September 30 and
                                            December 31 of each year, beginning
                                                   , 1999. The amount of each
                                            distribution will include amounts
                                            accrued up to the date the
                                            distribution is due. The
                                            distribution payable on September
                                            30, 1999 will equal the amount
                                            accrued from       , 1999 through
                                                   , 1999. These payments are
                                            identical to the payments that we
                                            are required to make under the
                                            subordinated debentures.

Subordinated Debentures..................   The Trust will invest the proceeds
                                            from the issuance of the capital
                                            securities and the common securities
                                            in an equivalent amount of our   %
                                            subordinated debentures.

Maturity.................................   The subordinated debentures are
                                            scheduled to mature on       , 2029
                                            unless we shorten the maturity date.
                                            We will not shorten the maturity
                                            date unless we have first received
                                            any required regulatory approvals.
                                            The Trust must redeem the capital
                                            securities when the subordinated
                                            debentures are paid on the maturity
                                            date, or following any earlier
                                            redemption of the subordinated
                                            debentures.

We Have the Ability to
   Defer Payment of Your
   Distributions.........................   We can, on one or more occasions,
                                            defer interest payments on the
                                            subordinated debentures for up to 20
                                            consecutive quarters, unless an
                                            event of default exists under the
                                            subordinated debentures. We cannot
                                            defer interest payments beyond     ,
                                            2029, the stated maturity date of
                                            the subordinated debentures.

                                            If we defer interest payments on the
                                            subordinated debentures, the Trust
                                            will also defer distributions on the
                                            capital securities. During this
                                            deferral period, the capital
                                            securities will still accumulate
                                            distributions at an annual rate of
                                                    % of the liquidation amount
                                            of $10.00 for each capital security.
                                            Additionally, any unpaid
                                            distributions on the capital
                                            securities will accumulate
                                            additional distributions at the same
                                            rate, compounded quarterly, to the
                                            extent permitted by law. If the
                                            Trust defers your distributions, you
                                            will still be required to accrue
                                            interest income and include it in
                                            your gross income for United States
                                            federal income tax purposes, even if
                                            you are a cash basis taxpayer.

Our Guarantee of
   the Capital Securities................   We will fully, irrevocably and
                                            unconditionally guarantee, on a
                                            subordinated basis, to the extent
                                            that the Trust has funds legally
                                            available to make the following
                                            payment obligations:

                                            .  payment of distributions on the
                                               capital securities,

                                            .  payments on liquidation of the
                                               Trust, and

                                            .  payments on maturity or earlier
                                               redemption of the capital
                                               securities.

                                            If we do not make a payment on the
                                            subordinated debentures, the Trust
                                            will not have sufficient funds to
                                            make payments on the capital
                                            securities. Our guarantee does not
                                            cover the payment of distributions
                                            when the Trust does not have
                                            sufficient funds to pay the
                                            distributions. Our obligations under
                                            the guarantee and under the
                                            subordinated debentures are
                                            unsecured and rank junior to all of
                                            our other
                                            borrowings, except borrowings that
                                            by their terms rank equal or junior
                                            to the subordinated debentures.

Redemption...............................   The Trust will redeem the capital
                                            securities when we pay the
                                            subordinated debentures at maturity
                                            on    , 2029. In addition, if we
                                            redeem some or all of the
                                            subordinated debentures before
                                            maturity, the Trust will use the
                                            cash it receives from the redemption
                                            of the subordinated debentures to
                                            redeem proportionately an amount of
                                            capital securities and common
                                            securities having an aggregate
                                            liquidation amount (which is the
                                            number of securities times $10.00)
                                            equal to the aggregate principal
                                            amount of the subordinated
                                            debentures that we redeem.

                                            We can redeem some or all but not
                                            less than all of the subordinated
                                            debentures before     , 2004 at
                                            their principal amount plus any
                                            accrued and unpaid interest to the
                                            date of redemption at any time on or
                                            after     , 2004.

                                            We can redeem all of the
                                            subordinated debentures before     ,
                                            2029 at their principal amount plus
                                            any accrued and unpaid interest to
                                            the date of redemption at any time
                                            if changes in bank regulatory,
                                            investment company or tax laws occur
                                            that would adversely affect the
                                            status of the Trust, the capital
                                            securities or the subordinated
                                            debentures.

                                            We may have to obtain regulatory
                                            approvals, including the approval of
                                            the Federal Reserve Board, before we
                                            redeem any subordinated debentures
                                            prior to maturity.

Distribution of
   Subordinated Debentures...............   We have the right at any time to
                                            dissolve the Trust and cause the
                                            subordinated debentures to be
                                            distributed to holders of capital
                                            securities in liquidation of the
                                            Trust, subject to receiving prior
                                            approval of the FRB to do so if we
                                            are then required under applicable
                                            capital guidelines or policies of
                                            the FRB. See "Description of Capital
                                            Securities--Liquidation of the Trust
                                            and Distribution of Subordinated
                                            Debentures."

Trustees of Westbank
   Capital Trust I.......................   There are five trustees of the
                                            Trust. Wilmington Trust Company will
                                            be the property trustee, Wilmington
                                            Trust Company will be the Delaware
                                            trustee and three individuals who
                                            are employees of Westbank will be
                                            the administrative trustees of the
                                            Trust.

                                            As the sole holder of the common
                                            securities, we can replace or remove
                                            any of the trustees. However, if an
                                            event of default exists under the
                                            trust agreement governing the Trust,
                                            only the holders of a majority in
                                            aggregate liquidation amount of the
                                            capital securities would be able to
                                            remove and replace the property
                                            trustee and the Delaware trustee. As
                                            owner of all of the common
                                            securities, only we can remove or
                                            replace the administrative trustees.
                                            The duties and obligations of each
                                            trustee are governed by the trust
                                            agreement.

Form of the Capital Securities
   When They Are Issued..................   The capital securities will be
                                            represented by one or more global
                                            securities that will be deposited
                                            with and registered in the name of
                                            The Depository Trust Company, New
                                            York, New York ("DTC") or its
                                            nominee. This means that you will
                                            not receive a physical certificate
                                            for the capital securities. We
                                            expect that the capital securities
                                            will be ready for delivery through
                                            DTC on or about        , 1999.

Purchases of the Capital
   Securities for an Employee
   Benefit Plan..........................   If you are purchasing the capital
                                            securities for an employee benefit
                                            plan, you should read "ERISA
                                            Considerations" for a discussion of
                                            prohibited transactions and your
                                            fiduciary duties.

Limited Voting Rights....................   If you purchase the capital
                                            securities, you will have no voting
                                            rights, except in limited
                                            circumstances. See "Description of
                                            Capital Securities--Voting Rights;
                                            Amendment of Trust Agreement."

Use of proceeds..........................   All the proceeds to the Trust from
                                            the sale of the capital securities
                                            and the common securities will be
                                            invested by the Trust in the
                                            subordinated debentures. Of the
                                            $17.0 million in proceeds, we will
                                            contribute approximately $16.0
                                            million in net proceeds to Cargill
                                            as equity capital to support the
                                            pending acquisition of two
                                            Connecticut branches of New London
                                            Trust, FSB. The offering of the
                                            capital securities is not contingent
                                            upon consummation of the pending
                                            branch acquisition. If the branch
                                            acquisition is not consummated, we
                                            intend to use the proceeds for
                                            expansion of our lending and
                                            investment activities and for
                                            general corporate purposes.

Listing of the Capital
   Securities............................   Application has been made to have
                                            the capital securities listed on the
                                            Nasdaq National Market under the
                                            symbol "WBKCP." If approved for
                                            listing, we expect trading to
                                            commence within 30 days after the
                                            capital securities are first issued.

           Summary Selected Consolidated Financial Data (Unaudited)

     We have selected highlights from our consolidated financial data as of, and for the quarters ended June 30, 1999 and 1998 and as of, and for the five years ended December 31, 1998. You should read our consolidated financial statements and related notes included in our annual report on Form 10-K/A, for the year ended December 31, 1998 and the quarterly reports on Form 10-Q for the three and six months ended June 30, 1999, which we have attached to this prospectus as Appendix A and Appendix B, respectively.

     The unaudited selected consolidated financial information set forth below gives effect to the merger with Cargill Bancorp, Inc. on January 29, 1999 under the pooling-of-interests accounting method. The selected statement of income data treats the merger as if the respective companies had been combined for all periods presented. Westbank's fiscal year ends December 31 and Cargill's fiscal year ends September 30.

                                              At or For the Six
                                               Months Ended
                                                  June 30,                       At of For the Years Ended December 31,
                                            ---------------------    -------------------------------------------------------------
                                               1999       1998         1998          1997        1996         1995         1994
                                            ---------   ---------    --------     ---------    ---------    ---------    ---------
                                                                 (Dollars in thousands, excluding per share data)
SELECTED BALANCE SHEET
 DATA:
 Total assets..........................     $434,423     $397,898     $402,623     $355,567     $331,803     $299,590     $284,814
 Cash and cash equivalents.............       14,682       29,381       14,240       16,526       25,176       14,953       14,349
 Loans, net............................      338,164      287,389      293,113      268,254      254,948      233,527      225,193
 Securities............................       70,195       69,244       84,328       60,312       40,584       36,651       33,580
 Deposits..............................      370,084      347,636      342,267      314,679      298,014      269,478      256,668
 Borrowed funds........................       32,057       18,796       27,807       11,884        9,269        7,677        8,625
 Stockholders' equity..................       30,966       29,359       30,490       26,918       22,717       20,786       17,355

SELECTED STATEMENT OF
 INCOME DATA:
 Total interest and dividend income....     $ 14,996     $ 13,878     $ 28,631     $ 26,724     $ 24,059     $ 23,475     $ 19,647
 Total interest expense................        6,806        6,381       13,292       12,091       10,524       10,145        7,481
                                            --------     --------     --------     --------     --------     --------     --------
 Net interest income...................        8,190        7,497       15,339       14,633       13,535       13,330       12,166
 Provision for loan losses.............           77           40           41          306          944        2,907        1,528
                                            --------     --------     --------     --------     --------     --------     --------
 Net interest income after provision
   for loan losses.....................        8,113        7,457       15,298       14,327       12,591       10,423       10,638
 Non-interest income...................        1,110        1,257        2,427        2,529        2,340        3,104        2,641
 Non-interest expenses.................        5,854        5,693       12,200       11,066       11,278        9,969       11,234
                                            --------     --------     --------     --------     --------     --------     --------
 Income before income taxes............        3,369        3,021        5,525        5,790        3,653        3,558        2,045
 Income taxes (benefit)................        1,277        1,182        2,148        2,406        1,516        1,132         (307)
                                            --------     --------     --------     --------     --------     --------     --------
 Net income before cumulative effect
   of accounting change................        2,092        1,839        3,337        3,384        2,137        2,426        2,352
 Cumulative effect of accounting
   change for income taxes.............            -            -            -            -            -            -          (22)
                                            --------     --------     --------     --------     --------     --------     --------
 Net income............................     $  2,092     $  1,839     $  3,377     $  3,384     $  2,137     $  2,426     $  2,330
                                            ========     ========     ========     ========     ========     ========     ========

PER SHARE DATA:
 Basic earnings per share..............     $   0.50     $   0.45     $   0.82     $   0.88     $   0.59     $   0.69     $   0.67
 Diluted earnings per share............         0.48         0.43         0.79         0.85         0.57         0.67         0.65
 Book value per share..................         7.32         7.08         7.26         6.84         6.19         5.89         5.25
 Dividends per share...................         0.20         0.20         0.40         0.30         0.24         0.20         0.00

                                                At or For the Six
                                                  Months Ended
                                                    June 30,                      At or For the Years Ended December 31,
                                             ----------------------  -------------------------------------------------------------
                                               1999         1998          1998        1997         1996         1995        1994
                                             --------    ----------  ------------  ----------   ----------   ----------  ---------
PERFORMANCE RATIOS(1):
   Return on average total assets.........     1.01%        1.00%          0.88%       0.97%        0.68%        0.81%       0.86%
   Return on average stockholders' equity.    13.50        12.96          11.55       13.73         9.81        12.29       13.20
   Interest rate spread(2)................     3.49         3.57           3.49        3.74         3.92         4.10        4.30
   Interest rate margin(2)................     4.15         4.31           4.22        4.45         4.62         4.78        4.79
   Average earnings assets to average
      interest-bearing liabilities........   119.10       121.09         122.32      119.27       119.37       118.63      116.49
   Efficiency ratio(2) (3)................    62.95        65.03          68.67       64.48        71.04        60.66       75.87

EARNINGS TO FIXED CHARGES
RATIOS(4):
   Including interest on deposits.........     1.50x        1.49x          1.42x       1.48x        1.35x        1.35x       1.27x
   Excluding interest on deposits.........     7.79        12.85           9.77       20.90        15.00        13.99       11.23

ASSET QUALITY RATIOS:
   Nonperforming loans to total loans.....     0.25%        0.35%          0.37%       0.68%        1.23%        2.89%       2.57%
   Allowance for loan losses to total
      loans...............................     0.80         0.95           0.90        1.13         1.05         1.65        1.49
   Allowance for loan losses to non-
      performing loans....................   316.67       273.98         259.24      166.87        85.41        55.42       51.70
   Net charge-offs to average loans(1)....     0.01         0.13           0.15       (0.02)        0.88         1.03        0.76

CAPITAL RATIOS:
   Stockholders' equity to total assets...     7.12%        7.39%          7.53%       7.44%        7.00%        6.86%       6.44%
   Tier 1 risk-based capital ratio........    11.44        11.89          11.94       11.57        10.58        10.29        9.10
   Total risk-based capital ratio.........    12.41        13.00          13.00       12.77        11.76        11.45       10.38
   Core capital (to tangible assets)......     7.12         7.39           7.53        7.44         7.00         6.86        6.44

Tangible capital (to
 tangible assets).........................     7.12         7.39           7.53        7.44         7.00         6.86        6.44

_________________________

(1) Ratios are annualized for the six months ended June 30, 1999 and 1998.
(2) Ratios are calculated using fully tax equivalent (FTE) interest income.
(3) Equals non-interest expenses divided by net interest income (FTE) plus non-interest income (excluding net gains or losses on securities transactions).
(4) For purposes of computing the ratios of earnings to fixed charges, earnings represent income before income taxes plus fixed charges. Fixed charges represent total interest expense, including and excluding interest on deposits.

                                 Risk Factors

     An investment in the capital securities involves a number of risks. Some of these risks relate to the capital securities and others relate to us. We urge you to carefully consider this information, together with the other information in this prospectus and in the documents that we have incorporated by reference in this prospectus.


          Risks related to your investment in the capital securities

We will depend primarily on any dividends we may receive from our subsidiaries in making payments under the subordinated debentures, which could affect the payments made to you under the capital securities

     Because we are a bank holding company, substantially all of our operating assets are owned by Park West and Cargill. We rely primarily on dividends from Park West and Cargill to pay principal and interest on our outstanding debt obligations and corporate expenses. The boards of directors of Park West and Cargill have the sole discretion to declare and pay any dividends to us. In addition, the FRB limits all capital distributions by Park West and Cargill directly or indirectly to us, including dividend payments. Without prior approval, neither Park West nor Cargill may declare a dividend if the total amount of all dividends declared by either bank in any calendar year exceeds the total of their respective retained net income for the current year and retained net income for the preceding two years. Under federal law, neither Park West nor Cargill can pay any dividend if, after paying the dividend, it will be "undercapitalized." The FRB may declare a dividend payment to be unsafe and unsound even though Park West or Cargill would continue to meet its capital requirements (imposed by the FDIC and the Massachusetts Commissioner of Banks in the case of Park West, and the OTS and the Commissioner of Banking of the State of Connecticut in the case of Cargill) after the dividend. If either Park West or Cargill do not pay dividends to us and we are unable to make payments on the subordinated debenture, the Trust will not be able to pay distributions and other payments on the capital securities and the guarantee will not apply.


We cannot make payments under the guarantee or the subordinated debentures if we default on our other obligations that are more senior

     Our obligations under the guarantee issued for your benefit are unsecured and rank

     . junior to all of our other borrowings, except those borrowings that by their terms are equal or junior to the guarantee;

     .    senior to our common stock.

     This means that we cannot pay under the guarantee if we default on payments of any of our other borrowings, unless, by their terms, those borrowings are equal or junior to the guarantee. If we liquidate, go bankrupt or dissolve, we would be able to pay under the guarantee only after we have paid all our other liabilities that are senior to the guarantee.

     Our obligations under the subordinated debentures are unsecured and rank junior in priority to all of our senior indebtedness, which includes our borrowings that are not by their terms equal or junior to the subordinated debentures. If we default on a payment on our senior indebtedness, we cannot pay principal or interest on the subordinated debentures. If we liquidate, go bankrupt or dissolve, we would be able to pay the Trust under the subordinated debentures only after we have made all payments on our senior indebtedness. As of June 30, 1999, we had senior indebtedness of $19.1million.

     If we default on our obligations to pay principal or interest on the subordinated debentures, the Trust will not have sufficient funds to make distribution payments or liquidation payments on the capital securities. As a result, you will not be able to rely upon our guarantee for payment of these amounts. Instead, you or the property trustee may enforce the rights of the Trust under the subordinated debentures against us. For more information, please refer to "Description of Subordinated Debentures--Enforcement of Certain Rights by Holders."

     The capital securities, the guarantee, the subordinated debentures and the indenture do not limit our ability or the ability of any subsidiary to incur additional debt, including debt that is senior in priority of payment.

     For more information on payments under the guarantee and the subordinated debentures, you should refer to "Description of Guarantee--Status of the Guarantee" and "Description of Subordinated Debentures--Subordination."


We may defer interest payments on the subordinated debentures which could have adverse consequences to you

     We have the right, at one or more times, unless an event of default exists under the subordinated debentures, to defer interest payments on the subordinated debentures for up to 20 consecutive quarters, but not beyond
             , 2029. If we defer interest payments, the Trust will defer paying distributions to you on your capital securities during the deferral period. However, during this period, the capital securities would still accumulate
distributions at the rate of           % per year, compounded quarterly, to the
extent permitted by law. During any deferral period, we will be prohibited from declaring or paying cash dividends on our capital stock or from paying on or repaying, repurchasing or redeeming any debt which ranks equal or junior to the subordinated debentures. For more information, please refer to "Description of Capital Securities--Distributions."

     When any deferral period ends and we pay all interest then accrued and unpaid on the subordinated debentures, we may elect to begin a new deferral period. There is no limitation on the number of times that we may elect to begin a deferral period. See "Description of Capital Securities--Distributions" and "Description of Subordinated Debentures--Option to Extend Interest Payment Date."

     If we exercise our right to defer payments of interest on the subordinated debentures, you will be required to accrue income as original issue discount
(OID) in respect of the deferred stated interest allocable to your capital securities for United States federal income tax purposes, which will be allocated but not distributed to you. As a result, you will be required to recognize income for United States federal income tax purposes before you receive any cash and will not receive the cash related to this interest income from the Trust if you dispose of your capital securities prior to the record date for the distribution payment. For more information, you should read "Certain

Federal Income Tax Consequences--Interest Income and Original Issue Discount" and "--Sales or Redemption of Capital Securities."

     We do not currently intend to exercise our right to defer interest payments on the subordinated debentures. However, if we exercise this right in the future, the market price of the capital securities will probably be affected. The capital securities may trade at a price that does not fully reflect the value of accrued but unpaid interest on the subordinated debentures. If you sell your capital securities during a deferral period, you may not receive the same return on your investment as someone else who continues to hold the capital securities.

The guarantee covers payments only if the Trust has cash available

     If we default on our obligations to pay principal or interest on the subordinated debentures, the Trust will not have sufficient funds to make distribution payments or liquidation payments on the capital securities.
Because our guarantee does not cover payments when the Trust does not have sufficient funds, you will not be able to rely upon the guarantee for payment of these amounts. Instead, you or the property trustee may enforce the rights of the Trust under the subordinated debentures against us. For more information, please refer to "Description of Subordinated Debenture--Enforcement of Certain Rights by Holders."

The Trust may redeem the capital securities before                 , 2004 if a
special event occurs; you may be taxed on the redemption proceeds and you may not be able to reinvest the redemption proceeds at the same or a higher rate of return

     If there are changes in bank regulatory, investment company or tax laws that would adversely affect the status of the Trust, the capital securities or the subordinated debentures, we have the right to redeem the subordinated debentures, in whole but not in part. Our redemption of the subordinated debentures will cause the Trust to redeem the capital securities and the common securities at a price equal to $10.00 per security plus any accrued and unpaid distributions. Under current United States federal income tax law, the redemption of the capital securities would be a taxable event to you. In addition, depending upon capital market conditions at the time of such redemptions, you may not be able to reinvest the money you receive in the redemption at a rate that is equal to or higher than the rate of return you received on the capital securities. We may have to obtain regulatory approval, including the approval of the FRB, before we redeem any subordinated debentures. For more information, you should refer to "Description of Capital Securities-- Redemption."

If we distribute the subordinated debentures, there may be an adverse effect on the trading market and trading price of your investment, and there may be adverse tax effects

     We may dissolve the Trust at any time and, after satisfying the liabilities owed to the Trust's creditors under applicable law, the Trust will distribute the subordinated debenture to you, as a holder of capital securities, and us, as the holder of common securities.

     If the trustees distribute the subordinated debentures to you, we will use our best efforts to list the subordinated debentures on the Nasdaq National Market. We cannot be sure that the subordinated debentures will be approved for listing on Nasdaq or that a trading market will exist for the subordinated debentures. Accordingly, the capital securities or the subordinated debentures may trade at a discount from the price that an investor paid to purchase the capital securities. Because holders of capital securities may receive subordinated debentures in liquidation of the Trust and because distributions are otherwise limited to payments on the subordinated debentures, prospective purchasers of capital securities are also making an investment decision with regard to the subordinated debentures and should carefully review all the information regarding the subordinated debentures contained in this prospectus.

     Under current United States federal income tax law, a distribution of the subordinated debentures following the dissolution of the Trust would not be a taxable event to you unless the distribution occurs at a time when the Trust is treated as an association taxable as a corporation. However, any distributions of cash for the subordinated debentures would be a taxable event to you. You should refer to "Certain Federal Income Tax Considerations--Receipt of Subordinated Debentures or Cash Upon Liquidation of the Trust" for more information.

You will have limited voting rights

     As a holder of capital securities, you will have limited voting rights. You can vote only to modify the capital securities and to exercise the Trust's rights as a holder of the subordinated debentures. In general, only we can replace or remove any of the trustees. However, if an event of default exists under the trust agreement, the holders of the capital securities may replace the property trustee and the Delaware trustee.

     We, along with the property trustee and the administrative trustees, may amend the trust agreement without your consent even if these actions adversely affect your interests, to ensure that the Trust:

     (a) will not be classified as an association taxable as a corporation for United States federal income tax purposes and

     (b) will not be required to register as an "investment company" under the Investment Company Act of 1940.

     You will have no voting rights with respect to any matters submitted to a vote of our stockholders. For more information on your voting rights, please refer to "Description of Capital Securities--Voting Rights; Amendment of the Trust Agreement" and "--Removal of Trustees."


The holders of the capital securities and the subordinated debentures are not protected by covenants in the indenture and the trust agreement

     Neither the indenture, which sets forth the terms of the subordinated debentures, nor the trust agreement, which sets forth the terms of the capital securities and the common securities, protects holders of the subordinated debentures or the capital securities, respectively, in the event we experience significant adverse changes in our financial condition or results of operations. In addition, neither the indenture nor the trust agreement limits our ability or the ability of any subsidiary to incur additional indebtedness. Therefore, the provisions of these governing instruments should not be considered a significant factor in evaluating whether we will be able to comply with our obligations under the subordinated debentures or the guarantee.

Trading price may not reflect the full value of the capital securities

     We cannot predict the market prices for the capital securities or the subordinated debentures that may be distributed if we dissolve the Trust. The capital securities or the subordinated debentures may trade at a discount from the price that you paid for the capital securities and may trade at prices that do not fully reflect the value of any accrued and unpaid interest on the underlying subordinated debentures.

     A holder who uses the accrual method of accounting for tax purposes (and a cash method holder, if the subordinated debentures are deemed to have been issued with OID) and who disposes of its capital securities between record dates for payments of distributions will be required to include accrued but unpaid interest on the subordinated debentures through the date of disposition in income as ordinary income (i.e., interest or, possibly, OID), and to add such amount to its adjusted tax basis in its share of the underlying subordinated debenture deemed disposed of. To the extent the selling price is less than the holder's adjusted tax basis (which will include all accrued but unpaid interest), a holder will recognize a capital loss. Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for United States federal income tax purposes. See "Certain Federal Income Tax Considerations--Interest Income and Original Issue Discount" and "--Sales or Redemptions of Capital Securities."

     We have applied for the capital securities to be listed on the Nasdaq National Market. Although the underwriter of the offering has indicated that it intends to make a market in the capital securities, it is not obligated to do so and may stop any market-making activities at any time without notice. We cannot be sure that there will be a liquid trading market for the capital securities.


                           Risks related to Westbank


We may experience difficulties in managing our growth

As part of our general strategy we may continue to acquire banks and businesses that we believe provide a strategic fit with our business. To the extent that we do grow, we cannot assure you that we will be able to adequately and profitably manage our growth. Acquiring other banks and businesses, including but not limited to our recent acquisition of Cargill, will involve risks commonly associated with acquisitions, including:

     . potential exposure to liabilities of banks and businesses we acquire;

     . difficulty and expense of integrating the operations and personnel of banks and businesses we acquire;

     . potential disruption to our business;

     . potential diversion of our management's time and attention;

     . impairment of relationships with and the possible loss of key employees and customers of the banks and businesses we acquire; and

     . incurrence of amortization expense if we account for an acquisition as a purchase.

     The success of our internal growth strategy will depend primarily on our ability to generate an increasing level of loans and deposits at acceptable risk levels and on acceptable terms without significant increases in non-interest expenses relative to revenues generated. There is no assurance that we will be successful in implementing our internal growth strategy. Our financial performance also depends, in part, on our ability to manage various portfolios and our ability to successfully introduce additional financial products and services. There can be no assurance that additional financial products and services will be introduced or, if introduced, that such financial products and services will be successful. Furthermore, the success of our growth strategy will depend on our ability to maintain sufficient regulatory capital levels and general economic conditions that are beyond our control.


If we are unable to successfully compete for customers in our market area, our financial condition and results of operations could be adversely affected

     We face intense and increasing competition in making loans, attracting deposits and providing other financial products and services. The market area in which we operate, has numerous financial institutions that we compete with for customers. Our competition for loans comes principally from:

     . commercial banks                       . mortgage banking companies
     . savings banks                          . finance companies
     . savings and loan associations          . credit unions

Our competition for deposits comes principally from:

     . commercial banks                       . brokerage firms
     . savings banks                          . insurance companies
     . savings and loan associations          . money market mutual funds
     . credit unions                          . mutual funds (such as corporate
                                                and government securities funds)

     Many of these competitors have greater financial resources and name recognition, more locations, more advanced technology and more financial products to offer than we have. Our profitability depends on our continued ability to attract new customers and compete in western Massachusetts and northeastern Connecticut. If we are unable to successfully compete, our financial condition and results of operations will be adversely affected.

Because we primarily serve Western Massachusetts and Northeast Connecticut, a decline in the local economy could lower our profitability

     We serve the Hampden County area of western Massachusetts with our main office and twelve Park West branches and the Putnam County area of northeast Connecticut with our three Cargill locations. The level of our profits depend on providing products and services to customers in this local region. An increase in unemployment, a decrease in real estate values or an increase in interest rates are among the factors that could weaken the local economy. With a weaker local economy:

     . customers may not want or need our products and services,

     . borrowers may be unable to repay their loans,

     . the value of the collateral securing our loans to borrowers may decline, and

     . the overall quality of our loan portfolio may decline.

     Making mortgage loans is a significant source of our profits. If customers in the local area do not want these loans, our profits may decrease. Although we could make other investments, we may earn less revenue on these investments than on loans. Also, our losses on loans may increase if borrowers are unable to make payments on their loans.


Our future profits will be affected by our ability to successfully integrate the new branches to be acquired from New London Trust, FSB

     Cargill has agreed, subject to regulatory approval, to purchase two branches located in Danielson and Putnam, Connecticut. Under the agreement, Cargill will acquire all of the deposits and certain of the loans associated with these branches (approximately $109.3 million and $86.5 million, respectively, as of June 30, 1999). Our future profits will be affected by Cargill's ability to retain the acquired deposits, to generate revenues from the new locations, to manage the costs associated with the acquisition and to otherwise successfully integrate the new branches into its operations.


Interest rate changes may reduce our profitability

     To be profitable, we have to earn more money in interest income and fee income than we pay as interest on deposits and other interest-bearing liabilities and as other expenses. If interest rates fall, the amount of interest we earn on loans, and investment securities may decrease more quickly than the amount of interest we pay on deposits and other interest-bearing liabilities. This would result in a decrease in our profitability.

     Changes in the level or structure of interest rates also affect

     . our ability to originate loans,

     . the value of our loan and securities portfolios,

     . our ability to realize gains from the sale of loans and securities,

     . the average life of our deposits and

     . our ability to obtain deposits.

Fluctuations in interest rates will ultimately affect both the level of income and expense we record on a large portion of our assets and liabilities, and the market value of all interest-earning assets, other than interest-earning assets that mature in the short term. Our interest rate management strategy is designed to stabilize net interest income and preserve capital over a broad range of interest rate movements by matching the interest rate sensitivity of assets and liabilities. Although we believe that our current mix of loans, mortgage-backed securities, investment securities and deposits is reasonable, significant fluctuations in interest rates may have a negative effect on our profitability.

     In addition, Cargill is assuming $109.3 million of deposit liabilities from New London Trust, FSB and creating $17.0 million in interest-bearing liabilities in connection with this offering. The assumption of these interest-bearing liabilities could affect our interest rate risk.


We cannot predict how changes in technology will affect our business

     The financial services market, including banking services, is increasingly affected by advances in technology, including developments in:

     . telecommunications,

     . data processing,

     . automation,

     . Internet-based banking,

     . telebanking, and

     . debit cards and so-called "smart cards."

     Our ability to compete successfully in the future will depend on whether we can anticipate and respond to technological changes. To develop these and other new technologies we will likely have to make additional capital investments. Although we continually invest in new technology, we cannot assure you that we will have sufficient resources or access to the necessary proprietary technology to remain competitive in the future.


The year 2000 problem could hurt our operations and profits

     We rely upon computers to conduct our daily business. If our computer systems fail to recognize a date using "00" as the year 2000, we may be unable to do our routine business and provide service to our customers. The failure of the computer systems of parties we do business with or utilities, including the electric and telephone companies, to recognize the year 2000 may also disrupt our operations. For example, we may not be able to process withdrawals or deposits, prepare account statements or engage in any of the transactions that constitute our normal operations. Any one or more of these events could hurt our profits.

     We primarily use a third party vendor to process our electronic data. Our vendor has modified or replaced many of its computer applications and systems necessary to correct the year 2000 date issue. We have substantially completed testing these modified applications and systems. We also use a combination of purchased and contract-based software as well as other third party vendors for many of our data processing needs. Our assessment of potential computer issues for the year 2000 has been substantially completed. Where potential computer issues have been identified, the vendors have committed to definitive dates to resolve such issues. We have established contingency plans for systems for which year 2000 issues will not be corrected. If our vendors do not achieve year 2000 compliance, our operations could be adversely affected.

     The FDIC and the OTS, our primary federal bank regulators, along with the other federal and state bank regulators, have identified the year 2000 issue as a substantive area of examination for both regularly scheduled and special bank examinations. In accordance with regulatory guidelines issued by the banking regulators, we have substantially completed our testing of both internally and externally supplied systems and all renovations as of June 30, 1999. Because of this oversight by the bank regulatory agencies, if we do not become year 2000 compliant, we could become subject to administrative remedies similar to those imposed on financial institutions otherwise found not to be operating in a safe and sound manner, including remedies available under prompt corrective action regulations.

     There has been limited litigation filed against corporations regarding the year 2000 problem and a corporation's compliance efforts. However, the law in this area will probably continue to develop well into the new millennium. If we experience a year 2000 failure, our exposure could be significant and material, unless there is legislative action to limit year 2000 liability. Legislation has been introduced in several jurisdictions regarding the year 2000 problem. However, we cannot be sure that legislation will be enacted in jurisdictions where we do business that will limit any potential liability. Through June 30, 1999, we had incurred approximately $218,000 in costs associated with achieving year 2000 compliance. We expect to incur approximately $100,000 in additional costs to achieve year 2000 compliance during 1999.

We may be adversely affected by changes in laws and regulations affecting the financial services industry

     Park West and Cargill (the "Banks") are subject to extensive regulation and supervision as a state-chartered bank and trust company and state-chartered savings and loan association, respectively. The regulatory authorities have extensive discretion in connection with their supervision and enforcement activities and their examination policies, including the imposition of restrictions on the operation of a bank, the classification of assets by an institution and requiring an increase in a national bank's allowance for loan losses. Any change in the regulatory structure or the applicable statutes or regulations, whether by the regulators or Congress, could have a material effect on us, the Banks, and the operations of each.

     Forward-looking Statements Relating to Future Performance or Expectations

     We have used and incorporated by reference "forward-looking statements" in this prospectus. Words such as "believes," "expects," "may," "will," "should," "projected," "contemplates" or "anticipates" may constitute forward-looking statements. These statements are within the meaning of the Private Securities Litigation Reform Act of 1995 and are subject to risks and uncertainties that could cause our actual results to differ materially. We have used these statements to describe our expectations and estimates in various areas, including:

     . our overall business conditions particularly in the markets in which we operate,

     .  fiscal and monetary policy,

     .  the market for mortgage originations and purchases,

     .  year 2000 compliance issues,

     .  competitive products and pricing,

     .  credit risk management and

     .  changes in regulations affecting financial institutions.

Our actual results could vary materially from the future results covered in our forward-looking statements. The statements in the "Risk Factors" section are cautionary statements identifying important factors, including certain risks and uncertainties, that could cause our results to vary materially from the future results covered in such forward-looking statements. Other factors, such as the general state of the United States economy, could also cause actual results to vary materially from the future results covered in such forward-looking statements. We disclaim any obligation to announce publicly future events or developments that affect the forward-looking statements in this prospectus.

                             Westbank Corporation

Overview

     We are a Massachusetts-chartered bank holding company headquartered in West Springfield, Massachusetts. Through our wholly-owned subsidiaries, Park West and Cargill, we provide community banking services to our principal market area of western Massachusetts and northeast Connecticut.

     We have grown to $434.4 million in assets and $370.1 million in deposits at June 30, 1999. Our deposits are insured by the FDIC up to FDIC limits (generally $100,000 per depositor).

     Our principal executive office is located at 225 Park Avenue, West Springfield, Massachusetts 01089 and our telephone number is (413) 747-1400.

Park West Bank & Trust

     Park West is chartered as a state bank and trust company by The Commonwealth of Massachusetts, is a member of the FDIC, and is subject to regulation by the Massachusetts Commissioner of Banks and the FDIC. Park West offers a full range of retail banking services to individuals, businesses, and nonprofit organizations through thirteen banking offices located in Hampden County, Massachusetts. Such services include a wide range of checking and savings accounts, loans, safe deposit facilities, and automated teller machines at selected branch locations. As of June 30, 1999, Park West had total assets of $385.0 million.

     Park West also provides lending, depository and related financial services to commercial, industrial, financial, and governmental customers. These services include short and long term loans and revolving credit arrangements, letters of credit, inventory and accounts receivable financing, real estate construction lending, and mortgage loans.

     Park West also operates a Trust Department which provides services normally associated with holding property in a fiduciary or agency capacity. The Trust Department had $114.0 million under management as of June 30, 1999.

Cargill Bank

     On January 29, 1999, we acquired Cargill Bancorp, Inc., the holding company for Cargill Bank, which now retains its name and charter as a separate subsidiary of Westbank. Cargill is a Connecticut chartered savings and loan association which provides a variety of deposit, loan and investment products and services to small businesses and consumers. Cargill is regulated by the OTS and the Commissioner of Banking of the State of Connecticut. The business of Cargill is to attract deposits from the general public and to make loans secured by mortgages on residential and other real estate, enabling borrowers to purchase, refinance, construct or improve property. In addition, Cargill makes consumer loans and holds investment securities. Cargill's market area is northeastern Connecticut and is made up primarily of the towns of Putnam, Woodstock, Pomfret, Thompson, Killingly and Eastford. Cargill operates three offices, the main office in Putnam and branch offices in Quinebaug, which is part of Thompson, and Woodstock. The region in which Cargill operates is 30 miles south of Worcester, Massachusetts and centrally located between Boston, Massachusetts, Providence, Rhode Island and Hartford, Connecticut. As of June 30, 1999 Cargill had total assets of $49.0 million.

Business Strategy

     We seek growth by developing our core banking operations, deepening our market penetration by providing additional banking services to our present customers, by expanding our geographic market area and customer base through selective acquisitions of other banks and by opening new offices in selected areas. The major components of our growth-oriented community banking strategy are set forth below.

 .    Growth of Our Community Banking Franchise

     We strive to serve as a community-oriented bank focused on developing long-term customer relationships by providing personalized service, convenient locations, and the flexibility to meet the needs of individuals and businesses in our market area. In this regard, we currently offer an array of community banking products and services through both Park West and Cargill from Park West's main office and twelve branch locations in Massachusetts and Cargill's three locations in Connecticut. Cargill will also add two additional locations in Connecticut upon completion of the New London Trust, FSB branch acquisition. Large bank mergers have negatively affected small-to medium-sized businesses, which creates opportunities for a community bank that offers both a broad range of products to businesses and exceptional service to consumers. Because customer needs seldom fall into neat categories and usually cross from one type of banking product to another, we believe that organizing around our customers and their needs, not around products, provides us with a competitive advantage. Our local decision-making process in our banking offices allows our employees to listen to our customers and understand their needs and empowers them to deliver customer solutions.

 .    Becoming a Full-Service Financial Provider

     We offer a full-range of deposit, loan, trust, securities brokerage, insurance and other financial products and services to our customers. We view these products and services as a natural extension of our community banking franchise. We are an active business lender and seek to achieve a greater diversification of assets on our balance sheet. We offer small- to medium-sized businesses in our market area traditional loan products and commercial services including short and long term loans and revolving credit arrangements, letters of credit, inventory and accounts receivable financing, real estate construction lending, and mortgage loans. Our commercial and commercial real estate loan portfolios have grown to $114.0 million at June 30, 1999 from $81.7 million at December 31, 1996. Our Trust Department has a well-diversified line of services that is able to meet the changing needs of our customers throughout each phase of their life cycle. The mission of our Trust Department is to build long-term relationships with customers through all market conditions. That means consistently providing the capabilities and capacity to serve customers as their needs and situations change. The Trust Department has built high quality customer relationships based on the trust their customers place in them. At June 30, 1999, fiduciary accounts totaled in excess of $114.0 million. We plan to begin offering trust services to our new customers in Connecticut by January 1, 2000. By becoming a full-service provider of financial services, we have enhanced our ability to attract and retain both retail and commercial customers in our market area.

 .    Selective Acquisitions and Branch Expansion

     We are presently positioned and have sufficient resources and infrastructure to expand through acquisition and branch expansion. Consistent with our corporate strategies of expanding our geographic market area and customer base, Park West has recently established branches in Ludlow and Southwick, Massachusetts. These new full-service banking offices have generated a combined total of $18.0 million in new deposits through June 30, 1999. Park West also added an additional satellite mortgage correspondent bank, which has an excellent reputation in the Franklin County area of Western Massachusetts. In addition, our acquisition of Cargill will allow Cargill to offer a wider range of products and services, while at the same time achieving our corporate objective of expanding our market area and customer base into Connecticut. In this regard, on April 12, 1999, Cargill agreed to acquire two retail banking offices from New London Trust, FSB located in Putnam and Danielson, Connecticut. We will acquire all of the loans and all of the deposit liabilities associated with these offices (approximately $86.5 million and $109.3 million, respectively, at June 30, 1999). We will continue to pursue opportunities for growth in our defined market area as well as in markets that are contiguous to our present market area, which include Connecticut, Rhode Island and Central Massachusetts. We constantly evaluate our technology, operations and product offerings to assess growth opportunities in those areas.

 .    Efficient Capital Management and Consistent Shareholder Returns

     Our policy has always been to maintain our financial strength through risk management, conservative loan underwriting standards, investment in high grade assets and consistent earnings. We have provided a more attractive return on equity over the past few years primarily as a result of the growth of our loan portfolio and deposit liabilities, increases in non-interest income and controlled growth of non-interest expenses, while maintaining our commitment to capital strength and asset quality. We have paid a cash dividend in each of the last 18 quarters and, in recent years, we have a history of increasing quarterly cash dividends to enhance returns for our shareholders. Additionally, we will consider repurchasing shares of our common stock from time to time at prevailing market prices in order to enhance our return on equity.

Pending Acquisition of Two New London Trust, FSB Branches

     On April 12, 1999, we announced the signing of a definitive agreement to purchase two branches located in Danielson and Putnam, Connecticut from New London Trust, FSB. The transaction, which is subject to regulatory approval, is currently expected to close in the fourth quarter of 1999. Cargill has filed the regulatory applications necessary to obtain the required regulatory approvals.

     Under the agreement, Cargill will acquire all of the deposits and certain of the loans related to the two branches. At June 30, 1999, the total amount of deposits to be acquired were approximately $109.3 million, classified as follows:

                                         Weighted Average
                             Amount        Interest Rate
                        ---------------  -----------------
                                   (Unaudited)
                         (In thousands)
Deposits:
   Demand.............      $  3,348                -%
   NOW................         7,497             0.94
   Money market.......         7,869             3.20
   Savings............        18,172             2.51
   Time...............        72,445             5.12
                            --------             ----
       Total deposits.      $109,331             4.23%
                            ========             ====

  At June 30, 1999, the total amount of loans to be acquired were approximately $86.5 million, categorized as follows:

                                           Weighted Average
                               Amount       Interest Rate
                          --------------- ------------------
                                     (Unaudited)
                          (In thousands)
Loans:
   Real estate:
       Residential.......     $62,335           7.55%
       Commercial........      16,860           8.81
       Construction......       1,230           6.98
   Consumer..............       2,194           7.79
   Commercial............       3,834           8.60
                              -------           ----
       Total loans            $86,453           7.91%
                              =======           ====

                                  Management

     Set forth below is certain biographical information with respect to our Directors and Executive Officers, each of whom has been engaged in the principal occupation or employment specified for the past five years unless otherwise noted.

Directors

     Roland O. Archambault, age 67, a resident of Chicopee, MA, has served on the Board of Directors of Westbank since 1989 and on the Board of Directors of Park West since 1991. Mr. Archambault is the former President/owner of Park Supply Company, a new and used brick/masonry supply business, where he retired after 38 years of service in 1998. Mr. Archambault is currently the President/owner of Pinnacle Raceway.

     Mark A. Beauregard, age 47, a resident of South Hadley, MA, has served on the Board of Directors of Park West since 1986 and has served on the Board of Directors of Westbank since 1991. Mr. Beauregard joined the law firm of Resnic, Beauregard, Waite & Driscoll, P.C. in 1977 and became a partner in the firm in 1979.

     David R. Chamberland, age 60, a resident of West Springfield, MA, has served on the Board of Directors of both Westbank and Park West for ten years. Since 1979, Mr. Chamberland has been the President/owner of Chiocopee Building Supply, specializing in cedar and mahogany building materials.

     Donald R. Chase, age 52, has been employed by Park West since 1972, holding a variety of positions of increasing responsibility throughout the years. Mr. Chase was appointed to serve on the Board of Directors of Park West in 1987. In December 1988, he was named President and Chief Executive Officer of Park West. In September 1990, he was appointed to the Board of Directors of Westbank and named President and Chief Executive Officer. In April 1999, Mr. Chase was also appointed Vice Chairman of the Company. Mr. Chase was elected to serve on the Board of Directors of Cargill in February 1999. Mr. Chase is active in the community serving on several boards and committees, including Eastern States Exposition, Westover Metropolitan Development Corporation, Holyoke Community College Foundation, and the United Way.

     Leroy F. Jarrett, age 71, a resident of Chatham, MA, has served on the Board of Directors of both Westbank and Park West since 1961. Mr. Jarrett is the former President and Treasurer of New England Church Interiors where he retired in early 1995. Mr. Jarrett has served as past Vice Chairman of Westbank.

     Ernest N. Laflamme, Jr., age 68, a resident of Chicopee, MA, has served on the Board of Directors of Westbank since 1987 and the Board of Park West since 1991. Mr. Laflamme began his career as an Assessor for the City of Chicopee in 1964 and has held the position of Treasurer for the past 29 years. Mr. Laflamme is currently the Chairman of Westbank.

     G. Wayne McCary, age 57, a resident of Longmeadow, MA, has served on the Board of Directors of both Westbank and Park West since February 1999. Mr. McCary has been employed by Eastern States Exposition (State Fairgrounds) for approximately 25 years and was named President in 1991.

     Robert J. Perlak, age 63, a resident of Chicopee, MA, has served on the Board of Directors of Westbank since 1987 and has served on the Board of Park West since 1991. Mr. Perlak is a former Assistant Chief Probation Officer for Hampden County. In 1993, Mr. Perlak, retired from that position after 27 years. Mr. Perlak is currently the Clerk of the Corporation of Westbank.

     George R. Sullivan, age 45, a resident of Longmeadow, MA, was appointed to the Board of Directors of both Westbank and Park West in May 1997. Mr. Sullivan is the Chief Executive Officer of Sullivan Paper Company where he has been employed since 1971. Mr. Sullivan is Assistant Clerk of the Corporation and Westbank.

     James E. Tremble, age 60, a resident of Longmeadow, MA, has served on the Board of Directors for Park West since 1986 and was appointed to the Board of Directors of Westbank in 1991. Mr. Tremble is the President of Valley Communication Systems, Inc., a family-owned communications business, where he has been employed since January 1976.

Executive Officers who are not Directors

     John M. Lilly, age 51, has been employed by Park West for 26 years in a variety of positions in the finance and audit areas. In December 1988, Mr. Lilly was appointed Executive Vice President and Treasurer of Park West, and, in December 1991, he was named Treasurer and Chief Financial Officer of Westbank.

     Gary L. Briggs, age 48, has held a variety of positions in the lending area of Park West since 1979. In December 1998, Mr. Briggs was elected Executive Vice President of Lending at Park West. Prior to coming to Park West, he was employed at Household Finance Corporation from 1973 - 1979. Mr. Briggs was named Executive Vice President of Cargill Bank in April 1999.

     Robert A. Gibowicz, age 56, has been employed by the Bank for 16 years. In December 1983, he was hired as Trust Officer, and in October 1986, he was named Senior Trust Officer. Prior to coming to Park West, Mr. Gibowicz held a variety of trust positions beginning in 1964 and continuing through December 1983 at Franklin County Trust Company and Shawmut Bank of Hampshire County, respectively.

                           Westbank Capital Trust I

     We organized the Trust as a statutory business trust under Delaware law pursuant to the trust agreement that we, as sponsor, and the trustees executed. We, together with the trustees, filed a certificate of trust with the Delaware
Secretary of State on [    ], 1999.

     The Trust exists solely to:

     . issue and sell the capital securities to the public and the common securities to us;

     . use the proceeds from the sale of the capital securities and common securities to purchase our subordinated debentures, which will be the only assets of the Trust;

     . maintain its status as a grantor trust for federal income tax purposes; and

     . engage in other activities that are necessary or incidental to these purposes.

     We will purchase all of the common securities of the Trust. The common securities will represent an aggregate liquidation amount equal to 3% of the Trust's total capitalization. The capital securities will represent the remaining 97% of the Trust's total capitalization. The common securities will have terms substantially identical to the capital securities. However, if we default on our payments under the subordinated debentures, the Trust will only pay cash distributions and liquidation, redemption and other amounts payable to us with respect to the common securities after it pays you these amounts on the capital securities.

     The Trust has a term of approximately 30 years, but we may dissolve it earlier as provided in the trust agreement. The trustees conduct the Trust's business and affairs. We appoint each trustee. The trustees are:

     .    Wilmington Trust Company, as property trustee;

     .    Wilmington Trust Company, as Delaware trustee; and

     .    Three individuals who are our employees, as administrative trustees.

     As the sole holder of the common securities, we can replace or remove any of the trustees. However, if an event of default exists under the trust agreement, the holders of the capital securities with at least a majority of aggregate liquidation amount of the capital securities will be able to remove and replace the property trustee and the Delaware trustee. Only we, as owner of all of the common securities, can remove or replace the administrative trustees. The duties and obligations of each trustee are governed by the trust agreement.

     We will pay all fees and expenses related to the Trust and the offering of the capital securities, as well as all of the ongoing costs and expenses of the Trust. We will not be responsible for the Trust's obligations under the capital securities, except as provided by our guarantee of the capital securities.

     The Trust has no separate financial statements. The statements would not be meaningful to you because the Trust has no independent operations.

     The principal executive office of the Trust is c/o Westbank Corporation, 225 Park Avenue, West Springfield, MA 01089-3326 and its telephone number is
(413) 747-1400.

                                Use of Proceeds

     All the proceeds to the Trust from the sale of the capital securities and the common securities will be invested by the Trust in the subordinated debentures of the $17.0 million in proceeds, we will contribute approximately $16.0 million to Cargill as equity capital to support the pending acquisition of two branches from New London Trust, FSB. The offering of the capital securities is not contingent upon consummation of the pending branch acquisition. If the branch acquisition is not consummated, we will use the proceeds for the expansion of our lending and investment activities and for general corporate purposes.

                                Capitalization

     The following table presents our pro forma consolidated capitalization at June 30, 1999 and as adjusted to show the effect of the completion of the offering of the capital securities and the issuance of the subordinated debentures to the Trust. You should read this table together with the consolidated financial statements and notes incorporated by reference to our Annual Report on Form 10-K/A, for the fiscal year ended December 31, 1998 and our Quarterly Report on Form 10-Q for the three and six months ended June 30, 1999 and the "Use of Proceeds" section in this prospectus.

                                                                                      June 30, 1999
                                                                     -------------------------------------------------------
                                                                                                as Adjusted
                                                                                     ---------------------------------------
                                                                                                         Securities Sale and
                                                                          Actual      Securities Sale    Branch Acquisition
                                                                     --------------  ----------------   --------------------
                                                                                       (Unaudited)
                                                                                  (Dollars in thousands)
Guaranteed preferred beneficial interest in our
 subordinated debentures(1).......................................      $    -            $17,000               $17,000
Stockholders' equity:
   Common stock, $2.00 par value, 9,000,000 shares authorized
   4,229,931 issued and outstanding...............................        8,460             8,460                 8,460
 Additional paid-in capital.......................................       11,337            11,337                11,337
 Retained earnings................................................       12,094            12,094                12,094
 Accumulated other comprehensive loss.............................         (925)             (925)                 (925)
                                                                        -------           -------               -------
   Total stockholders' equity.....................................      $30,966           $30,966               $30,966
                                                                        -------           -------               -------
   Total guaranteed preferred beneficial interest in our
     subordinate debentures and stockholder equity................      $30,966           $47,966               $47,966
                                                                        =======           =======               =======
Consolidated capital ratios (2):
 Tier 1 risk-based capital ratio..................................        11.44%            15.65%                10.04%
 Total risk-based capital ratio...................................        12.41%            19.00%                12.98%
 Leverage ratio...................................................         7.34%             9.27%                 5.84%

____________________
(1) The sole assets of the Trust, which we will treat as one of our subsidiaries, will be $17.5 million aggregate principal amount of our
    subordinated debentures, which will mature on        , 2029.  Westbank
    will own all of the common securities issued by the Trust.
(2) The capital ratios, as adjusted, are computed including the total net estimated proceeds from the sale of the capital securities and the exclusion of goodwill related to the acquisition of branches from New London Trust, FSB, in a manner consistent with FRB guidelines.

     The following table sets forth the unaudited pro forma condensed consolidated balance sheet and statements of income as of and for the six months ended June 30, 1999 and the year ended December 31, 1998, for the historical, pro forma branch acquisition and as adjusted capital securities issuance for Westbank Corporation based on the assumptions described in the notes to pro forma condensed consolidated balance sheet and statements of income.

     The data set forth below should be read in conjunction with, and is qualified in its entirety by the historical consolidated financial statements of Westbank Corporation, including the related notes. The data set forth below is not necessarily indicative of the results of the future operations of Westbank Corporation upon consummation of the acquisition and securities sale or the actual results that would have been achieved had the acquisition and securities sale been consummated prior to the periods presented.


           UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                                 June 30, 1999
                            (Dollars in thousands)

                                                                                Pro Forma
                                                                                  After
                                                                   Capital       Capital     Acquisition     Pro Forma
                                                   Westbank      Securities    Securities      of NLT         Westbank
                                                June 30, 1999    Issuance(1)    Issuance     Branches(2)    June 30, 1999
                                                -------------    -----------   ----------    -----------    -------------
Assets
 Cash and due from banks......................     $ 13,816        $     -       $ 13,816      $    449        $ 14,265
 Federal funds sold...........................          866         16,405         17,271         8,213          25,484
                                                   --------        -------       --------      --------        --------
   Cash and cash equivalents..................       14,682         16,405         31,087         8,662          39,749
 Securities available for sale, at fair value.       60,229              -         60,229         3,691          63,920
 Investment securities held to maturity,
   at amortized cost..........................        9,966              -          9,966             -           9,966
 Net loans....................................      338,164              -        338,164        85,240         423,404
 Accrued interest receivable..................        2,601              -          2,601           540           3,141
 Bank premises and equipment..................        6,910              -          6,910         1,590           8,100
 Other real estate owned......................           85              -             85           167             652
 Intangible assets............................            -            595            595         9,635          10,230
 Other assets.................................        1,786              -          1,786             -           1,786
                                                   --------        -------       --------      --------        --------
   Total assets...............................     $434,423        $17,000       $451,423      $109,525        $560,948
                                                   ========        =======       ========      ========        ========
Liabilities, Guaranteed Preferred Beneficial
Interests in our Subordinated Debentures
and Stockholders' Equity
 Deposits.....................................     $370,084        $     -       $370,084      $109,331        $479,415
 Borrowed funds...............................       32,057              -         32,057             -          32,057
 Accrued interest payable.....................          470              -            470           194             664
 Other liabilities............................          846              -            846             -             846
                                                   --------        -------       --------      --------        --------
   Total liabilities..........................      403,457              -        403,457       109,525         512,982
                                                   --------        -------       --------      --------        --------
 Guaranteed Preferred Beneficial Interests in
     our Subordinated Debentures..............            -         17,000         17,000             -          17,000
                                                   --------        -------       --------      --------        --------
 Stockholders' equity:
   Common stock...............................        8,460              -          8,460             -           8,460
   Additional paid-in capital.................       11,337              -         11,337             -          11,337
   Retained earnings..........................       12,094              -         12,094             -          12,094
   Accumulated other comprehensive loss.......         (925)             -           (925)            -            (925)
                                                   --------        -------       --------      --------        --------
    Total stockholders' equity................       30,966              -         30,966             -          30,966
                                                   --------        -------       --------      --------        --------
    Total liabilities, guaranteed
      beneficial interests in our
      subordinated debentures and
      stockholders' equity....................     $434,423        $17,000       $451,423      $109,525        $560,948
                                                   ========        =======       ========      ========        ========

__________________

(1) Represents the issuance of the capital securities, with the net proceeds reflected as federal funds sold. The estimated offering costs of $595,000 will be included in other assets and amortized over the 30 year term of the subordinated debentures. Does not reflect additional offering expenses estimated to be approximately $330,000.
(2) Represents, as of June 30, 1999, the unaudited assets acquired and liabilities assumed in the proposed acquisition of the two branches from New London Trust, FSB. Loans to be acquired approximates the assets' fair value. The deposits assumed are all considered to be at market rates and, accordingly, approximate fair value. Intangible assets represents the tax deductible deposit premium of 8.8% of the deposits assumed, including accrued interest payable, which will be amortized over 15 years on a straight-line basis plus $441,000 or more in transaction costs. The net cash received in the settlement of the transaction has been shown as federal funds sold.

                             WESTBANK CORPORATION
          UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                         YEAR ENDED DECEMBER 31, 1998


                                                      (Dollars in Thousands)

                                                                                                      Pro Forma
                                                                       Capital                         Westbank
                                                                      Securities    Acquisition of    December 31,
                                                         Westbank      Issuance      NLT Branches        1998
                                                        ----------    ----------    --------------   -------------
Income:
 Interest and fees on loans.........................    $   23,645       $    -          $7,093       $   30,738
 Interest and dividend income on securities.........         4,614        1,208             196            6,018
 Interest on temporary investments..................           372            -             725            1,097
                                                        ----------       ------          ------       ----------
Total interest and dividend income..................        28,631        1,208           8,014           37,853

Interest expense....................................        13,292        1,572           5,097           19,961
                                                        ----------       ------          ------       ----------
Net interest income.................................        15,339         (364)          2,917           17,892
Provision for loan losses...........................            41            -             187              228
                                                        ----------       ------          ------       ----------
Net interest income after provision
 for loan losses....................................        15,298         (364)          2,730           17,664
                                                        ----------       ------          ------       ----------
Non-interest income:
 Investment security gains (losses).................           141            -               -              141
 Other non-interest income..........................         2,286            -             822            3,108
                                                        ----------       ------          ------       ----------
Total non-interest income...........................         2,427            -             822            3,249
                                                        ----------       ------          ------       ----------

Non-interest expenses:
 Salaries and benefits..............................         5,797            -           1,378            7,175
 Other non-interest expense.........................         5,601            -           1,075            6,676
 Occupancy - net....................................           802            -             272            1,074
 Goodwill...........................................             -            -             682              682
                                                        ----------       ------          ------       ----------
Total non-interest expense..........................        12,200            -           3,407           15,607
                                                        ----------       ------          ------       ----------

Income before income taxes..........................         5,525         (364)            145            5,306
 Income taxes.......................................         2,148         (138)             55            2,065
                                                        ----------       ------          ------       ----------
Net Income..........................................    $    3,377       $ (226)         $   90       $    3,241
                                                        ==========       ======          ======       ==========

Net income per share:
 Basic..............................................    $     0.82                                    $     0.78
 Diluted............................................    $     0.79                                    $     0.76

Weighted average shares outstanding:
 Basic..............................................     4,143,009                                     4,143,009
 Diluted............................................     4,272,682                                     4,272,682

---------------
(1) Does not include costs savings expected and revenue enhancements to be achieved in connection with the acquisition of the NLT branches and combination with Cargill.

                             WESTBANK CORPORATION
          UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                       SIX MONTHS ENDED JUNE 30, 1999

                                                      (Dollars in Thousands)

                                                                     Capital                        Pro Forma
                                                                    Securities    Acquisition of    Westbank
                                                       Westbank      Issuance      NLT Branches   June 30, 1999
                                                      ----------    ----------    --------------  -------------
Income:
 Interest and fees on loans........................   $   12,533       $   -           $3,407       $   15,940
 Interest and dividend income on securities........        2,390         604              134            3,128
 Interest on temporary investments.................           73           -              197              270
                                                      ----------       -----           ------       ----------
Total interest and dividend income.................       14,996         604            3,738           19,338

Interest expense...................................        6,806         796            2,326            9,918
                                                      ----------       -----           ------       ----------
Net interest income................................        8,190        (182)           1,412            9,420
Provision for loan losses..........................           77           -               90              167
                                                      ----------       -----           ------       ----------
Net interest income after provision
 for loan losses...................................        8,113        (182)           1,322            9,253
                                                      ----------       -----           ------       ----------
Non-interest income:
 Investment security gains (losses)................           92           -                -               92
 Other non-interest income.........................        1,018           -              345            1,363
                                                      ----------       -----           ------       ----------
Total non-interest income..........................        1,110           -              345            1,455
                                                      ----------       -----           ------       ----------

Non-interest expenses:
 Salaries and benefits.............................        2,967           -              734            3,701
 Other non-interest expense........................        2,273           -              424            2,697
 Occupancy - net...................................          614           -              118              732
 Goodwill..........................................            -           -              341              341
                                                      ----------       -----           ------       ----------
Total non-interest expense.........................        5,854           -            1,617            7,471
                                                      ----------       -----           ------       ----------

Income before income taxes.........................        3,369        (182)              50            3,237

 Income taxes......................................        1,277         (69)              19            1,227
                                                      ----------       -----           ------       ----------
Net Income.........................................   $    2,092       $(113)          $   31       $    2,010
                                                      ==========       =====           ======       ==========

Net income per share:
 Basic.............................................   $     0.50                                    $     0.48
 Diluted...........................................   $     0.48                                    $     0.46

Weighted average shares outstanding:
 Basic.............................................    4,218,407                                     4,218,407
 Diluted...........................................    4,336,579                                     4,336,579

---------------
(1) Does not include costs savings expected and revenue enhancements to be achieved in connection with the acquisition of the NLT branches and combination with Cargill.

                             Accounting Treatment

     For financial reporting purposes, we will treat the Trust as our subsidiary. We will include the Trust's accounts in our consolidated financial statements. The capital securities will be presented as a separate line item in our consolidated balance sheet as mandatory redeemable preferred stock and will not be included in stockholders' equity and appropriate disclosures about the capital securities, the guarantee and the subordinated debentures will be included in the notes to our consolidated financial statements. For financial reporting purposes, we will record distributions payable on the capital securities as an expense in our consolidated statements of income.

                       Description of Capital Securities

     This summary describes the material provisions of the capital securities. It is not a complete description and you should refer to the trust agreement, including the definitions used in the trust agreement, and the Trust Indenture Act for more information. We have filed the form of the trust agreement as an exhibit to the registration statement of which this prospectus is a part.

General

     The capital securities of the Trust will rank equal to, and payments made on the capital securities will be made on a pro rata basis with, the common securities of the Trust, except as described under "--Subordination of Common Securities." The property trustee will have legal title to the subordinated debentures and will hold them in trust for the benefit of you and the other holders of the capital securities. Our guarantee for the benefit of the holders of the capital securities will be a guarantee on a subordinated basis with respect to the capital securities, but will not guarantee payment of distributions or amounts payable on redemption or liquidation of the capital securities when the Trust does not have funds legally available to pay distributions or other amounts to the holders of the capital securities. You should read "Description of Guarantee" for more information about our guarantee.

Distributions

     The capital securities represent beneficial ownership interests in the Trust. Distributions on the capital securities will be cumulative, and will accumulate from the date that the capital securities are first issued.
Distributions will be made at the annual rate of      % of the stated
liquidation amount of $10.00, payable quarterly in arrears on the distribution dates, which are March 31, June 30, September 30 and December 31 of each year, to holders of the capital securities on the relevant record dates. If the capital securities are in book-entry form, the record dates will be one business day prior to the relevant distribution date. If the capital securities are not in book-entry form, record dates will be the 15/th/ day of the month in which the distribution is to be paid.

     The first distribution date for the capital securities will be September 30, 1999. The period beginning on and including the date the capital securities are first issued and ending on but excluding September 30, 1999, and each period thereafter beginning on and including a distribution date and ending on but excluding the next distribution date is a distribution period.

The amount of distributions payable for any distribution period will be based on a 360-day year of twelve 30-day months.

     If any distribution date would otherwise fall on a day that is not a business day, the distribution date will be postponed to the next day that is a business day without any additional payments for the delay, unless the distribution would fall in the next calendar year, in which case the distribution date will be the last business day of the calendar year. A business day means any day other than a Saturday or a Sunday, or a day on which banks in New York, New York or Wilmington, Delaware are authorized or required by law or executive order to remain closed or a day on which the principal corporate trust office of the property trustee is closed for business.

     The Trust's revenue available for distribution to holders of the capital securities will be limited to our payments to the Trust under our subordinated debentures. For more information, please refer to "Description of Subordinated Debentures -- General." If we do not make interest payments on the subordinated debentures, the property trustee will not have funds available to pay distributions on the capital securities and on the common securities. We will guarantee the payment of distributions if and to the extent that the Trust has funds legally available to pay the distributions. You should read "Description of Guarantee" for more information about the extent of our guarantee.

Option to Defer Interest Payments

     As long as no event of default exists, we have the right under the indenture to elect to defer the payment of interest on the subordinated debentures, at any time or from time to time, for no more than 20 consecutive quarters with respect to each deferral period, provided that no deferral period will end on a date other than an interest payment date on the subordinated
debentures, or extend beyond       , 2029, the maturity date of the debentures.
If we defer payments, the Trust will defer quarterly distributions on the capital securities during a deferral period. During any deferral period distributions will continue to accrue on the capital securities and on any accrued and unpaid distributions, compounded quarterly from the relevant distribution date at the applicable distribution rate, which will be equal to the applicable interest rate on the subordinated debentures. The term distributions includes any accumulated additional distributions.

     Before the end of any deferral period, we may extend the deferral period, as long as the extension does not cause the deferral period to exceed 20 consecutive quarters, or, to end on a date other than an interest payment date
or extend beyond        , 2029.  At the end of any deferral period and
upon the payment of all amounts then due on any interest payment date, we may elect to begin a new deferral period, subject to the above requirements. No interest shall be due and payable during a deferral period until the deferral period ends. We must give the property trustee, the administrative trustees and the debenture trustee notice of our election to defer interest payments or to extend a deferral period at least five business days before the earlier of:

     . the date the distributions on the capital securities would have been payable except for the election to begin a deferral period; and

     . the date the administrative trustees are required to give notice to any securities exchange or automated quotation system or to holders of the capital securities of the record date or the date such distributions are payable, but in any event not less than five business days prior to such record date.

     There is no limitation on the number of times that we may elect to begin a deferral period. Please refer to "Description of Subordinated Debentures--Option to Extend Interest Payment Date" and "Certain Federal Income Tax Consequences-- Interest Income and Original Issue Discount."

     During any deferral period, we may not:

          . declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of our capital stock;

          . make any payment of principal of, or interest, if any, on or repay, repurchase or redeem any debt securities that rank equal or junior to the subordinated debentures; or

          . make any guarantee payments with respect to any guarantee of the debt securities of any subsidiary (including our guarantee of the capital securities issued by the Trust and other similar guarantees) if such guarantee ranks equal or junior to the subordinated debentures.

     Notwithstanding the foregoing, during a deferral period we may make the following payments:

          (a) dividends or distributions in shares of, or options, warrants or rights to subscribe for or purchase shares of, our common stock,

          (b) any declaration of a dividend in connection with the implementation of a stockholders' rights plan, or the issuance of rights, stock or other property under any such plan in the future, or the redemption or repurchase of any such rights pursuant thereto,

          (c)  payments under the guarantee,

          (d) as a result of a reclassification of our capital stock or the exchange or conversion of one class or series of our capital stock or indebtedness for another class or series of our capital stock,

          (e) the purchase of fractional interests in shares of our capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged and

          (f) purchases of common stock related to the issuance of common stock or rights under any of our benefit plans for our directors, officers or employees or any of our dividend reinvestment plans.

     We do not currently intend to exercise our right to defer payments of interest on the subordinated debentures. Our obligations under the guarantee to make payments of distributions is limited to the extent that the Trust has funds legally available to pay distributions. You should read "Description of Guarantee" for more information about the extent of our guarantee.

Redemption

     Upon repayment on           , 2029 or prepayment, in whole or in part prior
to      , 2029, of the subordinated debentures (other than following the distribution of the subordinated debentures to you as a holder of the capital securities and us, as the holder of the common securities), the property trustee will apply the proceeds from the repayment or prepayment of the subordinated debentures (as long as the property trustee has received written notice no later than 45 days before the repayment) to redeem an amount of capital securities having an aggregate liquidation amount equal to the principal amount of the subordinated debentures paid to the Trust. We will give notice of any redemption between 30 and 60 days prior to the redemption date.

     If we prepay less than all of the subordinated debentures on a redemption date, then the property trustee will allocate the proceeds of the prepayment on a pro rata basis among the capital securities and the common securities. If a court of competent jurisdiction enters an order to dissolve the Trust, the subordinated debentures will be subject to optional prepayment in whole, but not
in part, on or after          , 2004.

     We will have the right to prepay the subordinated debentures:

     (1)  in whole or in part, on or after                , 2004; and

     (2)  in whole but not in part, at any time prior to       , 2004, if
there are changes in the bank regulatory, investment company or tax laws that would adversely affect the status of the Trust, the capital securities or the subordinated debentures.

     We may have to obtain regulatory approval, including the approval of the FRB, before we redeem any subordinated debentures.

     Please refer to "Description of Subordinated Debentures--Optional Prepayment" and "--Special Event Prepayment" for information on prepayment of the subordinated debentures.

Liquidation of the Trust and Distribution of Subordinated Debentures

     We, as holder of the outstanding common securities, will have the right at any time to dissolve the Trust and, after satisfying the liabilities owed to the Trust's creditors as required by applicable law, we will have the right to distribute the subordinated debentures to the holders of the capital securities and to us as holder of the common securities. Our right to dissolve the Trust is subject to our receiving:

     . an opinion of counsel to the effect that if we distribute the subordinated debentures, the holders of the capital securities will not experience a taxable event; and

     .    any required regulatory approval.

     The Trust will automatically dissolve if:

     (1)  certain bankruptcy events occur, or we dissolve or liquidate;

     (2) we distribute subordinated debentures having a principal amount equal to the liquidation amount of the capital securities to holders of the capital securities and we, as holder of the common securities, have given written directions to the property trustee to dissolve the Trust (which direction is at our option and, except as described above, wholly within our discretion, as holder of the common securities);

     (3) the Trust redeems all of the capital securities as described under "-- Redemption;"

     (4)  the Trust's term expires; or

     (5) a court of competent jurisdiction enters an order for the dissolution of the Trust.

     If the Trust is dissolved as described in clause (1), (2), (4), or (5) above, the Trust will be liquidated by the trustees as quickly as the trustees determine to be possible by distributing to holders of the capital securities, after satisfying the liabilities owed to the Trust's creditors as provided by applicable law, subordinated debentures having a principal amount equal to the liquidation amount of the capital securities, unless the property trustee determines that this distribution is not practicable. If the property trustee determines that this distribution is not practicable, the holders of the capital securities will be entitled to receive an amount equal to the aggregate in liquidation amount plus accumulated and unpaid distributions on the capital securities to the date of payment (such amount being the "liquidation distribution") out of the assets of the Trust legally available for distribution to holders, after satisfying the liabilities owed to the Trust's creditors as provided by applicable law. If the liquidation distribution can be paid only in part because the Trust has insufficient assets legally available to pay the full amount of the liquidation distribution, or if a debenture event of default exists, the capital securities will have a payment priority over the common securities. For more information, please refer to "--Subordination of Common Securities."

     After the liquidation date is fixed for any distribution of subordinated debentures to holders of the capital securities:

     (1) the capital securities and the common securities will no longer be deemed to be outstanding;

     (2) DTC or its nominee will receive in respect of each registered global certificate representing capital securities and the common securities a registered global certificate representing the subordinated debentures to be delivered upon this distribution; and

     (3) any certificates representing capital securities and the common securities not held by DTC or its nominee will be deemed to represent subordinated debentures having a principal amount equal to the liquidation amount of those capital securities, and bearing accrued and unpaid interest in an amount equal to the accumulated and unpaid distributions on those capital securities until such certificates are presented to the administrative trustees or their agent for cancellation, in which case we will issue to those holders, and the Delaware trustee will authenticate, a certificate representing the subordinated debentures.

     We cannot assure you of the market prices for the capital securities or the subordinated debentures that may be distributed to you in exchange for the capital securities if a dissolution and liquidation of the Trust were to occur. Accordingly, the capital securities that you purchase, or the subordinated debentures that you may receive upon a dissolution and liquidation of the Trust, may trade at a discount to the price that you paid to purchase the capital securities offered by this prospectus.

     If we elect not to prepay the subordinated debentures prior to maturity and either elect not to or we are unable to liquidate the Trust and distribute the subordinated debentures to holders of the capital securities, the capital securities will remain outstanding until the repayment of the subordinated
debentures on              , 2029.

Redemption Procedures

     If we redeem the subordinated debentures, the Trust will redeem capital securities and the common securities at the applicable redemption price with the proceeds that it receives from our redemption of the subordinated debentures. Any redemption of the capital securities and the common securities will be made and the applicable redemption price will be payable on the redemption date only to the extent that the Trust has funds legally available to pay the applicable redemption price. For more information, you should refer to "--Subordination of Common Securities."

     If the Trust gives a notice of redemption for the capital securities, then, by 12:00 noon, New York City time, on the redemption date, to the extent funds legally are available, with respect to:

     . the capital securities held by DTC or its nominees, the property trustee will deposit, or cause the paying agent to deposit, irrevocably with DTC funds sufficient to pay the applicable redemption price and will give DTC irrevocable instructions and authority to pay the redemption price to the holders of the capital securities. For more information, you should refer to "--Form, Denomination, Book-Entry Procedures and Transfer."

     . the capital securities held in certificated form, the property trustee will irrevocably deposit with the paying agent funds sufficient to pay the applicable redemption price and will give the paying agent irrevocable instructions and authority to pay the applicable redemption price to the holders upon surrender of their certificates evidencing the capital securities. For more information, you should refer to "--Payment and Paying Agency."

     The paying agent will initially be the property trustee and any co-paying agent chosen by the property trustee and acceptable to the administrative trustees and us.

     Notwithstanding the foregoing, distributions payable on or before the redemption date will be payable to the holders of the capital securities on the relevant record dates for the related distribution dates. If the Trust gives a notice of redemption and funds are deposited as required, then upon the date of the deposit, all rights of the holders of the capital securities called for redemption will cease, except the right of the holders of the capital securities to receive the applicable redemption price, without interest, and the capital securities called to be redeemed will cease to be outstanding.

     If any redemption date for the capital securities is not a business day, then the applicable redemption price, without interest or any other payment in respect of the delay, will be paid on the next business day, except that, if the next business day falls in the next calendar year, the payment shall be made on the last business day of the calendar year. If payment of the applicable redemption price is improperly withheld or refused and not paid either by the Trust or by us pursuant to the guarantee:

     (1) distributions on the capital securities will continue to accumulate at %, from the redemption date originally established by the Trust to the date such applicable redemption price is actually paid; and

     (2) the actual payment date will be the redemption date for purposes of calculating the applicable redemption price.

     Notice of any redemption will be mailed between 30 and 60 days before the redemption date to each holder of capital securities at its registered address. Unless we default in payment of the applicable redemption price on, or in the repayment of, the subordinated debentures, on and after the redemption date, distributions will cease to accrue on the capital securities called for redemption.

     Subject to applicable law (including, without limitation, U.S. federal securities laws), we or our subsidiaries may at any time, and from time to time, purchase outstanding capital securities in the open market or by private agreement.

Subordination of Common Securities

     Payment of distributions on, and the redemption price of, the capital securities and the common securities, as applicable, will generally be made on a pro rata basis. However, if a debenture event of default exists on any distribution or redemption date, no payment of any distribution on, or applicable redemption price of, any of the common securities, and no other payment on account of the redemption, liquidation or other acquisition of the common securities, will be made unless payment in full in cash of all accumulated and unpaid distributions on all of the outstanding capital securities for all distribution periods terminating on or before the distribution or redemption date, or payment of the applicable redemption price is made in full. All funds available to the property trustee will first be applied to the payment in full in cash of all distributions on, or redemption price of, the capital securities then due and payable.

     In the case of any event of default, we, as holder of all of the common securities, will be deemed to have waived any right to act with respect to the event of default until the effect of the event of default has been cured, waived or otherwise eliminated. Until any event of default has been cured, waived or otherwise eliminated, the property trustee will act solely on behalf of the holders of the capital securities and not on our behalf, and only the holders of the capital securities will have the right to direct the property trustee to act on their behalf.

Events of Default; Notice

     An event of default under the indenture constitutes an event of default under the trust agreement. See "Description of Subordinated Debentures-- Debenture Events of Default."

     The trust agreement provides that within five (5) business days after any event of default actually known to the property trustee occurs, the property trustee will give notice of the event of default to the holders of the capital securities, the administrative trustees and to us, as sponsor, unless the event of default has been cured or waived. We, as sponsor, and the administrative trustees are required to file annually with the property trustee a certificate as to whether we and the administrative trustees have complied with the applicable conditions and covenants of the trust agreement.

     If a debenture event of default exists, the capital securities will have a payment preference over the common securities as described under "--Liquidation of the Trust and Distribution of Subordinated Debentures" and "--Subordination of Common Securities." An event of default does not entitle the holders of capital securities to accelerate the maturity date of the capital securities.

Removal of Trustees

     Unless a debenture event of default exists, we may remove the property trustee and the Delaware trustee at any time. If a debenture event of default exists, the property trustee and the Delaware trustee may be removed only by the holders of a majority in liquidation amount of the outstanding capital securities. In no event will the holders of the capital securities have the right to vote to appoint, remove or replace the administrative trustees, because these voting rights are vested exclusively in us as the holder of all of the common securities. No resignation or removal of the property trustee or the Delaware trustee and no appointment of a successor trustee shall be effective until the acceptance of appointment by the successor trustee in accordance with the trust agreement.

Merger or Consolidation of Issuer Trustees

     If the property trustee, the Delaware trustee or any administrative trustee that is not a natural person is merged, converted or consolidated into another entity, or the property trustee is a party to a merger, conversion or consolidation which results in a new entity, or an entity succeeds to all or substantially all of the corporate trust business of the property trustee, the new entity shall be the successor of the respective trustee under the trust agreement, provided that the entity is otherwise qualified and eligible.

Mergers, Consolidations, Amalgamations or Replacements of the Trust

     The Trust may not merge with or into, consolidate, amalgamate or be replaced by, or convey, transfer or lease substantially all of its properties and assets to any corporation or other entity, except as described below or as otherwise described under "--Liquidation of the Trust and Distribution of Subordinated Debentures." The Trust may, at our request, as sponsor, and with the consent of the administrative trustees but without the consent of the holders of the capital securities, merge with or into, consolidate, amalgamate or be replaced by or convey, transfer or lease substantially all of its properties and assets to a trust organized as such under the laws of any state; provided, that:

     (1)  the successor either:

          (a) expressly assumes all of the obligations of the Trust with respect to the capital securities and the common securities or

          (b) substitutes securities for the capital securities and the common securities that have substantially the same terms as the capital securities and the common securities so long as the substitute securities rank equal to the capital securities and the common securities in priority with respect to distributions and payments upon liquidation, redemption and otherwise;

     (2) we appoint a trustee of the successor possessing the same powers and duties as the property trustee with respect to the subordinated debentures;

     (3) the substitute securities are listed, or any substitute securities will be listed upon notification of issuance, on any national securities exchange or other organization on which the capital securities and the common securities are then listed or quoted, if any;

     (4) if the capital securities, substitute securities or subordinated debentures are rated by any nationally recognized statistical rating organization prior to such transaction, the transaction does not cause any of those securities to be downgraded by the rating organization;

     (5) the transaction does not adversely affect the rights, preferences and privileges of the holders of the capital securities (including any successor securities) in any material respect;

     (6) the successor has a purpose substantially identical to that of the Trust;

     (7) prior to the transaction, we received an opinion from independent counsel to the Trust experienced in such matters to the effect that

          (a) the transaction does not adversely affect the rights, preferences and privileges of the holders of the capital securities (including any successor securities) in any material respect (other than any dilution of such holders' interests in the new entity), and

          (b) following the transaction, neither the Trust nor the successor will be required to register as an investment company under the Investment Company Act; and

     (8) we, or any permitted successor or assignee owns all of the common securities of the successor and guarantees the obligations of the successor under the substituted securities at least to the extent provided by the guarantee and the common securities guarantee.

     Notwithstanding the foregoing, the Trust shall not, except with the consent of holders of 100% in liquidation amount of the capital securities, consolidate, amalgamate, merge with or into, or be replaced by or convey, transfer or lease its properties and assets as an entirety or substantially as an entirety to, any other entity or permit any other entity to consolidate, amalgamate, merge with or into, or replace it if the transaction would cause the Trust or the successor to be classified as an association taxable as a corporation for United States federal income tax purposes.

Voting Rights; Amendment of the Trust Agreement

     Except as provided below and under "--Mergers, Consolidations, Amalgamations or Replacements of the Trust" and "Description of Guarantee--Amendments and Assignment" and as otherwise required by law and the trust agreement, the holders of the capital securities will have no voting rights.

     We, as holder of the common securities, together with the property trustee and the administrative trustees, may amend the trust agreement from time to time, without the consent of the holders of the capital securities:

     (1) to cure any ambiguity, correct or supplement any provisions in the trust agreement that may be inconsistent with any other provision, or to make any other provisions with respect to matters or questions arising under the trust agreement, which are not inconsistent with the other provisions of the trust agreement; or

     (2) to modify, eliminate or add to any provisions of the trust agreement as is necessary to ensure that at all times that any capital securities are outstanding, the Trust will not be classified as an association taxable as a corporation or to enable the Trust to qualify as a grantor trust, in each case for United States federal income tax purposes, or to ensure that the Trust will not be required to register as an investment company under the Investment Company Act, provided, however, that in the case of clause (1) the amendment would not adversely affect in any material respect the interests of the holders of the capital securities. Any amendments of the trust agreement pursuant to the foregoing shall become effective when notice of the amendment is given to the holders of the capital securities.

     We, as holder of the common securities, together with the trustees, may amend the trust agreement:

     (1) with the consent of holders representing a majority (based upon liquidation amount) of the outstanding capital securities; and

     (2) upon receipt by the trustees of an opinion of counsel experienced in such matters to the effect that the amendment or the exercise of any power granted to the trustees in accordance with the amendment will not affect the Trust's classification as an entity that is not taxable as a corporation or as being a grantor trust for United States federal income tax purposes or the Trust's exemption from status as an investment company under the Investment Company Act, provided that, without the consent of each holder of capital securities, no amendment may change the amount or timing of any distribution on the capital securities and the common securities or otherwise adversely affect the amount of any distribution required to be made in respect of the capital securities and the common securities as of a specified date; or restrict the right of a holder of capital securities and the common securities to sue for the enforcement of any payment on or after the specified date.

     So long as any subordinated debentures are held by the property trustee, the trustees may not:

     . direct the time, method and place of conducting any proceeding for any remedy available to the debenture trustee, or execute any trust or power conferred on the debenture trustee with respect to the subordinated debentures;

     .    waive certain past defaults under the indenture;

     . exercise any right to rescind or annul a declaration accelerating the maturity of the principal of the subordinated debentures; or

     . consent to any amendment, modification or termination of the indenture or the subordinated debentures, where such consent shall be required,

without, in each case, obtaining the prior consent of the holders of a majority in liquidation amount of all outstanding capital securities; provided, however, that where a consent under the indenture would require the consent of each holder of subordinated debentures affected by the amendment, modification or termination, the property trustee will not give consent without the prior approval of each holder of the capital securities.

     The trustees shall not revoke any action previously authorized or approved by a vote of the holders of the capital securities except by subsequent vote of such holders. The property trustee shall notify each holder of capital securities of any notice of default with respect to the subordinated debentures. In addition to obtaining the approvals of the holders of the capital securities, prior to taking any of the foregoing actions, the trustees shall obtain an opinion of counsel experienced in such matters to the effect that the Trust will not be classified as an association taxable as a corporation for United States federal income tax purposes on account of such action.

     Any required approval of holders of capital securities may be given at a meeting of the holders convened for the purpose of approving the matter or pursuant to written consent. The property trustee will cause a notice of any meeting at which holders of capital securities are entitled to vote, or of any matter upon which action by written consent of such holders has been taken, to be given to each holder of record of capital securities in accordance with the trust agreement.

     No vote or consent of the holders of capital securities will be required for the Trust to redeem and cancel the capital securities in accordance with the trust agreement.

     Notwithstanding that holders of the capital securities are entitled to vote or consent under any of the circumstances described above, any of the capital securities that are owned by us, the trustees or any of our or any trustee's affiliates, shall, for purposes of such vote or consent, be treated as if they were not outstanding.

Depositary Procedures

     DTC has advised the Trust and us that it is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of
Section 17A of the Exchange Act. DTC was created to hold securities for its participating organizations (collectively, "participants") and to facilitate the clearance and settlement of transactions in those securities between participants through electronic book-entry changes in accounts of its participants, to eliminate the need for physical movement of certificates. Participants include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations and certain other organizations. Indirect access to DTC's system is also available to banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (collectively, "indirect participants"). Persons who are not participants may beneficially own securities held by or on behalf of DTC only through participants or indirect participants. The ownership interest and transfer of ownership interest of each actual purchaser of each security held by or on behalf of DTC are recorded on the records of participants and indirect participants.

     DTC also has advised the Trust and us that, pursuant to procedures established by it, (1) upon deposit of the global capital securities, DTC will credit the accounts of participants designated by the underwriters with portions of the liquidation amount of the global capital securities and (2) ownership of interests in the global capital securities will be shown on, and the transfer of ownership of the global capital securities, will be effected only through records maintained by DTC (with respect to participants) or by participants and indirect participants (with respect to other owners of beneficial interests in the global capital securities).

Registration of Capital Securities

     The capital securities will be represented by one or more global certificates registered in the name of DTC or its nominee. Beneficial interests in the capital securities will be shown on, and transfers of the global capital securities will be effected only through, records maintained by participants. Except as described below, capital securities in certificated form will not be issued in exchange for the global certificates. See "Exchange of Book-Entry Capital Securities for Certificated Capital Securities."

     You may hold your interests in the global capital security directly through DTC if you are a participant, or indirectly through organizations that are participants. All interests in a global capital security will be subject to the procedures and requirements of DTC. The laws of some states require that certain persons take physical delivery in certificated form of securities that they own. Consequently, the ability to transfer beneficial interests in a global capital security to those persons will be limited to that extent.
Because DTC can act only on behalf of participants, which in turn act on behalf of indirect participants and certain banks, the ability of a person having beneficial interests in a global capital security to pledge its interests to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of its interests, may be affected by the lack of a physical certificate evidencing its interests. For certain other restrictions on the transferability of the capital securities, see "--Exchange of Book-Entry Capital Securities for Certificated Capital Securities."

     Payments on the global capital security registered in the name of DTC, or its nominee, will be payable by the property trustee to DTC in its capacity as the registered holder under the trust agreement. Under the terms of the trust agreement, the property trustee will treat the persons in whose names the capital securities, including the global capital securities, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Neither the property trustee nor any agent thereof has or will have any responsibility or liability for:

     . any aspect of DTC's records or any participant's or indirect participant's records relating to, or payments made on account of, beneficial ownership interests in the global capital securities, or for maintaining, supervising or reviewing any of DTC's records or any participant's or indirect participant's records relating to the beneficial ownership interests in the global capital securities; or

     . any other matter relating to the actions and practices of DTC or any of its participants or indirect participants.

     DTC has advised the Trust and us that its current practice, upon receipt of any payment on the capital securities, is to credit the accounts of the relevant participants with the payment on the payment date, in amounts proportionate to their respective holdings in liquidation amount of the capital securities as shown on the records of DTC unless DTC has reason to believe it will not receive payment on the payment date. Payments by participants and indirect participants to the beneficial owners of capital securities will be governed by standing instructions and customary practices and will be the responsibility of participants or indirect participants and will not be the responsibility of DTC, the property trustee, the Trust or us. None of the Trust, Westbank nor the property trustee will be liable for any delay by DTC or any of its participants or indirect participants in identifying the beneficial owners of the capital securities, and the Trust, Westbank and the property trustee may conclusively rely on, and will be protected in relying on, instructions from DTC or its nominee for all purposes.

     Any secondary market trading activity in interests in the global capital securities will settle in immediately available funds, subject in all cases to the rules and procedures of DTC and its participants. Transfers between participants in DTC will be effected in accordance with DTC's procedures, and will settle in same-day funds.

     DTC has advised the Trust and us that it will take any action permitted to be taken by a holder of capital securities (including, without limitation, presenting the capital securities for exchange as described below) only at the direction of one or more participants who have an interest in DTC's global capital securities in respect of the portion of the liquidation amount of the capital securities as to which the participant or participants has or have given direction. However, if an event of default exists under the trust agreement, DTC reserves the right to exchange the global capital securities for legended capital securities in certificated form and to distribute the certificated capital securities to its participants.

     We believe that the information in this section concerning DTC and its book-entry system has been obtained from reliable sources, but we do not take responsibility for the accuracy of this information.

     Although DTC has agreed to the procedures described in this section to facilitate transfers of interests in the global capital securities among participants in DTC, DTC is not obligated to perform or to continue to perform these procedures, and these procedures may be discontinued at any time. None of the Trust, Westbank nor the property trustee will have any responsibility or liability for any aspect of the performance by DTC or its participants or indirect participants of any of their respective obligations under the rules and procedures governing their operations or for maintaining, supervising or reviewing any records relating to the global capital securities that are maintained by DTC or any of its participants or indirect participants.

Exchange of Book-Entry Capital Securities for Certificated Capital Securities

     A global capital security can be exchanged for capital securities in registered certificated form if:

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

     (1) DTC notifies the Trust that it is unwilling or unable to continue as depositary for the global capital security and the Trust fails to appoint a successor depositary within 90 days of receipt of DTC's notice, or has ceased to be a clearing agency registered under the Exchange Act and the Trust fails to appoint a successor depositary within 90 days of becoming aware of this condition;

     (2) the Trust, in its sole discretion, elects to cause the capital securities to be issued in certificated form; or

     (3) an event of default, or any event which after notice or lapse of time or both would be an event of default, exists under the trust agreement.

     In addition, beneficial interests in a global capital security may be exchanged by or on behalf of DTC for certificated capital securities upon request by DTC, but only upon at least 20 days' prior written notice given to the property trustee in accordance with DTC's customary procedures. In all cases, certificated capital securities delivered in exchange for any global capital security will be registered in the names, and issued in any approved denominations, requested by or on behalf of DTC (in accordance with its customary procedures).

Payment and Paying Agency

     The Trust will make payments on the capital securities that are held in global form to DTC, which will credit the relevant accounts at DTC on the applicable distribution dates. The Trust will make payments on the capital securities that are not held by DTC by mailing a check to the address of the holder entitled to the payment as the holder's address appears on the register. The paying agent will initially be the property trustee and any co-paying agent chosen by the property trustee and acceptable to the administrative trustees and us. The paying agent will be permitted to resign as paying agent upon 30 days' notice to the property trustee, the administrative trustees and us. In the event that the property trustee is no longer the paying agent, the administrative trustees will appoint a successor (which must be a bank or trust company acceptable to the administrative trustees and us) to act as paying agent.

Registrar and Transfer Agent

     The property trustee will act as registrar and transfer agent for the capital securities.

     The Trust will register transfers of the capital securities without charge, except for any tax or other governmental charges that may be imposed in connection with any transfer or exchange. The Trust will not be required to have the transfer of the capital securities registered after they have been called for redemption.

Information Concerning the Property Trustee

     Except if an event of default exists, the property trustee will undertake to perform only the duties specifically set forth in the trust agreement. After an event of default, the property trustee must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the property trustee is not obligated to exercise any of the powers vested in it by the trust agreement at the request of any holder of capital securities, unless it is offered reasonable indemnity against the costs, expenses and liabilities that it might incur. If no event of default exists and the property trustee is required to decide between alternative causes of action, construe ambiguous provisions in the trust agreement or is unsure of the application of any provision of the trust agreement, and the matter is not one on which holders of the capital securities or the common securities are entitled under the trust agreement to vote, then the property trustee shall take such action as directed by us and, if not directed, shall take such action as it deems advisable and in the best interests of the holders of the capital securities and will have no liability, except for its own bad faith, negligence or willful misconduct.

Miscellaneous

     The administrative trustees are authorized and directed to conduct the affairs of and to operate the Trust in such a way that:

     (1) The Trust will not be deemed to be an investment company required to be registered under the Investment Company Act;

     (2) The Trust will be classified as a grantor trust for United States federal income tax purposes; and

     (3) the subordinated debentures will be treated as our indebtedness for United States federal income tax purposes.

     We, together with the administrative trustees, are authorized to take any action, not inconsistent with applicable law, the certificate of trust of the Trust or the trust agreement, that we and the administrative trustees determine in our discretion is necessary or desirable, as long as it does not materially adversely affect the interests of the holders of the capital securities.

     The trust agreement provides that holders of the capital securities have no preemptive or similar rights to subscribe for any additional capital securities and the issuance of capital securities is not subject to preemptive rights.

     The Trust may not borrow money, issue debt, execute mortgages or pledge any of its assets.

                    Description of Subordinated Debentures

     This summary describes the material provisions of the subordinated debentures. This description is not complete and you should refer to the indenture and the Trust Indenture Act for more information. We have filed the indenture as an exhibit to the registration statement of which this prospectus is a part. Wilmington Trust Company will act as debenture trustee under the indenture. The indenture is qualified under the Trust Indenture Act.

General

     The Trust will invest the proceeds from the sale of the capital securities and the common securities in the subordinated debentures issued by us. The
subordinated debentures will bear interest at the annual rate of      % of
the principal amount of the subordinated debentures, payable quarterly in arrears on interest payment dates of March 31, June 30, September 30 and December 31 of each year and at maturity to the person in whose name each subordinated debenture is registered at the close of business on the relevant record date. The first interest payment date for the subordinated debentures will be September 30, 1999. The period beginning on and including the date the subordinated debentures are first issued and ending on but excluding September 30, 1999, and each period beginning on and including an interest payment date, and ending on but excluding the next interest payment date is an interest period.

     We anticipate that, until the liquidation, if any, of the Trust, each subordinated debenture will be held by the property trustee in trust for the benefit of the holders of the capital securities. The amount of interest payable for any interest period will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any interest payment date would otherwise fall on a day that is not a business day, the interest payment date will be postponed to the next business day (without any interest or other payment due to the delay) unless it would fall in the next calendar year, in which case the interest payment date shall be the last business day of the calendar year.

     Accrued interest that is not paid on the applicable interest payment date will bear additional interest (to the extent permitted by law) at the rate of
       % per annum, compounded quarterly from the relevant interest payment date. The term "interest" as used in this prospectus includes quarterly interest payments and interest on quarterly interest payments not paid on the applicable interest payment date.

     Notwithstanding anything to the contrary set forth above, if the maturity date falls on a day that is not a business day, the payment of principal and interest will be paid on the next business day, with the same force and effect as if made on the maturity date, and no interest on such payments will accrue from and after the maturity date.

     The subordinated debentures will be issued as a series of subordinated debentures under the indenture.

     The subordinated debentures will mature on       , 2029.

     The subordinated debentures will rank equal to all of our other subordinated debentures which have been or may be issued to other trusts established by us, in each case similar to the Trust, and will be unsecured and rank subordinate and junior to all indebtedness for money that we borrow to the extent and in the manner set forth in the indenture. See "--Subordination."

     We are a bank holding company regulated by the FRB, and substantially all of our operating assets are owned by Park West and Cargill. We are a legal entity separate and distinct from our subsidiaries. Holders of subordinated debentures should look only to us for payments on the subordinated debentures. The principal sources of our income are dividends, interest and fees from Park West and Cargill. We rely primarily on dividends from Park West and Cargill to meet our obligations for payment of principal and interest on our outstanding debt obligations and corporate expenses. Dividend payments from Park West and Cargill are subject to regulatory limitations, generally based on current and retained earnings, imposed by the various regulatory agencies with authority over Park West and Cargill. In addition to regulatory restrictions on the payment of dividends, Park West and Cargill are subject to restrictions imposed by federal law on any extensions of credit to us and other affiliates of Park West and Cargill and on investments in stock or other securities of affiliates. Also, as a bank holding company, our right to receive distributions from Park West and Cargill may be limited if such entity is liquidated or reorganized.

For more information about these regulatory limits , you should read "Risk Factors -- Risks related to your investment in the capital securities -- We will depend primarily on any dividends we may receive from our subsidiaries in making payments under the subordinated debentures, which could affect the payments made to you under the capital securities."

     The subordinated debentures will be effectively subordinated to all existing and future liabilities of Park West and Cargill (including their deposit liabilities) and all liabilities of any of our future subsidiaries. The indenture does not limit us, Park West or Cargill from incurring or issuing other secured or unsecured debt, including senior indebtedness. See "-- Subordination."

Form, Registration and Transfer

     If the subordinated debentures are distributed to the holders of the capital securities, the subordinated debentures may be represented by one or more global certificates registered in the name of Cede & Co., as the nominee of DTC. The depositary arrangements for such subordinated debentures are expected to be substantially similar to those in effect for the capital securities. For a description of DTC and the terms of the depositary arrangements relating to payments, transfers, voting rights, redemptions and other notices and other matters, you should read "Description of Capital Securities--Form, Denomination, Book-Entry Procedures and Transfer."

Payment and Paying Agents

     Payment of principal of and interest on the subordinated debentures will be made at the office of the debenture trustee in New York, New York or at the office of such paying agent or paying agents as we may designate from time to time, except that, at our option, payment of any interest may be made, except in the case of subordinated debentures in global form:

     . by check mailed to the address of the person or entity entitled to the interest payment as such address shall appear in the register for the subordinated debentures; or

     . by transfer to an account maintained by the person or entity entitled to the interest payment as specified in the register, provided that proper transfer instructions have been received by the relevant record date.

     Payment of any interest on any subordinated debenture will be made to the person or entity in whose name the subordinated debenture is registered at the close of business on the record date for the interest payment date, except in the case of defaulted interest. We may at any time designate additional paying agents or rescind the designation of any paying agent; however we will always be required to maintain a paying agent in each place of payment for the subordinated debentures.

     Any moneys deposited with the debenture trustee or any paying agent, or then held by us, in trust for the payment of the principal of or interest on any subordinated debenture and remaining unclaimed for two years after such principal or interest has become due and payable shall, at our request, be repaid to us and the holder of the subordinated debenture shall thereafter look, as a general unsecured creditor, only to us for payment.

Option to Extend Interest Payment Date

     So long as no debenture event of default exists, we will have the right under the indenture to defer the payment of interest on the subordinated debentures, at any time and from time to time, for no more than 20 consecutive quarters for each deferral period, provided that no deferral period shall end on
a date other than an interest payment date or extend beyond                  ,
2029. At the end of a deferral period, we must pay all interest then accrued
and unpaid (together with interest thereon at the rate of       % per year,
compounded quarterly from the relevant interest payment date, to the extent permitted by applicable law). During a deferral period, interest will continue to accrue, and holders of the capital securities or, if the subordinated debentures have been distributed to holders of the capital securities, holders of subordinated debentures, will be required to include that deferred interest in gross income for United States federal income tax purposes on an accrual method of accounting prescribed by the Internal Revenue Code of 1986 (the "Code") and Treasury regulation provisions on original issue discount prior to the receipt of cash attributable to that income. See "Certain Federal Income Tax Consequences--Original Issue Discount."

     During any such deferral period, we may not:

     (1) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of our capital stock;

     (2) make any payment of principal of, or interest or premium, if any, on or repay, repurchase or redeem any of our debt securities that rank equal to or junior to the subordinated debentures; or

     (3) make any guarantee payments with respect to any guarantee by us of the debt securities of any of our subsidiaries (including our guarantee of the capital securities of the Trust and any other guarantees) if such guarantee ranks equal or junior to the subordinated debentures other than

          (a) dividends or distributions in shares of, or options, warrants or rights to subscribe for or purchase shares of, our common stock,

          (b) any declaration of a dividend in connection with the implementation of a stockholders' rights plan, or the issuance of rights, stock or other property under any such plan in the future, or the redemption or repurchase of any rights pursuant thereto,

          (c)  payments under the guarantee,

          (d) as a result of a reclassification of our capital stock or the exchange or conversion of one class or series of our capital stock or indebtedness for another class or series of our capital stock,

          (e) the purchase of fractional interests in shares of our capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged and

          (f) purchases of our common stock related to the issuance of common stock or rights under any of our benefit plans for our directors, officers or employees or any of our dividend reinvestment plans.

     We do not currently intend to exercise our option to defer payments of interest on the subordinated debentures.

     Before the end of any deferral period, we may extend the deferral period, as long as no event of default exists and the extension does not cause the deferral period to exceed 20 consecutive quarterly periods, to end on a date other than an interest payment date or to extend beyond
, 2029. At the end of any deferral period and upon the payment of all then accrued and unpaid interest (together with interest thereon at the rate of % per year, compounded quarterly, to the extent permitted by applicable law), we may elect to begin a new deferral period, subject to the requirements set forth herein. No interest shall be due and payable during a deferral period until the deferral period ends. We must give the property trustee, the administrative trustees and the debenture trustee notice of our election at least five business days before the earlier of:

     . the date the distributions on the capital securities and the common securities would have been payable except for the election to begin or extend such deferral period;

     . the date the administrative trustees are required to give notice to any securities exchange or automated quotation system on which the capital securities are listed or quoted or to holders of capital securities of the record date for such distributions; or

     . the date such distributions are payable, but at least five business days prior to the record date.

     The debenture trustee will notify holders of the capital securities of our election to begin or extend a new deferral period.

     There is no limit on the number of times that we may elect to begin a deferral period.

Optional Prepayment

     We may prepay the subordinated debentures, in whole or in part, at our
option on or after                    , 2004, subject to our receipt of any
required regulatory approval, at an optional prepayment price equal to 100% of the principal amount of the subordinated debentures.

Special Event Prepayment

     If there are changes in the bank regulatory, investment company or tax laws that adversely affect the status of the Trust, the capital securities or the subordinated debentures, we may, at our option, and subject to our receipt of any required regulatory approval, prepay the subordinated debentures, in whole but not in part, at any time within 90 days of the change in the law. If we exercise our option to prepay the subordinated debentures under these circumstances, then the proceeds of that prepayment must be applied to redeem the capital securities at a prepayment price equal to 100% of the principal amount of the subordinated debentures so prepaid, plus, in each case, accrued and unpaid interest on the subordinated debentures, if any, to the date of prepayment. See "Description of Capital Securities--Redemption."

     A change in the bank regulatory law means our receipt of an opinion of independent bank regulatory counsel experienced in such matters to the effect that, as a result of

     . any amendment to, or change (including any announced prospective change) in, any laws or regulations of the United States or any rules, guidelines or policies of an applicable regulatory agency or authority or

     . any official administrative pronouncement or judicial decision interpreting or applying such laws or regulations,

which amendment or change is effective or which pronouncement or decision is announced on or after the date the capital securities and the common securities are first issued, the capital securities do not constitute, or within 90 days of the opinion will not constitute, Tier 1 Capital (or its then equivalent if we were subject to such capital requirement).

     A change in the investment company law means the receipt by us and the Trust of an opinion of independent securities counsel experienced in such matters to the effect that, as a result of:

     . any amendment to, or change (including any announced prospective change) in, any laws or regulations of the United States or any rules, guidelines or policies of any applicable regulatory agency or authority, or

     . any official administrative pronouncement or judicial decision interpreting or applying such laws or regulations,

which amendment or change is effective or which pronouncement or decision is announced on or after the date the capital securities are first issued, the Trust is, or within 90 days of the date of the opinion will be, considered an investment company that is required to be registered under the Investment Company Act.

     A change in tax law means the receipt by us and the Trust of an opinion of independent tax counsel experienced in such matters to the effect that, as a result of:

     . any amendment to, or change (including any announced prospective change) in, any laws or regulations of the United States or any political subdivision or taxing authority thereof or therein, or

     . any official administrative pronouncement or judicial decision interpreting or applying such laws or regulations,

which amendment or change is effective or which pronouncement or decision is announced on or after the date the capital securities are first issued, there is more than an insubstantial risk that:

     . the Trust is, or will be within 90 days of the date of such opinion, subject to United States federal income tax with respect to any income received or accrued on the subordinated debentures;

     . interest payable by us on the subordinated debentures is not, or within 90 days of the date of such opinion will not be, deductible by us, in whole or in part, for United States federal income tax purposes; or

     . the Trust is, or will be within 90 days of the date of such opinion, subject to more than a de minimis amount of other taxes, duties or other governmental charges.

     We will mail any notice of prepayment between 30 and 60 days before the prepayment date to each holder of subordinated debentures to be prepaid at its registered address. Unless we default in payment of the prepayment price, on the prepayment date interest shall cease to accrue on the subordinated debentures called for prepayment.

     If the Trust is required to pay any additional taxes, duties or other governmental charges as a result of a change in the tax law, we will pay as additional amounts on the subordinated debentures any amounts as may be necessary in order that the amount of distributions then due and payable by the Trust on the outstanding capital securities shall not be reduced as a result of any additional sums, including taxes, duties or other governmental charges to which the Trust has become subject as a result of a change in the tax law.

Certain Covenants by Us

     We will also covenant that we will not:

     (1) declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of our capital stock;

     (2) make any payment of principal of, or interest or premium, if any, on or repay, repurchase or redeem any of our debt securities that rank equal or junior to the subordinated debentures; or

     (3) make any guarantee payments with respect to any of our guarantees of the debt securities of any of our subsidiaries if such guarantee ranks equal or junior to the subordinated debentures, other than

          (a) dividends or distributions in shares of, or options, warrants or rights to subscribe for or purchase shares of, our common stock,

          (b) any declaration of a dividend in connection with the implementation of a stockholders' rights plan, or the issuance of rights, stock or other property under any such plan in the future, or the redemption or repurchase of any such rights pursuant thereto,

          (c)  payments under the guarantee,

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          (d)  as a result of a reclassification of our capital stock or indebtedness or the exchange or conversion of one class or series of our capital stock for another class or series of our capital stock,

          (e) the purchase of fractional interests in shares of our capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged, and

          (f) purchases of our common stock related to the issuance of common stock or rights under any of our benefit plans for its directors, officers or employees or any of our dividend reinvestment plans, if at such time:

     . we have actual knowledge that there is any event that is, or with the giving of notice or the lapse of time, or both, would be, a debenture event of default and that we have not taken reasonable steps to cure;

     . we are in default with respect to our payment of any obligations under the guarantee; or

     . we have given notice of our election to exercise our right to defer interest payments on the subordinated debentures as provided in the indenture and the deferral period, or any extension of the deferral period, is continuing.

     So long as the capital securities and common securities remain outstanding, we also will covenant:

     . to maintain 100% direct or indirect ownership of the common securities; provided, however, that any of our permitted successors under the indenture may succeed to our ownership of the common securities;

     . to use commercially reasonable efforts to cause the Trust to remain a business trust, except in connection with the distribution of subordinated debentures to the holders of capital securities in liquidation of the Trust, the redemption of all of the capital securities, or certain mergers, consolidations or amalgamations, each as permitted by the trust agreement;

     . to use commercially reasonable efforts to cause the Trust to otherwise continue not to be classified as an association taxable as a corporation and to be classified as a grantor trust for United States federal income tax purposes;

     . to use commercially reasonable efforts to cause each holder of capital securities to be treated as owning an undivided beneficial interest in the subordinated debentures; and

     . to not cause, as sponsor of the Trust, or permit, as holder of the common securities, the dissolution, winding-up or liquidation of the Trust, except as provided in the trust agreement.

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Modification of Indenture

     From time to time, we, together with the debenture trustee, may, without the consent of the holders of subordinated debentures, amend the indenture for specified purposes, including, among other things, curing ambiguities, defects or inconsistencies, provided that any amendment in the indenture does not materially adversely affect the interest of the holders of subordinated debentures, and qualifying, or maintaining the qualification of, the indenture under the Trust Indenture Act.

     The indenture permits us and the debenture trustee, with the consent of the holders of a majority in aggregate principal amount of subordinated debentures, to modify the indenture in a manner affecting the rights of the holders of the subordinated debentures; provided that no modification may, without the consent of the holders of each outstanding subordinated debenture affected:

     . change the stated maturity date, or reduce the principal amount, of the subordinated debentures,

     . reduce the amount payable on prepayment or reduce the rate or extend the time of payment of interest except pursuant to our right under the indenture to defer the payment of interest (see "--Option to Extend Interest Payment Date"),

     . make the principal of, or interest on, the subordinated debentures payable in any coin or currency other than that provided in the subordinated debentures,

     . impair or affect the right of any holder of subordinated debentures to institute suit for the payment thereof, or

     . reduce the percentage of the principal amount of the subordinated debentures, the holders of which are required to consent to any such modification.

Debenture Events of Default

     A "debenture event of default" is:

     . our failure for 30 days to pay any interest (including compounded interest and additional sums, if any) on the subordinated debentures or any other debentures when due (subject to the deferral of any interest due date in the case of a deferral period with respect to the subordinated debentures or other debentures as the case may be),

     . our failure to pay any principal on the subordinated debentures or any other debentures when due whether at maturity, upon prepayment, by accelerating the maturity or otherwise,

     . our failure to observe or perform, in any material respect, any other covenant contained in the indenture for 90 days after written notice to us from the debenture trustee or to us and the debenture trustee from the holders of at least 25% in aggregate outstanding principal amount of subordinated debentures, or

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

     . certain events related to our bankruptcy, insolvency or reorganization.

     The holders of a majority in aggregate outstanding principal amount of the subordinated debentures have, subject to certain exceptions, the right to direct the time, method and place of conducting any proceeding for any remedy available to the debenture trustee. The debenture trustee or the holders of not less than 25% in aggregate outstanding principal amount of the subordinated debentures may declare the principal due and payable immediately upon a debenture event of default. The holders of a majority in aggregate outstanding principal amount of the subordinated debentures may annul this declaration and waive the default if the default (other than the non-payment of the principal of the subordinated debentures which has become due solely by such acceleration) has been cured and a sum sufficient to pay all matured installments of interest and principal due otherwise than by acceleration has been deposited with the debenture trustee.

     The holders of a majority in aggregate outstanding principal amount of the subordinated debentures affected may, on behalf of the holders of all the subordinated debentures, waive any past default, except a default in the payment of principal or interest (unless such default has been cured and a sum sufficient to pay all matured installments of interest and principal due otherwise than by acceleration has been deposited with the debenture trustee) or a default in respect of a covenant or provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding subordinated debenture.

     The indenture requires that we file with the debenture trustee a certificate annually as to the absence of defaults specified under the indenture.

     The indenture provides that the debenture trustee may withhold notice of a debenture event of default from the holders of the subordinated debentures if the debenture trustee considers it in the interest of the holders to do so.

Enforcement of Certain Rights by Holders of Capital Securities

     If a debenture event of default exists that is attributable to our failure to pay the principal of or interest (including compounded interest and additional sums, if any) on the subordinated debentures on the due date, a holder of capital securities may institute a direct action. We may not amend the indenture to remove this right to bring a direct action without the prior written consent of the holders of all of the capital securities. Notwithstanding any payments that we make to a holder of capital securities in connection with a direct action, we shall remain obligated to pay the principal of or interest (including compounded interest and additional sums, if any) on the subordinated debentures, and we shall be subrogated to the rights of the holder of the capital securities with respect to payments on the capital securities to the extent that we make any payments to a holder in any direct action.

     The holders of the capital securities will not be able to exercise directly any remedies, other than those described in the above paragraph, available to the holders of the subordinated debentures, unless an event of default exists under the trust agreement. See "Description of Capital Securities--Events of Default; Notice."

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Consolidation, Merger, Sale of Assets and Other Transactions

     The indenture provides that we will not consolidate with or merge into any other person or convey, transfer or lease all or substantially all of our properties to any person, and no person shall consolidate with or merge into us or convey, transfer or lease all or substantially all of its properties to us, unless:

     . in case we consolidate with or merge into another person or convey or transfer all or substantially all of our properties to any person, the successor is organized under the laws of the United States or any state or the District of Columbia, and the successor expressly assumes our obligations under the indenture with respect to the subordinated debentures;

     . immediately after giving effect to the transaction, no debenture event of default, and no event which, after notice or lapse of time or both, would become a debenture event of default, exists; and

     .    certain other conditions as prescribed in the indenture are met.

     The general provisions of the indenture do not afford holders of the subordinated debentures protection in the event of a highly leveraged or other transaction that we may become involved in that may adversely affect holders of the subordinated debentures.

Satisfaction and Discharge

     The indenture provides that when, among other things,

     .    all subordinated debentures not previously delivered to the debenture trustee for cancellation have become due and payable or will become due and payable at maturity or called for prepayment within one year, and

     .    we deposit or cause to be deposited with the debenture trustee funds, in trust, for the purpose and in an amount sufficient to pay and discharge the entire indebtedness on the subordinated debentures not previously delivered to the debenture trustee for cancellation, for the principal and interest (including compounded interest and additional sums, if any) to the
     date of the prepayment or to              , 2029, as the case may be,

then the indenture will cease to be of further effect (except as to our obligations to pay all other sums due pursuant to the indenture and to provide the officers' certificates and opinions of counsel), and we will be deemed to have satisfied and discharged the indenture.

Subordination

     We have promised that any subordinated debentures issued under the indenture will be ranked junior to all senior indebtedness to the extent provided in the indenture. Upon any payment or distribution of our assets to creditors upon our liquidation, dissolution, winding up, reorganization, assignment for the benefit of our creditors, marshaling of our assets or any bankruptcy, insolvency, debt restructuring or similar proceedings in connection with any

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

insolvency or bankruptcy proceeding of us, the senior indebtedness must be paid in full before the holders of the subordinated debentures will be entitled to receive or retain any payment in respect thereof.

     If the maturity of subordinated debentures is accelerated, the holders of all senior indebtedness outstanding at such time will first be entitled to receive payment in full of such senior indebtedness before the holders of subordinated debentures will be entitled to receive or retain any payment in respect of the principal of or interest, if any, on the subordinated debentures.

     No payments on account of principal or interest, if any, in respect of the subordinated debentures may be made if there is a default in any payment with respect to senior indebtedness, or an event of default exists with respect to any senior indebtedness that accelerates the maturity of the senior indebtedness, or if any judicial proceeding shall be pending with respect to the default.

     Indebtedness for money borrowed means any obligation of or any obligation guaranteed by us, to repay borrowed money, whether or not evidenced by bonds, debentures, notes or other written instruments; except that indebtedness for money borrowed does not include trade accounts payable or accrued liabilities arising in the ordinary course of business.

     Indebtedness ranking on a parity with the subordinated debentures means:

     . indebtedness for money borrowed, whether outstanding on the date the indenture is executed or created, assumed or incurred after the date that the indenture is executed, to the extent the indebtedness for money borrowed by its terms ranks equal to and not prior to the subordinated debentures in the right of payment upon the happening of our dissolution, winding-up, liquidation or reorganization, and

     . all other debt securities, and guarantees in respect of those debt securities, issued to any trust other than the Trust, or a trustee of the trust, partnership or other entity affiliated with us, that is our financing vehicle (a "financing entity"), in connection with the issuance by the financing entity of equity securities or other securities guaranteed by us pursuant to an instrument that ranks equal to, with or junior to the guarantee, including the guarantee issued with respect to the capital securities of the Trust. The securing of any indebtedness otherwise constituting indebtedness ranking on a parity with the subordinated debentures shall not be deemed to prevent such indebtedness from constituting indebtedness ranking on a parity with the subordinated debentures.

     Indebtedness ranking junior to the subordinated debentures means any indebtedness for money borrowed, whether outstanding on the date the indenture is executed or created, assumed or incurred after the date the indenture is executed, to the extent the indebtedness for money borrowed by its terms ranks junior to and not equal to or prior to the subordinated debentures (and any other indebtedness ranking on a parity with the subordinated debentures) in right of payment upon the happening of our dissolution or winding-up or liquidation or reorganization. The securing of any indebtedness for money borrowed otherwise constituting indebtedness ranking junior to the subordinated debentures shall not be deemed to prevent the indebtedness for money borrowed from constituting indebtedness ranking junior to the subordinated debentures.

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

     Senior indebtedness means all indebtedness for money borrowed, whether outstanding on the date the indenture is executed or created, assumed or incurred after the date the indenture is executed, except indebtedness ranking on a parity with the subordinated debentures or indebtedness ranking junior to the subordinated debentures, and any deferrals, renewals or extensions of the senior indebtedness.

     For more information regarding the regulatory limitations applicable to dividends and other payments by the Bank, you should read "Risk Factors -- Risks related to your investments in the capital securities -- We will depend primarily on any dividends we may receive from our subsidiaries in making payments under the subordinated debentures, which could affect the payments made to you under the capital securities."

Governing Law

     The indenture and the subordinated debentures will be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles.

Information Concerning the Debenture Trustee

     The debenture trustee will have and be subject to all the duties and responsibilities specified with respect to an indenture trustee under the Trust Indenture Act. Subject to these provisions, the debenture trustee is not obligated to exercise any of the powers vested in it by the indenture at the request of any holder of subordinated debentures, unless offered reasonable indemnity by the holder against the costs, expenses and liabilities which might be incurred thereby. The debenture trustee is not required to expend or risk its own funds or otherwise incur personal financial liability in the performance of its duties under the indenture if the debenture trustee reasonably believes that repayment or adequate indemnity is not reasonably assured to it.

                           Description of Guarantee

     The guarantee will be executed and delivered by us at the same time as the capital securities. Wilmington Trust Company will act as guarantee trustee under the guarantee to comply with the Trust Indenture Act. The guarantee will be qualified as an indenture under the Trust Indenture Act. This summary of the material provisions of the guarantee is not a complete description and you should refer to the guarantee and the Trust Indenture Act for more information. The form of the guarantee has been filed as an exhibit to the registration statement of which this prospectus is part. The guarantee trustee will hold the guarantee for the benefit of the holders of the capital securities.

General

     We will irrevocably agree to pay in full on a subordinated basis, to the extent set forth herein, the payments with respect to the capital securities to the extent not paid by the Trust. The payments that will be subject to the guarantee are:

     . any accumulated and unpaid distributions required to be paid on the capital securities, to the extent that the Trust has funds legally available at that time;

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

     . the applicable redemption price with respect to the capital securities called for redemption, to the extent that the Trust has funds legally available at that time; and

     . upon a voluntary or involuntary dissolution, winding-up or liquidation of the Trust (other than in connection with the distribution of the subordinated debentures to holders of the capital securities or the redemption of all capital securities), the lesser of (a) the liquidation distribution, to the extent the Trust has funds legally available at that time, and (b) the amount of assets of the Trust remaining available for distribution to holders of capital securities after satisfying the liabilities owed to the Trust's creditors as required by applicable law.

     The guarantee will rank subordinate and junior to all senior indebtedness to the extent provided in the guarantee. See "--Status of the Guarantee." Our obligation to make a guarantee payment may be satisfied by our direct payment of the required amounts to the holders of the capital securities or by causing the Trust to pay these amounts to the holders of the capital securities.

     The guarantee will be an irrevocable guarantee on a subordinated basis of the Trust's obligations under the capital securities, but will apply only to the extent that the Trust has funds sufficient to make these payments. If we do not make interest payments on the subordinated debentures held by, the Trust will not be able to pay you distributions on the capital securities and will not have funds legally available. Please refer to the "Relationship Among the Capital Securities, the Subordinated Debentures and the Guarantee" section of this prospectus. The guarantee does not limit us from incurring or issuing other secured or unsecured debt, including senior indebtedness, whether under the indenture, any other indenture that we may enter into in the future or otherwise.

     The holders of at least a majority in aggregate liquidation amount of the capital securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the guarantee trustee in respect of our guarantee or to direct the exercise of any trust power conferred upon the guarantee trustee under our guarantee. Any holder of the capital securities may institute a legal proceeding directly against us to enforce their rights under the guarantee without first instituting a legal proceeding against the Trust, the guarantee trustee or any other person or entity.

     If we default on our obligation to pay amounts payable under the subordinated debentures, the Trust will lack funds for the payment of distributions or amounts payable on redemption of the capital securities or otherwise, and the holders of the capital securities will not be able to rely upon the guarantee for payment of such amounts. Instead, if a debenture event of default exists that is attributable to our failure to pay principal of or interest on the subordinated debentures on a payment date, then any holder of capital securities may institute a direct action against us pursuant to the terms of the indenture for enforcement of payment to that holder of the principal of or interest on such subordinated debentures having a principal amount equal to the aggregate liquidation amount of the capital securities of that holder. In connection with a direct action, we will not be liable to the extent that we made any payment to the holder of capital securities in the direct action. Except as described herein, holders of capital securities will not be able to exercise directly any other remedy available to the holders of the subordinated debentures or assert directly any other rights in respect of the subordinated debentures. The trust agreement provides that each

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

holder of capital securities by accepting the capital securities agrees to the provisions of the guarantee and the indenture.

     We will, through our guarantee, the trust agreement, the subordinated debentures and the indenture, taken together, fully, irrevocably and unconditionally guarantee all of the Trust's obligations under the capital securities. No single document standing alone, or operating in conjunction with fewer than all of the other documents, constitutes that guarantee. Only the combined operation of these documents provides a full, irrevocable and unconditional guarantee of the Trust's obligations under the capital securities. You should refer to "Relationship Among the Capital Securities, the Subordinated Debentures and the Guarantee" for more information about our guarantee.

Status of the Guarantee

     Our guarantee will constitute an unsecured obligation and will rank subordinate and junior to all senior indebtedness in the same manner as the subordinated debentures. See "Description of Subordinated Debentures-- Subordination." In addition, because we are a bank holding company, our right to participate in any distribution of Park West's or Cargill's assets upon the liquidation or reorganization of either is subject to the prior claims of their respective creditors (including its depositors), except to the extent we may be recognized as a creditor of Park West or Cargill. Accordingly, our obligations under the guarantee effectively will be subordinated to all existing and future liabilities of our present and future subsidiaries (including depositors of Park West and Cargill). As a result, claimants should look only to our assets for payments under the guarantee. See "Description of Subordinated Debentures-- General."

     Our guarantee will rank equal to all of our other guarantees with respect to preferred beneficial interests issued by other trusts. Our guarantee of the Trust's capital securities does not limit the amount of secured or unsecured debt, including senior indebtedness, that we or any of our subsidiaries may incur. We expect from time to time that we will incur additional indebtedness and that our subsidiaries will also incur additional liabilities. Our guarantee will constitute a guarantee of payment and not of collection, enabling the guaranteed party to institute a legal proceeding directly against us to enforce their rights under the guarantee without first instituting a legal proceeding against any other person or entity. Our guarantee will be held for the benefit of the holders of the capital securities. Our guarantee will not be discharged, except by payment of the guarantee payments in full to the extent that the Trust has not paid, or upon distribution of the subordinated debentures to, the holders of the capital securities.

Events of Default

     There will be an event of default under the guarantee if we fail to perform any of our payment or other obligations under the guarantee; except that with respect to a default in payment of any guarantee payment, we shall have received notice of default and shall not have cured the default within 60 days after receipt of the notice. The holders of at least a majority in liquidation amount of the capital securities will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the guarantee trustee in respect of our guarantee or to direct the exercise of any trust or power conferred upon the guarantee trustee under our guarantee.

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

     Any holder of the capital securities may institute a legal proceeding directly against us to enforce the rights of the holders of the capital securities under the guarantee without first instituting a legal proceeding against the Trust, the guarantee trustee or any other person or entity.

     We, as guarantor, will be required to file annually with the guarantee trustee a certificate regarding our compliance with the applicable conditions and covenants under our guarantee.

Amendments and Assignment

     Except with respect to any changes that do not materially adversely affect the rights of holders of the capital securities (in which case no vote will be required), the guarantee may not be amended without the prior approval of the holders of a majority of the liquidation amount of such outstanding capital securities. You should read "Description of Capital Securities--Voting Rights; Amendment of the Trust Agreement" for more information about the manner of obtaining the holders' approval. All guarantees and agreements contained in the guarantee agreement shall bind our successors, assigns, receivers, trustees and representatives and shall inure to the benefit of the holders of the capital securities then outstanding.

Termination of the Guarantee

     Our guarantee will terminate and be of no further force and effect upon:

     . full payment of the applicable redemption price of all outstanding capital securities,

     . full payment of the liquidation amount payable upon liquidation of the Trust, or

     . distribution of subordinated debentures to the holders of the capital securities.

     Our guarantee will continue to be effective or will be reinstated, as the case may be, if at any time any holder of the capital securities must restore payment of any sums paid under the capital securities or the guarantee.

Information Concerning the Guarantee Trustee

     The Delaware trustee shall act as the guarantee, except if we default under the guarantee, and will undertake to perform only such duties as are specifically set forth in the guarantee and, in case a default with respect to the guarantee has occurred, must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the guarantee trustee will not be obligated to exercise any of the powers vested in it by the guarantee at the request of any holder of the capital securities unless it is offered reasonable indemnity against the costs, expenses and liabilities that it might incur.

Governing Law

     The guarantee will be governed by and construed in accordance with the laws of the State of New York, without regard to conflict of law principles.

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

                Relationship among the Capital Securities, the
                   Subordinated Debentures and the Guarantee

Full and Unconditional Guarantee to the extent that the Trust has Funds Legally Available to Pay Distributions

     We will irrevocably guarantee payments of distributions and other amounts due on the capital securities to the extent the Trust has funds legally available to pay distributions as and to the extent set forth under "Description of Guarantee." Taken together, our obligations under the subordinated debentures, the indenture, the trust agreement and the guarantee will provide, a full, irrevocable and unconditional guarantee of the Trust's payments of distributions and other amounts due on the capital securities. No single document standing alone or operating in conjunction with fewer than all of the other documents constitutes this guarantee. Only the combined operation of these documents effectively provides a full, irrevocable and unconditional guarantee of the Trust's obligations under the capital securities.

     If and to the extent that we do not make the required payments on the subordinated debentures, the Trust will not have sufficient funds to make its related payments, including distributions on the capital securities. Our guarantee will not cover any payments when the Trust does not have sufficient funds legally available to make those payments. Your remedy, as a holder of capital securities, is to institute a direct action. Our obligations under the guarantee will be subordinate and junior to all senior indebtedness.

Sufficiency of Payments

     As long as we pay the interest and other payments when due on the subordinated debentures, the Trust will have sufficient funds to cover distributions and other payments due on the capital securities, primarily because:

     . the aggregate principal amount or prepayment price of the subordinated debentures will equal the sum of the liquidation amount or redemption price, as applicable, of the securities;

     . the interest rate and interest payment dates and other payment dates on the subordinated debentures will match the distribution rate and distribution payment dates and other payment dates for the capital securities;

     . as sponsor, we will pay for all and any costs, expenses and liabilities of the Trust, except for the Trust's obligations to holders of capital securities; and

     . the trust agreement also provides that the Trust is not authorized to engage in any activity that is not consistent with its limited purposes.

Enforcement Rights of Holders of Capital Securities

     You, as holder of capital securities, may institute a legal proceeding directly against us to enforce your rights under our guarantee without first instituting a legal proceeding against the guarantee trustee, the Trust or any other person or entity.

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

     A default or event of default under any senior indebtedness would not constitute a default or event of default under the trust agreement. However, if there are payment defaults under, or accelerations of, senior indebtedness, the subordination provisions of the indenture provide that we cannot make payments in respect of the subordinated debentures until we have paid the senior indebtedness in full or we have cured any payment default or a payment default has been waived. Our failure to make required payments on subordinated debentures would constitute an event of default under the trust agreement.

Limited Purpose of the Trust

     The capital securities will represent beneficial interests in the Trust, and the Trust exists for the sole purpose of issuing and selling the capital securities, using the proceeds from the sale of the capital securities to acquire our subordinated debentures and engaging in only those other activities necessary, advisable or incidental thereto. A principal difference between the rights of a holder of a capital security and a holder of a subordinated debenture is that a holder of a subordinated debenture will be entitled to receive from us the principal amount of and interest on subordinated debentures held, while a holder of capital securities is entitled to receive distributions from the Trust (or, in certain circumstances, from us under our guarantee) if and to the extent the Trust has funds legally available to pay the distributions.

Rights Upon Dissolution

     Unless the subordinated debentures are distributed to holders of securities, if the Trust is voluntarily or involuntarily dissolved, wound-up or liquidated, after satisfying the liabilities owed to the Trust's creditors as required by applicable law, the holders of the capital securities will be entitled to receive, out of assets held by the Trust, the liquidation distribution in cash. See "Description of Capital Securities--Liquidation of the Trust and Distribution of Subordinated Debentures."

     If we are voluntarily or involuntarily liquidated or bankrupted, the property trustee, as holder of the subordinated debentures, would be one of our subordinated creditors, subordinated in right of payment to all senior indebtedness, but entitled to receive payment in full of principal and interest, before any of our stockholders receive payments or distributions. Since we will be the guarantor under the guarantee and will agree to pay all costs, expenses and liabilities of the Trust (other than the Trust's obligations to the holders of its capital securities), the positions of a holder of capital securities and a holder of subordinated debentures relative to other creditors and to our stockholders in the event of our liquidation or bankruptcy are expected to be substantially the same.

                    Certain Federal Income Tax Consequences
General

     In the opinion of Thacher Proffitt & Wood, special federal income tax counsel to us and the Trust, the following describes the material United States federal income tax consequences of the purchase, ownership and disposition of a capital security.

     This summary addresses only the tax consequences to a person that acquires a capital security on its original issuance at its original issue price and that holds the security as a capital asset. This summary does not address all tax consequences that may be applicable to a beneficial owner of a capital security and does not address the tax consequences to holders subject to special tax regimes (like banks, thrifts, real estate investment trusts, regulated investment companies, insurance companies, dealers in securities or currencies, tax-exempt investors or persons that will hold a capital security as a position in a "straddle," as part of a "synthetic security" or "hedge" or as part of a "conversion transaction" or other integrated investment). This summary does not include any description of any alternative minimum tax consequences or the tax laws of any state or local government or of any foreign government that may apply to a capital security. Except as noted below in the discussion of Non-U.S. Holders, this discussion is addressed to a U.S. Holder, which is defined as a beneficial owner of a capital security that, for U.S. federal income tax purposes, is (or is treated as)

     (1)  a citizen or individual resident of the United States,

     (2) a corporation or partnership (or entity treated for federal income tax purposes as a corporation or partnership) created or organized in or under the laws of the United States or any political subdivision thereof,

     (3) an estate the income of which is includible in gross income for U.S. federal income tax purposes without regard to its source, or

     (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the ability to control all substantial decisions of the trust.

     This summary does not address the tax consequences to any shareholder, partner or beneficiary of a holder of a capital security. This summary is based on the Code, Treasury regulations thereunder and the administrative and judicial interpretations thereof, as of the date hereof, all of which are subject to change, possibly on a retroactive basis. An opinion of Thacher Proffitt & Wood is not binding on the Internal Revenue Service (the "IRS") or the courts. No rulings have been or are expected to be sought from the IRS with respect to any of the matters described herein. We can give no assurance that the opinions expressed herein will not be challenged by the IRS or, if challenged, that the challenge will not be successful.

Classification of the Subordinated Debentures

     We intend to take the position that the subordinated debentures will be classified for U.S. federal income tax purposes as our indebtedness. Thacher Proffitt & Wood will render its opinion that, under then current law, based on the representations, facts and assumptions set forth in this prospectus and certain assumptions and qualifications referenced in the opinion, and assuming full compliance with the terms of the indenture (and other relevant documents), the subordinated debentures will be characterized for U.S. federal income tax purposes as our indebtedness. We, together with the Trust and the holders of the capital securities (by acceptance of a beneficial interest in a capital security) will agree to treat the subordinated debentures as our indebtedness for all U.S. federal income tax purposes. We cannot be sure that this position will not be challenged by the IRS or, if challenged, that the challenge will not be successful. The remainder of this discussion assumes that the subordinated debentures will be classified as our indebtedness for U.S. federal income tax purposes.

Classification of the Trust

     In connection with the issuance of the capital securities, Thacher Proffitt & Wood will render its opinion that, under then current law and assuming full compliance with the terms of the trust agreement and the indenture (and certain other documents), and based on certain facts and assumptions contained in that opinion, the Trust will not be classified for U.S. federal income tax purposes as an association taxable as a corporation. Accordingly, for U.S. federal income tax purposes, the Trust will not be subject to U.S. federal income tax, and each holder of a capital security will be required to include in its gross income any interest (or accrued original issue discount) with respect to its allocable share of the subordinated debentures.

Interest Income and Original Issue Discount

     Under the indenture, we have the right to defer the payment of interest on the subordinated debentures at any time or from time to time for one or more deferral periods not exceeding 20 consecutive quarterly periods each, provided that no deferral period shall end on a date other than an interest payment date
or extend beyond        , 2029.  By reason of that right, the Treasury
regulations will subject the subordinated debentures to the rules in the Code and Treasury regulations on debt instruments issued with original issue discount (the "OID Rules"), unless the indenture or subordinated debentures contain terms or conditions that make the likelihood of exercise of the deferral option remote. Under the Treasury regulations, a "remote" contingency that stated interest will not be timely paid will be ignored in determining whether a debt instrument is issued with original issue discount. Although there is no authority directly on point, we believe that the likelihood that we would exercise our option to defer payments of interest is "remote" since exercising that option would, among other things, prevent us from declaring dividends on any class of our equity securities. Accordingly, we intend to take the position that the subordinated debentures will not be considered to be issued with original issue discount and, accordingly, stated interest on the subordinated debentures generally will be taxable to a holder as ordinary income at the time it is paid or accrued in accordance with such holder's method of accounting.

     Under the Treasury regulations, if we were to exercise our option to defer payments of interest, the subordinated debentures would at that time be treated as issued with original issue discount, and all stated interest on the subordinated debentures would thereafter be treated as original issue discount as long as the subordinated debentures remain outstanding. If this occurred, all of a holder's interest income with respect to the subordinated debentures would thereafter be accounted for on an economic accrual basis regardless of such holder's method of tax accounting, and actual distributions of stated interest would not be reported as taxable income. Consequently, a holder of a capital security would be required to include in gross income original issue discount even though we would not make actual cash payments during a deferral period. The amount of such includible original issue discount could be significant. Also, under the Treasury regulations, if the option to defer the payment of interest were determined not to be "remote," the subordinated debentures would be treated as having been originally issued with original issue discount. In such event, a holder would be required to include in gross income an amount of original issue discount each taxable year that approximates the amount of interest that accrues on the subordinated debentures at the stated interest rate, regardless of such holder's method of tax accounting, and actual cash payments of interest on the subordinated debentures would not be separately includible in gross income. These Treasury regulations have not yet been addressed in any rulings or other interpretations by the IRS, and it is possible that the IRS could take a position contrary to the interpretation described herein.

     Because income on the capital securities will constitute interest or original issue discount, corporate holders of the capital securities will not be entitled to a dividends-received deduction with respect to any income recognized with respect to the capital securities.

Receipt of Subordinated Debentures or Cash Upon Liquidation of the Trust

     We will have the right at any time to liquidate the Trust and cause the subordinated debentures to be distributed to the holders of the capital securities. Under current law, the liquidation of the Trust and the distribution of the subordinated debentures to trust security holders, for U.S. federal income tax purposes, would be treated as a nontaxable event to each holder, and the aggregate tax basis of each holder in the subordinated debentures received by such holder would be equal to the holder's aggregate tax basis in those capital securities surrendered. A holder's holding period in the subordinated debentures received in liquidation of the Trust would be no shorter than the period during which the capital securities were held by that holder.

     The subordinated debentures may be prepaid in cash, and the proceeds of that prepayment would be distributed to holders in redemption of their capital securities. Under current law, that redemption would constitute, for U.S. federal income tax purposes, a taxable disposition of the redeemed capital securities, the tax consequences of which are described below under "--Sales or Redemptions of Capital Securities."

Sales or Redemptions of Capital Securities

     On a sale or redemption of a capital security for cash, a holder will recognize gain or loss equal to the difference between its adjusted tax basis in the capital security and the amount realized on the sale or redemption of that capital security. If the rules regarding original issue discount do not apply, a holder's adjusted basis in a capital security generally will be its initial purchase price, and if the holder uses an accrual method of accounting, the holder will have a basis in any accrued but unpaid interest. If the rules regarding original issue discount apply, a holder's adjusted basis in a capital security generally will be its initial purchase price increased by any original issue discount previously included in the holder's gross income to the date of disposition and decreased by any payments received on the capital security.
Gain or loss recognized on a sale or redemption of a capital security will be capital gain or loss. Capital gain recognized by an individual in respect of a capital security held for more than one year as of the date of sale or redemption is subject to a maximum U.S. federal income tax rate of 20 percent.

     The capital securities may trade at a price that discounts any accrued but unpaid interest on the subordinated debentures. Therefore, the amount realized by a holder who disposes of a capital security between distribution payment dates and whose adjusted basis in the capital security has been increased by the amount of any accrued but unpaid original issue discount (or interest) may be less than the holder's adjusted basis in the capital security. A holder's basis in a capital security could be increased either under the rules regarding original issue discount or, if those rules do not apply, in the case of a holder that uses an accrual method of accounting, under the accrual accounting rules. In that case, the holder will recognize a capital loss. Subject to a limited exception in the case of individual taxpayers, capital losses cannot be applied to offset ordinary income for U.S. federal income tax purposes.

Non-U.S. Holders

     For purposes of this discussion, a "Non-U.S. Holder" generally is any corporation, individual, partnership, estate or trust that is not a U.S. Holder for U.S. federal income tax purposes.

     Under current U.S. federal income tax laws, subject to the discussion below of backup withholding, payments by the Trust or any of its paying agents to a Non-U.S. Holder will not be subject to U.S. federal withholding tax, provided that (a) the Non-U.S. Holder does not own, actually or constructively, ten percent or more of the total combined voting power of all classes of our stock entitled to vote, (b) the Non-U.S. Holder is not a controlled foreign corporation that is related to us through stock ownership, (c) the Non-U.S. Holder is not a bank whose receipt of interest on the subordinated debentures is described in Section 881(c)(3)(A) of the Code, and (d) either (A) the Non-U.S. Holder certifies to the Trust or its agent, under penalties of perjury, that it is not a U.S. Holder and provides its name and address or (B) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of business (a "Financial Institution") and holds the capital security in that capacity certifies to the Trust or its agent, under penalties of perjury, that the statement has been received from the Non-U.S. Holder by it or by a Financial Institution between it and the Non-U.S. Holder and furnishes the Trust or its agent with a copy thereof. New Treasury regulations provide alternative methods for satisfying the certification requirements described in clause (1)(d), effective for certain payments made after December 31, 2000.

     If a Non-U.S. Holder is engaged in a trade or business in the United States and interest on the capital securities (or the subordinated debentures) is effectively connected with the conduct of that trade or business, the Non-U.S. Holder, although exempt from the withholding tax discussed above, will be subject to U.S. federal income tax on that interest on a net income basis in generally the same manner as if it were a U.S. Holder. In addition, if such Non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits that are repatriated or treated as repatriated. For this purpose, the interest income would be included in the foreign corporation's earnings and profits. In the case of a Non-U.S. Holder entitled to the benefits of a tax treaty with the United States, the foregoing discussion generally applies only if the Non-U.S. Holder is engaged in business in the United States through a U.S. permanent establishment and the income on the subordinated debentures is attributable to that permanent establishment within the meaning of the treaty, and the rate of the branch profits tax may be limited to a rate prescribed by the treaty for the withholding of tax on dividends. New final Treasury regulations generally prescribe new methods for certifying that a Non-U.S. Holder is exempt from the withholding of U.S. federal income tax by reason of being engaged in trade or business in the United States.

     Any gain recognized upon a sale or other disposition of capital securities (or subordinated debentures) generally will not be subject to U.S. federal income tax unless (1) the gain is, or is treated as, effectively connected with a U.S. trade or business of the Non-U.S. Holder or (2) in the case of a Non-U.S. Holder who is an individual, that individual is present in the United States for 183 days or more in the taxable year of the sale or other disposition, and certain other conditions are met.

Backup Withholding Tax and Information Reporting

     The amount of interest, including original issue discount, accrued on capital securities held of record by U.S. persons (other than corporations and other exempt holders) will be reported to the IRS. "Backup" withholding at a rate of 31% will apply to payments of interest to non-exempt U.S. persons unless the holder furnishes its taxpayer identification number in the manner prescribed in applicable Treasury regulations, certifies that the number is correct, certifies as to no loss of exemption from backup withholding and meets certain other conditions.

     Payment of the proceeds from the disposition of capital securities to or through the United States office of a broker is subject to information reporting and backup withholding unless the holder or beneficial owner establishes an exemption from information reporting and backup withholding.

     Non-U.S. Holders are generally exempt from the information reporting and backup withholding rules but may be required to comply with certain certification and identification requirements to prove their exemption.

     Any amount withheld from a holder under the backup withholding rules will be allowed as a refund or a credit against such holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.

     It is anticipated that income on capital securities will be reported to holders on Form 1099 (or any successor form) and mailed to holders of capital securities by January 31 following each calendar year.

     THE U.S. FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON A HOLDER'S PARTICULAR SITUATION. YOU SHOULD CONSULT YOUR TAX ADVISER WITH RESPECT TO THE TAX CONSEQUENCES TO YOU OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF A CAPITAL SECURITY, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN U.S. FEDERAL OR OTHER TAX LAWS.

                             ERISA Considerations

     The primary purpose of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") is to protect the interests of participants in employee benefit plans by mandating standards of conduct, obligations and responsibilities for the people who serve as the fiduciaries of these plans. A person will be considered to be a fiduciary with respect to an employee benefit plan under ERISA to the extent that he or she exercises discretionary authority over the management or the investment of the plan's assets. Accordingly, before investing the assets of an employee benefit plan in capital securities, a fiduciary will be required to determine whether the investment satisfies the prudence and diversification requirements of ERISA and whether the investment, itself, is permitted under the plan's governing documents.

     Section 406 of ERISA and Section 4975 of the Code prohibit plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Code, from engaging in certain transactions involving "plan assets" with persons who are "parties-in-interest" under ERISA or

"disqualified persons" under the Code with respect to the plan. Violation of the "prohibited transaction" rules will result in the imposition of an excise tax or other liabilities on the "parties-in-interest" or the "disqualified persons," as applicable, unless exemptive relief is available under a statutory or administrative exemption. Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) are not subject to the requirements of ERISA or Section 4975 of the Code; however, governmental plans may be subject to similar provisions under applicable state laws.

     The U.S. Department of Labor has issued special regulations governing certain investments by employee benefits plans covered by ERISA. These regulations are known as the "Plan Asset Regulations." Under these Regulations, the assets of the Trust will be deemed to be the assets of the employee benefit plan for purposes of ERISA and Section 4975 of the Code if the plan's assets are used to acquire an equity interest in the Trust and no exception under the Plan Asset Regulations applies to the transaction. An "equity interest" is defined in the Plan Asset Regulations to specifically include a beneficial interest in a trust such as the Trust.

     The Plan Asset Regulations do, however, contain certain exceptions to this general rule. Under one exception, the assets of the Trust will not be deemed to be the "plan assets" of the investing plans if, at all times, less than 25% of the value of each class of equity interest in the Trust is held by all employee benefit plans, including, for this purpose, employee benefit plans not subject to ERISA or Section 4975 of the Code, such as governmental, church and foreign plans, and any other plans whose assets qualify as "plan assets" under the Plan Asset Regulations (collectively, the "Benefit Plan Investors"). Alternatively, the assets of the Trust will not be deemed to be "plan assets" of the investing plans if the capital securities constitute "publicly-offered securities" within the meaning of the Plan Asset Regulations. Potential employee benefit plan investors should be aware that although these exceptions exist, we cannot give plan investors any assurance that the capital securities held by Benefit Plan Investors will be less than 25% of the total value of the capital securities either at the completion of this offering or at any subsequent time. In addition, no assurance can be given that the capital securities offered in this Prospectus constitute "publicly-offered securities" within the meaning of the Plan Asset Regulations. We will purchase and initially hold all of the common securities of the Trust.

     By operation of the Plan Asset Regulations, certain transactions involving the Trust and an employee benefit plan may be deemed to constitute direct or indirect prohibited transactions under ERISA and Section 4975 of the Code. A direct or indirect prohibited transaction may occur if the assets of the Trust are deemed to be the "plan assets" of the plan investing in the Trust. For example, if we were a party- in-interest with respect to a plan (either directly or by reason of its ownership of the Bank or other subsidiaries), an extension of credit between us and the Trust (as represented by the subordinated debentures and the guarantee) would occur which is likely to be prohibited by
Section 406(a)(1)(B) of ERISA and Section 4975(c)(1)(B) of the Code, unless exemptive relief is available. In addition, if we qualify as a fiduciary with respect to the Trust as a result of certain powers it holds under the Trust Indenture (such as the powers to remove and replace the property trustee and the administrative trustees), it is possible that the optional redemption or acceleration of the subordinated debentures would be considered to be prohibited transactions under Section 406(b) of ERISA and Section 4975(c)(1)(E) of the Code. In order to avoid engaging in these prohibited transactions, each investing plan, by purchasing capital securities, will be deemed to have directed the Trust to invest in the subordinated debentures and to have appointed the property trustee.

     The DOL has issued five separate prohibited transaction class exemptions ("PTCEs") that may provide exemptive relief to an employee benefit plan for direct or indirect prohibited transactions that may arise from the purchase or holding of the capital securities. The available PTCE's include:

     . PTCE 96-23 which may be applicable for certain transactions involving in-house asset managers;

     . PTCE 95-60 which may be applicable for certain transactions involving insurance company general accounts;

     . PTCE 91-38 which may be applicable for certain transactions involving bank collective investment funds;

     . PTCE 90-1 which may be applicable for certain transactions involving insurance company separate accounts; and

     . PTCE 84-14 which may be applicable for certain transactions involving independent qualified asset managers.

     Because the capital securities may be deemed to be equity interests in Westbank for us of applying ERISA and Section 4975 of the Code, these capital securities may not be purchased or held by any employee benefit plan ("Plan"), any entity whose underlying assets include "plan assets" by reason of any plan's investment in the entity (a "Plan Asset Entity") or any person investing the "plan assets" of any plan, unless the purchaser or holder is exempt from all of ERISA's prohibited transaction rules because of the relief provided under one of the PTCE's identified above or another applicable exemption. Any purchaser or holder of capital securities (or any interest in such securities) will be deemed to have represented, through the fact of the purchase and holding of the capital securities, that the purchaser either (a) is not a Plan or a Plan Asset Entity and is not purchasing the capital securities on behalf of, or with the "plan assets" of, any Plan or (b) is exempt from ERISA's prohibited transaction rules because of the relief provided under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or another applicable exemption. If a Plan or Plan Asset Entity purchases or holds capital securities and elects to rely on an exemption other than PTCE 96-23, 95-60, 91-38, 90-1 or 84-14, we, together with the Trust, may require an opinion of legal counsel or other satisfactory evidence that such exemption is available.

     Due to the complexity of these rules and the penalties that may be imposed on persons involved in non-exempt prohibited transactions, it is critical that Plan fiduciaries consult with legal counsel regarding the consequences that may result if the assets of the Trust are deemed to be the "plan assets" of the Plan by operation of the Plan Asset Regulations and the exemptive relief, described above, is not available.

                                 Underwriting

     Subject to the terms and conditions set forth in the underwriting
agreement, dated      , 1999, we, together with the Trust, have
agreed that the Trust will sell to the underwriters listed below (the "Underwriters") represented by Tucker Anthony Cleary Gull ("Tucker Cleary"), and the Underwriters have agreed to purchase from the Trust, the respective number of capital securities set forth opposite their respective names below:

                                                          Number of
                                                      Capital Securities
                                                      ------------------
     Tucker Anthony Cleary Gull
     [additional underwriters to be provided]

     Total......................................          1,700,000
                                                      ==================


     Under the terms and conditions of the underwriting agreement, the Underwriters are committed to take and pay for all of the capital securities if any are taken.

     We will pay the Underwriters compensation of $0.35 for each capital security sold in the offering. The Underwriters will then offer the capital securities in part directly to the public at the initial public offering price set forth on the cover page of this prospectus and in part to several securities dealers at the initial public offering price less a concession of no more than
$    for each capital security.  The Underwriters and such dealers may allow and
reallow, a concession of no more than $    for each capital security to other
brokers and dealers. After the capital securities are released for sale to the public, the initial public offering price and other selling terms may from time to time be varied by Tucker Cleary. The Underwriters will not execute any transaction in a discretionary account without prior approval of the customer. In addition, we have agreed to pay Tucker Cleary a fee of $50,000 for its services in managing the offering.

     Prior to the offering, there has been no public market for the capital securities. Although certain Underwriters have indicated to us and to the Trust that they intend to make a market in the capital securities, they are not obligated to do so and may discontinue any such market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading markets for the capital securities.

     We, together with the Trust, have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

     Until the distribution of the capital securities is completed, rules of the SEC may limit the ability of the Underwriters to bid for and purchase the capital securities. As an exception to these rules, the Underwriters are permitted to engage in certain transactions that stabilize the price of the capital securities. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the capital securities.

     If the Underwriters create a short position in the capital securities in connection with the offering, i.e., if it sells a greater aggregate number of capital securities than is set forth on the cover page of this prospectus, the Underwriters may reduce the short position by purchasing capital securities in the open market.

     The Underwriters may also impose a penalty bid on certain selling group members. This means that if the Underwriters purchase capital securities in the open market to reduce their short position or to stabilize the price of the capital securities, they may reclaim the amount of the selling concession from the selling group members who sold those capital securities as part of the offering.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

     Neither we nor the Underwriters make any representations or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the capital securities. In addition, neither we nor the Underwriters make any representation that Tucker Cleary will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     During a period of 180 days from the date of this Prospectus, neither the Trust nor Westbank will, subject to certain exceptions, without the prior written consent of Tucker Cleary, directly or indirectly, sell, offer to sell, grant any option for sale of, or otherwise dispose of, any capital securities, any security convertible into or exchangeable into or exercisable for capital securities or the subordinated debentures or any debt securities substantially similar to the subordinated debentures or equity securities substantially similar to the capital securities (except for the subordinated debentures and the capital securities offered hereby).

     Because the National Association of Securities Dealers, Inc. (the "NASD") is expected to view the capital securities as interests in a direct participation program, the offering of the capital securities is being made in compliance with the applicable provisions of Rule 2810 of the NASD's Conduct Rules.

     It is expected that delivery of the capital securities will be made in book-entry form only through the facilities of DTC in New York, New York against
payment therefor on or about       , 1999, as agreed upon by us, the Trust and
Tucker Cleary in accordance with Rule 15c6-1 under the Exchange Act.

     Tucker Cleary or its affiliates have provided from time to time, and expect to provide in the future, investment services to us and our affiliates, for which Tucker Cleary or its affiliates have received or will receive customary fees and commissions.

                                 Legal Matters

     Certain legal matters will be passed upon for us by Thacher Proffitt & Wood and for Tucker Cleary by Sullivan & Worcester LLP. Certain matters relating to United States federal income tax considerations described in this prospectus will be passed upon for us by Thacher Proffitt & Wood.

                                    Experts

     The consolidated financial statements of Westbank Corporation as of December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998, included and incorporated by reference in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is included and incorporated herein by reference. Insofar as the report of Deloitte & Touche LLP relates to the amounts included for Cargill Bancorp, Inc. at September 30, 1998 and 1997 and for each of the three years in the period ended September 30, 1998, it is based solely on the report of Snyder & Haller P.C., independent auditors; such report being included and incorporated herein by reference, and has been so included and incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


                      Where You Can Find More Information

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document in our public files at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices at 7 World Trade Center, 13/th/ Floor, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Avenue, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's web site at http://www.sec.gov through the SEC's electronic data gathering, analysis and retrieval system, EDGAR. Our common stock is listed on the Nasdaq National Market under the symbol "Westbank." Information about us also is available from the NASD, 1735 K Street, N.W., Washington, D.C. 20006.

     This prospectus is part of a registration statement that we and the Trust filed with the SEC. Because the SEC allows us to omit parts of the registration statement from this prospectus, we did not include all the information in the registration statement in this prospectus. You should review the registration statement, including the exhibits, for additional information regarding the Trust, the capital securities and us. The registration statement and its exhibits may be inspected at the SEC's offices described in the previous paragraph.


         Additional Information We Have Incorporated in the Prospectus

     The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents that are considered part of this prospectus. Information that we file with the SEC after the date of the registration statement will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 by us (1) after the date of the filing of our registration statement and prior to its effectiveness and (2) until our offering of securities has been completed.

     . Annual Report on Form 10-K/A for the year ended December 31, 1998 and all amendments thereto.
     .    Quarterly Report on Form 10-Q for the three months ended March 31,
          1999.
     . Quarterly Report on Form 10-Q for the three and six months ended June 30, 1999.

     .    Current Report on Form 8-K dated January 29, 1999.
     .    Definitive Proxy Statement on Schedule 14A dated March 16, 1999.
     .    Current Report on Form 8-K dated March 31, 1999.
     .    Current Report on Form 8-K dated April 12, 1999.

     For your convenience, we have attached a copy of our Annual Report on Form 10-K/A, as amended, for the year ended December 31, 1998 (without exhibits), and the Quarterly Report on Form 10-Q for the three and six months ended June 30, 1999 to this prospectus as Appendix A and B. You may obtain a copy of our filings with the SEC at no cost, by writing or telephoning us at the following address:

                             Westbank Corporation
                             225 Park Avenue
                             West Springfield, MA 01089-3326
                             (413) 747-1400
                             Attention: Robert J. Perlak, Clerk

     You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. This prospectus is an offer to sell only the capital securities referred to in this prospectus, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of the date of the prospectus.

                                  Appendix A

                                  Appendix B

                                    [LOGO]





                          Tucker Anthony Cleary Gull

                                                                      Appendix A

               UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                  FORM 10-K/A

        [mark one] [ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998

                                      OR

                 [ ] TRANSITION REPORT PURSUANT TO SECTION 13
                OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                        Commission File Number 0-12784

                             WESTBANK CORPORATION

Massachusetts                                       04-2830731
(State of Incorporation)             (I.R.S. Employer Identification Number)

225 Park Avenue, West Springfield, Massachusetts                     01090-0149
(Address of principal executive office)                              (Zip Code)

                                (413) 747-1400
                              (Telephone Number)

          Securities registered pursuant to Section 12(b) of the Act:

                                                          Name of each exchange
Title of each class                                        on which registered
-------------------                                        -------------------
      NONE                                                        NONE

          Securities registered pursuant to Section 12(g) of the Act:

                         Common stock, $2.00 Par Value
                       Preferred stock, $5.00 Par Value
                               (Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.

                          Yes X                    No

Based on the closing sales price on March 1, 1999 the aggregate market value of the voting stock held by nonaffiliates of the registrant was $47,936,445.

The number of shares outstanding of the registrants common stock, $2.00 par value was 4,214,193 on March 1, 1999.

Portions of the Annual Report to Stockholders for the year ended December 31, 1998 are incorporated by reference into Parts I and II.

Portions of the Proxy Statement issued by the Corporation in connection with the Annual Meeting to be held on April 21, 1999 are incorporated by reference into
Part III.

                             WESTBANK CORPORATION

              WESTBANK CORPORATION IS SUBMITTING THIS FORM 10-K/A
                   AS A RESULT OF THE ACQUISITION OF CARGILL
                      BANCORP, INC., ON JANUARY 29, 1999.
                ALL FINANCIAL INFORMATION HAS BEEN RESTATED AS
                  REQUIRED, ACCOUNTING FOR THE ACQUISITION OF
                    CARGILL BANCORP, INC., AS A POOLING OF
                                  INTERESTS.

                               INDEX TO FORM 10-K

PART I

Item 1   Business                                                         I - 1

Item 2   Properties                                                       I - 2

Item 3   Legal Proceedings                                                I - 3

Item 4   Submission of Matters to a vote of Security Holders              I - 3

PART II

Item 5   Market for the Corporation's Common Stock
         and Related Stockholder Matters                                 II - 1

Item 6   Selected Financial Data                                         II - 1

Item 7   Management's Discussion and Analysis of
         Financial Condition and Results of Operations                   II - 1

PART III

Item 8   Financial Statements and Supplementary Data                    III - 1

Item 9   Changes in and Disagreements with Accountant
         on Accounting and Financial Disclosure                         III - 1

Item 10  Directors and Executive Officers of the Registrant             III - 1

Item 11  Executive Compensation                                         III - 1

Item 12  Security Ownership of Certain Beneficial
         Owners and Management                                          III - 1

Item 13  Certain Relationships and Related Transactions                 III - 1

PART IV

Item 14  Exhibits, Financial Statement
         Schedules and Reports on Form 8-K                               IV - 1

         Signatures                                                      IV - 2

         Exhibit Index                                                   IV - 3

             WESTBANK CORPORATION, WEST SPRINGFIELD, MASSACHUSETTS


                                    PART I

ITEM 1         BUSINESS

Reference is made to Page 4 of the Corporation's Annual Report to Stockholders for the year ended December 31, 1998, wherein this subject is covered.

Statistical Disclosure by Bank Holding Companies

The following statistical tables and accompanying text provide required financial data about the Corporation and should be read in conjunction with the Consolidated financial statements and related notes, appearing in the 1998 Annual Report to Stockholders and is incorporated herein by reference thereto:

                                                                         Page of
                                                                   Annual Report

I.   Distribution of Assets, Liabilities and
     Stockholders' Equity:
     Interest Rates and Interest Differential                                10

     Rate/Volume Analysis of Interest
     Margin on Earning Assets                                                11

II.  Investment Portfolio                             12, 27, 28, 30, 31 and 38

III. Loan Portfolio                                   13, 28, 29, 31, 32 and 38

     a.   Types of Loans                                                     13

     b.   Maturities and Sensitivities
          to Changes in Interest Rates                           7, 8, 9 and 13

     c.   Risk Elements                         7, 8, 14, 15, 16, 28, 31 and 32

IV.  Summary of Loan Loss Experience                                  14 and 15

V.   Deposits                                                     16, 33 and 42

VI.  Return on Equity and Assets                                             17

VII. Short Term Borrowing                                         17, 34 and 43

ITEM 2         PROPERTIES

The Corporation's principal banking subsidiary, Park West Bank and Trust Company ("Park West") operates thirteen banking offices throughout Western Massachusetts, located as follows:

-----------------------------------------------------------------------
         LOCATION                 OWNED        LEASED       TOTAL
-----------------------------------------------------------------------

Agawam (Feeding Hills)                              1           1
-----------------------------------------------------------------------
Chicopee                              1                         1
-----------------------------------------------------------------------
Chicopee - Supermarket                              1           1
-----------------------------------------------------------------------
East Longmeadow                       1                         1
-----------------------------------------------------------------------
East Longmeadow -
Supermarket                                         1           1
-----------------------------------------------------------------------
Holyoke                               1                         1
-----------------------------------------------------------------------
Ludlow                                1                         1
-----------------------------------------------------------------------
Southwick                                           1           1
-----------------------------------------------------------------------
West Springfield                      2             1           3
-----------------------------------------------------------------------
Westfield                                           1           1
-----------------------------------------------------------------------
Westfield Supermarket                               1           1
-----------------------------------------------------------------------
TOTAL                                 6             7          13
-----------------------------------------------------------------------

As a result of the acquisition of Cargill Bancorp, Inc., the Corporation's other banking subsidiary, Cargill Bank, operates three Northern Connecticut branches, located as follows:

-----------------------------------------------------------------------
         LOCATION                 OWNED        LEASED       TOTAL
-----------------------------------------------------------------------
Putnam                                1                         1
-----------------------------------------------------------------------
Quinebaug                             1                         1
-----------------------------------------------------------------------
Woodstock                                           1           1
-----------------------------------------------------------------------
TOTAL                                 2             1           3
-----------------------------------------------------------------------

All general banking offices except the Park West Holyoke office have drive-in facilities and twenty-four hour automated teller machines

Title to the properties described as owned in the foregoing table is held by the subsidiary banks with warranty deed with no material encumbrances. Park West owns, with no material encumbrances, land adjacent to the main office which is available for parking and, through a subsidiary, also owns one other property adjacent to the main office consisting of land also used as a parking lot. The Corporation also owns the property on which its former Operations Center was located and is presently leased. In addition, the Bank holds other real estate as a result of foreclosure proceedings.

All of the property described as leased in the foregoing table is leased directly from independent parties. Management considers the terms and conditions of each of the existing leases to be in the aggregate favorable to the Bank.

ITEM 3         LEGAL PROCEEDINGS

Certain litigation is pending against the Corporation and the Bank. Management, after consultation with legal counsel, does not anticipate that any liability arising out of such litigation will have a material effect on the Corporation's Financial Statements.

ITEM 4         SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

                                     NONE

                                    PART II

ITEM 5         MARKET FOR CORPORATION'S COMMON STOCK

               AND RELATED STOCKHOLDER MATTERS

Reference is made to Page 49 of the Corporation's Annual Report to Stockholders for the year ended December 31, 1998, wherein this subject is covered.

ITEM 6         SELECTED FINANCIAL DATA

Reference is made to Page 5 of the Corporation's Annual Report to Stockholders for the year ended December 31, 1998, wherein this subject is covered.

ITEM 7         MANAGEMENT'S DISCUSSION AND ANALYSIS OF
               FINANCIAL CONDITION AND  RESULTS OF OPERATIONS

Reference is made to Pages 6 through 19 of the Corporation's Annual Report to Stockholders for the year ended December 31, 1998, wherein this subject is covered.

Information Concerning Forward-Looking Statements.

Westbank has made and may make in the future forward-looking statements concerning future performance, including, but not limited to, future earnings, and events or conditions which may affect such future performance. These forward-looking statements are based upon management's expectations and belief concerning possible future developments and the potential effect of such future developments on Westbank. There is no assurance that such future developments will be in accordance with management's expectations and belief or that the effect of any future developments on Westbank will be those anticipated by Westbank management.

All assumptions that form the basis of any forward-looking statements regarding future performance, as well as events or conditions which may affect such future performance, are based on factors that are beyond Westbank's ability to control or predict with precision, including future market conditions and the behavior of other market participants. Among the factors that could cause actual results to differ materially from such forward-looking statements are the following:

         1. The status of the economy in general, as well as in Westbank's primary market area, Western Massachusetts;

         2.   The real estate market in Western Massachusetts;

         3. Competition in Westbank's primary market area from other banks, especially in light of continued consolidation in the New England banking industry.

         4.   Any changes in federal and state bank regulatory requirements;

         5.   Changes in interest rates; and

         6. The cost and other effects of unanticipated legal and administrative cases and proceedings, settlements and investigations.

The assumptions listed above, as they relate to Cargill Bank, are the same with the exception of the market area, which is Northeast Connecticut.

While Westbank periodically reassesses material trends and uncertainties affecting the Corporation's performance in connection with is preparation of management's discussion and analysis of results of operations and financial condition contained in its quarterly and annual reports, Westbank does not intend to review or revise any particular forward-looking statement in light of future events.

                                   PART III

ITEM 8         FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Reference is made to pages 21 through 41 of the Corporation's Annual Report to Stockholders for the year ended December 31, 1998, wherein this subject is covered.

ITEM 9         CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
               ON ACCOUNTING AND FINANCIAL DISCLOSURE

                                     NONE

ITEM 10        DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Reference is made to pages 4 through 7 of the Corporation's Proxy Statement to Stockholders for the 1999 Annual Meeting scheduled for April 21, 1999, wherein this subject is covered.

ITEM 11        EXECUTIVE COMPENSATION

References is made to pages 8 through 12, of the Corporation's Proxy Statement to Stockholders for the 1999 Annual Meeting scheduled for April 21, 1999, wherein this subject is covered.

ITEM 12        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Reference is made to pages 6 and 7, of the Corporation's Proxy Statement to Stockholders for the 1999 Annual Meeting scheduled for April 21, 1999, wherein this subject is covered.

ITEM 13        CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Reference is made to pages 6 through 15, of the Corporation's Proxy Statement to Stockholders for the 1999 Annual Meeting scheduled for April 21, 1999, wherein this subject is covered under the caption "Beneficial Ownership of Stock and Executive Compensation - Miscellaneous".

                                    III - 1

                                    PART IV


ITEM 14        EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

The following documents are filed as a part of this report:

  1.    Financial Statements

        The following financial statements are incorporated in this Annual Report on Form 10-K by reference to the Corporation's Annual Report to Stockholders for the year ended December 31, 1998:

                             WESTBANK CORPORATION
                                                                         Page of
                                                                          Annual
                                                                          Report
                                                                          ------

        Independent Auditors' Reports                                        42
        Consolidated Balance Sheets at
          December 31, 1998 and 1999                                         20
        Consolidated Statements of Income
          for the years ended December
          31, 1998, 1997 and 1996                                            21
        Consolidated Statement of Stockholders'
          Equity from January 1, 1996, to
          December 31, 1998                                                  22
        Consolidated Statements of Comprehensive
          Income for the years ended December 31, 1998,
          1997 and 1996                                                      22
        Consolidated Statements of Cash Flows for the years
          ended December 31, 1998, 1997 and 1996                             23
        Notes to Consolidated Financial Statements                      24 - 41

        Current reports on Form 8-K Reporting other Events were filed by the Registrant on:

                                      NONE

  2.    Financial Statement Schedules

        Financial Statement Schedules are omitted because they are inapplicable or not required.

  3     Exhibits

        See accompanying Exhibit Index.

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                             WESTBANK CORPORATION

                                         By: /s/ Donald R. Chase

                                         Donald R. Chase
                                         President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons in the capacities and on the dates indicated.

Signature                                   Title                                                    Date
---------                                   -----                                                    ----
/s/ Donald R. Chase                         President and Chief Executive Officer and Director       August 18, 1999
-------------------------
Donald R. Chase

/s/ Ernest N. Laflamme, Jr.                 Chairman of the Board and Director                       August 18, 1999
-------------------------
Ernest N. Laflamme, Jr.

/s/ John M. Lilly                           Treasurer and Chief Financial Officer                    August 18, 1999
-------------------------
John M. Lilly

/s/ Roland O. Archambault                   Director                                                 August 18, 1999
-------------------------
Roland O. Archambault

/s/ Mark A. Beauregard                      Director                                                 August 18, 1999
-------------------------
Mark A. Beauregard

/s/ David R. Chamberland                    Director                                                 August 18, 1999
-------------------------
David R. Chamberland

/s/ Leroy F. Jarrett                        Director                                                 August 18, 1999
-------------------------
Leroy F. Jarrett

/s/ G. Wayne McCary                         Director                                                 August 18, 1999
-------------------------
G. Wayne McCary

/s/ Robert J. Perlak                        Corporate Clerk and Director                             August 18, 1999
-------------------------
Robert J. Perlak

/s/ George R. Sullivan                      Director                                                 August 18, 1999
-------------------------
George R. Sullivan

/s/ James E. Tremble                        Director                                                 August 18, 1999
-------------------------
James E. Tremble

                                 EXHIBIT INDEX

                                                                        Page No.
                                                                        --------

3.       Articles of Organization, as amended                                **

         (a)  Articles of Organization, as amended                            *

         (b)  By-Laws, as amended                                             *

10.1     Employment Contract dated October 1, 1986, between
         William A. Franks, Jr. and Westbank Corporation                    ***

10.12    Termination Agreement dated February 20, 1987, between
         Donald R. Chase and Park West Bank and Trust Company               ***

10.14    Termination Agreement dated February 20, 1987,
         between Stanley F. Osowski and CCB, Inc.                           ***

10.15    1985 Incentive Stock Option Plan for Key Employees                   *

10.16    1995 Directors Stock Option Plan                                  ****

10.17    1996 Stock Incentive Plan                                        *****

13.      1995 Annual Report to Stockholders                  ARS (IFC 1-36 IBC)

21.      Subsidiaries of Registrant                              TO BE INCLUDED

27.      Financial Data Schedule                                 TO BE INCLUDED

* Incorporated by reference to identically numbered exhibits contained in Registrant's Annual Report on Form 10-K for the year ended December 31, 1988

** Incorporated by reference to identically numbered exhibits contained in Registrant's Annual Report on Form 10-K for the year ended December 31, 1987

*** Incorporated by reference to identically numbered exhibits contained in Registrant's Annual Report on Form 10-K for the year ended December 31, 1986

**** Incorporated by reference to identically numbered exhibits contained in Registrant's Annual Report on Form 10-K for the year ended December 31, 1995

***** Incorporated by reference to identically numbered exhibits contained in Registrant's 1996 Proxy Statement

Table of Contents

     Financial Highlights......................................    1
     Letter to Stockholders....................................  2-3
     Business - Westbank Corporation and Subsidiaries  ........    4
     Selected Consolidated Financial Data.................... .    5
     Management's Discussion and Analysis - Financial Results.. 6-20
     Consolidated Balance Sheets...............................   21
     Consolidated Statements of Income.........................   23
     Consolidated Statements of Comprehensive Income...........   24
     Consolidated Statements of Stockholders' Equity...........   25
     Consolidated Statements of Cash Flows.....................   25
     Notes to Consolidated Financial Statements................26-45
     Independent Auditors' Report..............................46-47
     Corporate Directory.......................................   48
     Corporate Information.....................................   49

FINANCIAL HIGHLIGHTS
Westbank Corporation and Subsidiaries

FOR THE YEAR ENDED DECEMBER 31
(Dollars in Thousands)              1998           1997           1996
------------------------------------------------------------------------
Net income                       $   3,377      $   3,384      $   2,137
Net interest income                 15,339         14,633         13,535
Non-interest income                  2,427          2,529          2,340
Non-interest expense                12,200         11,066         11,278
Provision for loan losses               41            306            944

YEAR END DECEMBER 31
(Dollars in Thousands)
-------------------------------------------------------------------------
Investment and
   mortgage-backed securities    $   84,328     $   60,213      $   39,764
Loans, net                          293,113        268,254         254,948
Allowance for loan losses             2,665          3,057           2,699
Total assets                        402,623        355,567         331,803
Total deposits                      342,266        314,679         298,014
Total stockholders' equity           30,490         26,918          22,717

COMMON SHARE INFORMATION
Basic weighted average
   shares outstanding             4,143,009      3,845,698       3,643,270
Basic net earnings per share     $      .82     $      .88      $      .59

CHAIRMAN'S AND PRESIDENT'S LETTER
Westbank Corporation and Subsidiaries

Dear Shareholder:

The past year was especially rewarding because we have achieved our topmost objectives, record earnings and measured growth. Our growth strategy is based on the premise: Succeeding today and investing for tomorrow. We seek to grow at a measured, orderly pace by nurturing our core banking operations, deepening our market penetration by providing more banking services to our present customers, by acquisitions of other banks and opening new offices in selected areas.

We are proud to report that net income for the year ended December 31, 1998 totaled $3.3 million or $0.84 per diluted share, compared to $3.2 million or $0.89 per diluted share for the same period a year ago. Included in the results of operations during the fourth quarter of 1998 were $400 thousand of merger costs associated with the acquisition of Cargill Bancorp, Inc., of Putnam, Connecticut, which was consummated on January 29, 1999.

We look forward to the opportunity to work with the Cargill shareholders, staff and customers. The affiliation will allow Cargill to offer a wider range of products and services, while at the same time Westbank will achieve its corporate objective of expanding its market into Connecticut.

Westbank is presently positioned and has sufficient resources and infrastructure to expand through acquisition. We will pursue opportunities for growth in our defined market area as well as in markets that are contiguous to our present market area, which include Connecticut, Rhode Island and Central Massachusetts.

Consistent with our corporate strategies of building market share, we have expanded our geographical reach into Ludlow and Southwick, Massachusetts. These new full-service banking offices have exceeded all expectations by generating a combined total of $11 million in new deposits last year.

At year-end assets totaled $355 million, an increase of $46.7 million or 15% compared to the same period in 1997. Deposits increased by $27.5 million or 10% and totaled $299.1 million.

The Corporation's capital was $27.3 million at year end, representing a capital ratio of 7.69% while the Corporation's book value totaled $7.19 versus $6.63 for the same period in the prior year.

Particularly gratifying was the fact that we were able to expand our loan portfolio last year while continuing to maintain our disciplined loan criteria, ample evidence that loans can be increased substantially while maintaining high credit standards. During 1998 loans increased by $26.9 million or 12% and totaled $259.3 million.

At Westbank, profitability is achieved through hard work and a clear focus on what we do well. We reinvest in growth businesses and emphasize our core competencies, which include credit and service quality, both of which are absolutely essential to compete effectively. Banks cannot consistently generate exceptional profits without being top-flight credit underwriters. Westbank is recognized industry-wide for our relentless focus on maintaining superior credit quality. Customer's needs seldom fall into neat categories, and usually cross from one type of banking product to another. A clear competitive advantage for Westbank is the fact that we organize around our customers and their needs, not around products. To be focused on the customer, we have to know what the customer wants, therefore, we listen to them and hear what they really need. Through our local decision-making process in our banking offices our employees are empowered to deliver customer solutions.

We've helped many businesses grow from the spare bedroom to the oak boardroom. Technology helps us offer services in a more timely manner. However, sometimes customers want the personal touch. Westbank offers both. This is the essence of Westbank and the basis of the Westbank Advantage: Our products; our people; our entire company is focused on meeting the needs of the customer.

Large bank mergers have negatively impacted small and medium sized businesses, which indicates that there is and will be a growing need for a community bank that offers not only a broad range of products both to businesses and consumers but also provides exceptional service. The Residential Mortgage Department continued its strong record of growth and significantly exceeded 1998 goals. Westbank assisted six hundred families in terms of purchasing a home, building their dream home or lowering their existing payments by closing on $61,000,000 in residential loans. Park West Bank and Trust Company also added an additional satellite mortgage correspondent bank, which has an excellent reputation in the Franklin County area of Western Massachusetts.

We converted a portion of our mortgages into mortgage-backed securities for sale on Wall Street, providing the Bank with excellent investment grade securities and immediate liquidity. This enables Westbank to realize additional income without relinquishing its relationship with the borrower. With activity remaining strong at the end of 1998, we anticipate another strong year in 1999.

Westbank's relatively new Indirect Lending Program has had a very positive impact on loan originations. Through this program Westbank receives consumer loan applications from Bank-approved automobile and recreational vehicle dealerships whose customers wish to finance their purchases. These applications are then processed according to the Bank's normal consumer loan underwriting criteria. In 1998, indirect consumer loans accounted for approximately 28.5% of the Bank's total consumer loan originations excluding mortgages.

As wealth grows, so do the opportunities for those of us who manage and invest that wealth. Customer needs change as they marry, purchase homes, have children or retire. These lifestyle changes, coupled with changing market conditions, make understanding all the more difficult. Our Trust Department has a well-diversified line of services that is able to meet the changing needs of our customers throughout each phase of their life cycle. Their "job" is building long-term relationships with customers through all market conditions. That means consistently providing the capabilities and capacity to serve customers as their needs and situations change. During 1998, the Trust Department made significant strides. They have built high quality customer relationships based on the trust their customers place in them. At year-end, fiduciary accounts totaled in excess of $119 million.

There is, of course, a lot of work that goes on behind the scenes that improves our ability to compete effectively. For example, we are testing and changing systems to be certain that we will cross the threshold into the next millennium. Work on Year 2000 compliance is well advanced. Credit for this accomplishment can be placed squarely on the shoulders of our Y2K Committee that is comprised of executive officers in charge of each functional area of the bank. The Committee is responsible for implementing our Year 2000 plan, and reporting its progress monthly to the board of directors.

Our success is attributable to an exceptional team of employees, many of whom are shareholders. They work hard every day to meet and exceed the expectations of their customers and are determined that Westbank be recognized as a leader in the financial services industry. The critical link between customer satisfaction and shareholder value has always been the quality of our employees.

Westbank is focused on a growth momentum. However, size is not a strategy. It is a statistic; i.e. growth only for the sake of getting bigger cannot be an objective. Westbank will grow but only in ways that lead to a stronger and more profitable company.

CORPORATE VISION IS NOTHING WITHOUT FOCUS. Our focus will be on three strategic initiatives: Revenue Growth, Cost Control and Asset Management. Westbank will continue to emphasize the growth of its core business this year. We expect to build lending and deposit relationships with local customers in a very competitive market. Westbank has the advantage of being a reliable community bank that has a well-earned reputation for knowledgeable service by its experienced staff.

Nineteen Hundred and Ninety-Nine will be a challenging year for us as we strive to enhance the environment necessary to support and expand a diversified and profitable financial services company. We will remain intently focused not only on growth, but also on operational integrity and the effectiveness required to achieve a predictable, sustainable financial performance. We are confident in the strategic direction we have chosen and where we expect it to take us throughout 1999 and beyond.

Westbank Corporation and its shareholders have been fortunate over the years to be well served by a strong management team and Board of Directors. After thirty-eight years of dedicated service to the Company, Alfred C. Whitaker and Paul J. McKenna, DMD, will retire from the Board of Directors in April of 1999. Their dedication to Westbank and its shareholders is as strong today as it was when they, along with a small group of other businessmen, founded the Bank in 1961. We would like to take this opportunity to thank them for their leadership and loyalty. We wish them well in their retirement. We welcome to the Board of Directors G. Wayne McCary, President and Chief Executive Officer of Eastern States Exposition, the sixth largest fair in North America located in West Springfield, Massachusetts.

We appreciate your loyalty, confidence and support of Westbank Corporation. Your investment in our Company is foremost in our minds as we plan for the future. We look forward to the ever-present challenges and the accompanying opportunities of the twenty-first century. We are optimistic that with your continued support we will continue to focus on growth and earnings.

Sincerely,

Alfred C. Whitaker                        Donald R. Chase
Chairman of the Board                     President and
                                          Chief Executive Officer

BUSINESS
Westbank Corporation and Subsidiaries

CORPORATE ORGANIZATION

Westbank Corporation (hereinafter sometimes referred to as "Westbank" or the "Corporation") is a registered Bank Holding Company organized to facilitate the expansion and diversification of the business of Park West Bank and Trust Company (hereinafter sometimes referred to as "Park West" or the "Bank") into additional financial services related to banking.

PARK WEST BANK AND TRUST COMPANY

As of December 31, 1998, substantially all operating income and net income of the Corporation are presently accounted for by Park West. Park West is chartered as a state bank and trust company by the Commonwealth of Massachusetts, is a member of the Federal Deposit Insurance Corporation ("FDIC"), and is subject to regulation by the Massachusetts Commissioner of Banks and the FDIC. A full range of retail banking services is furnished to individuals, businesses, and nonprofit organizations through thirteen banking offices located in Hampden County. Such services include a wide range of checking and savings accounts, loans, safe deposit facilities, and automated teller machines at selected branch locations.

Park West also provides lending, depository and related financial services to commercial, industrial, financial and governmental customers. In the lending area, these include short- and long-term loans and revolving credit arrangements, letters of credit, inventory and accounts receivable financing, real estate construction lending, and mortgage loans.

Park West also operates a Trust Department providing services normally associated with holding property in a fiduciary or agency capacity. The value of the property held by the Trust Department at December 31, 1998 amounted to $119,797,000 and is not included in the accompanying financial statements since such items are not assets of the Bank.

EMPLOYEES

As of December 31, 1998, the Corporation and its subsidiaries had the equivalent of 125 full-time officers and staff.

COMPETITION

Westbank's banking, real estate activity and trust services are competitive with other Massachusetts financial institutions. Its service area is in Western Massachusetts, primarily Hampden County. Westbank's competitors include other commercial banks, mutual savings banks, savings and loan associations, credit unions, consumer finance companies, loan offices, money market funds, and other financing organizations.

Competition for trust services by major commercial banks is high, with continuing efforts by those banks to solicit new business. The Trust Department prides itself as one of the few remaining corporate fiduciaries providing personal services locally. Insurance companies, mutual savings banks, investment counseling firms, and other business firms and individuals also offer active competition for such business.

ACQUISITION OF CARGILL BANCORP, INC.

On July 15, 1998, the Corporation entered into an agreement to acquire Cargill Bancorp, Inc., which is a Delaware corporation and the holding company for Cargill Bank, a $47.0 million asset Connecticut chartered stock savings and loan association headquartered in Putnam, Connecticut.

Under the terms of the agreement, Cargill Bancorp will be merged into Westbank Corporation. Cargill Bank will retain its local identity and remain a separate subsidiary of Westbank Corporation. Each share of Cargill Bancorp common stock will be exchanged for 1.3655 shares of Westbank common stock.

On November 3, 1998, the Corporation filed a registration statement to register approximately 565,096 shares of common stock in order to facilitate this merger. Cargill shareholders approved the merger at a shareholders meeting held on December 16, 1998, and final regulatory approval was received on January 14, 1999.

SELECTED CONSOLIDATED FINANCIAL DATA
Westbank Corporation and Subsidiaries

Year ended December 31,
(Dollars in Thousands Except Share Amounts)                    1998           1997          1996          1995          1994
-------------------------------------------------------------------------------------------------------------------------------
Interest and dividend income                                $   28,631    $   26,724    $   24,059    $   23,475    $   19,647
Interest expense                                                13,292        12,091        10,524        10,145         7,481
-------------------------------------------------------------------------------------------------------------------------------
Net interest income                                             15,339        14,633        13,535        13,330        12,166
Provision for loan losses                                           41           306           944         2,907         1,528
Non-interest income                                              2,427         2,529         2,340         3,104         2,641
Non-interest expense                                            12,200        11,066        11,278         9,969        11,234
-------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                       5,525         5,790         3,653         3,558         2,045
Income taxes (benefit)                                           2,148         2,406         1,516         1,132          (307)
-------------------------------------------------------------------------------------------------------------------------------
Income before cumulative effect
   of changes in accounting principle                            3,377         3,384         2,137         2,426         2,352
Cumulative effect of changes in
   accounting principle for income taxes                                                                                   (22)
-------------------------------------------------------------------------------------------------------------------------------
Net income                                                  $    3,377    $    3,384    $    2,137    $    2,426    $    2,330
===============================================================================================================================
Common share data:
   Earnings per share:
      Basic                                                 $      .82    $      .88    $      .59    $      .69    $      .67
      Diluted                                               $      .79    $      .85    $      .57    $      .67    $      .65
   Cash dividends declared                                  $      .40    $      .30    $      .24    $      .20
   Ending book value                                        $     7.26    $     6.84    $     6.19    $     5.80    $     5.25

AT DECEMBER 31:
   Total loans -- net                                       $  293,113    $  268,254    $  254,948    $  233,527    $  225,193
   Total assets                                                402,623       355,567       331,803       299,590       284,814
   Total non-performing assets                                   1,494         2,025         3,791         8,655         8,313
   Total deposits                                              342,266       314,679       298,014       269,478       256,668
   Total borrowings                                             27,807        11,884         9,269         7,677         8,625
   Total stockholders' equity                                   30,490        26,918        22,717        20,786        17,355

AVERAGE FOR YEAR:
   Loans                                                       284,629       270,066       246,366       232,422       214,846
   Assets                                                      382,924       348,561       313,063       297,676       273,214
   Deposits                                                    335,110       312,725       280,855       269,105       246,845
   Stockholders' equity                                         29,229        24,638        21,777        19,741        17,655
   Weighted  shares outstanding   - basic                    4,143,009     3,845,698     3,643,270     3,539,919     3,491,111
                                  - diluted                  4,272,682     4,003,015     3,762,419     3,630,052     3,562,162

SELECTED RATIOS:
   Rate of return on average total assets                         .88%           .97%          .68%          .81%          .86%
   Rate of return on average stockholders' equity               11.55%         13.73%         9.81%        12.29%        13.20%
   Stockholders' equity to total assets at year end              7.57%          7.57%         6.85%         6.93%         6.09%
   Average total stockholders' equity
      to average total assets                                    7.63%          7.07%         6.96%         6.63%         6.46%
   Allowance for loan losses to total loans at year end           .90%          1.13%         1.05%         1.65%         1.49%
   Non-performing loans as a percentage
      of total loans at year end                                  .37%           .68%         1.23%         2.89%         2.57%
   Net charge-offs as a percentage
      of average loans                                            .15%           .02%          .88%         1.03%          .76%
   Other real estate owned as a percentage of total assets        .12%           .10%          .19%          .53%          .61%

MANAGEMENT'S DISCUSSION AND ANALYSIS - FINANCIAL RESULTS
Westbank Corporation and Subsidiaries

Management's discussion of operations and financial position is based on the selected consolidated financial data and should be read in conjunction with the consolidated financial statements and notes thereto. Effective January 29, 1999, Cargill Bancorp, Inc., and its subsidiary ("Cargill") were merged with and into Westbank Corporation ("Westbank"), pursuant to a plan of merger dated July 15, 1998. Each share of Cargill common stock was converted into 1.3655 shares of the Corporation's common stock. Approximately 400,164 of Westbank common shares were issued for the outstanding common stock of Cargill.

The transaction was accounted for using the pooling-of-interests method and, accordingly, all historical financial data has been restated to include both entities for all periods presented. Westbank's fiscal year ends December 31 and Cargill's fiscal year ends September 30.

For 1998, the Corporation reported net income of $3,377,000, or $.82 per share basic and $.79 diluted, after providing $41,000 for loan losses. This compares to net income for 1997 of $3,384,000, or $.88 per share basic and $.85 diluted. The Corporation's 1997 earnings reflected a provision for loan losses of $306,000. Net interest income increased $706,000 from 1997 to 1998.

Non-interest expense amounted to $12,200,000 in 1998 compared to $11,066,000 in 1997, an increase of $1,134,000, or 10%. The increase in operating expenses for 1998 is a direct result of reflecting $595,000 for merger costs related to the acquisition of Cargill Bancorp, Inc., and the remaining increase is a result of the overall growth of the Corporation. Non-interest income declined by $102,000 compared to 1997. During 1998, Trust Department earnings increased by $33,000 over 1997. Gains on sale of investments and other real estate declined by $142,000, gains on sale of mortgages totaled $120,000, while service charges on deposit accounts and other non-interest income declined by $108,000 compared to 1997. Income taxes in 1998 totaled $2,148,000, a decrease of $258,000 versus 1997.

At December 31, 1998, the Corporation's total assets were $402,623,000, an increase of $47,056,000 or 13%, from $355,567,000 at year-end 1997. The higher level of assets resulted primarily from an increase in net loans and investments totaling $48,875,000 funded by the growth in deposits.

Non-performing assets amounted to $1,494,000 or .37% of total assets at December 31, 1998, compared with $2,025,000 or .68% at the end of 1997.

The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") imposes significant regulatory restrictions and requirements on banking institutions insured by the FDIC and their holding companies. FDICIA established capital categories into which financial institutions are placed based on capital level. Each capital category establishes different degrees of regulatory restrictions which can apply to a financial institution. As of December 31, 1998, Park West's and Cargill's capital was at a level that placed each Bank in the "well capitalized" category as defined by FDICIA.

Westbank Corporation and Subsidiaries

FDICIA imposes a variety of other restrictions and requirements on insured banks. These include significant regulatory reporting requirements such as insuring that a system of risk-based deposit insurance premiums and civil money penalties for inaccurate deposit reporting exists. In addition, FDICIA imposes a system of regulatory standards for bank and bank holding company operations, detailed truth in savings disclosure requirements, and restrictions on activities authorized by state law but not authorized for national banks.

COMPONENTS OF CAPITAL

The following table presents the Corporation's components of capital as of December 31. The table also presents the ratio of capital to total assets.

(Dollars in Thousands)                       1998          1997          1996
-------------------------------------------------------------------------------
Stockholders' Equity
   Common stock                            $ 8,397        $ 7,865       $ 7,343
   Additional paid-in-capital               11,076          9,711         8,386
   Retained earnings                        10,803          9,282         7,087
   Accumulated other
      comprehensive income (loss)              214             60           (99)
-------------------------------------------------------------------------------
Total Capital                              $30,490        $26,918       $22,717
===============================================================================
Ratio of capital
   to average total assets                    7.53%          7.44%         7.00%

Regulatory risk-based capital requirements take into account the different risk categories of banking organizations by assigning risk weights to assets and the credit equivalent amounts of off-balance sheet exposures. In addition, capital is divided into two tiers. In this Corporation, Tier 1 includes the common stockholders' equity; total risk-based, or supplementary, capital includes not only the equity but also a portion of the allowance for loan losses.

The following are the Corporation's risk-based capital ratios at December 31:

                                                     1998      1997      1996

Tier 1 risk-based capital (minimum required 4%)     11.94%    11.57%    10.58%

Total risk-based capital (minimum required 8%)      13.00%    12.77%    11.76%
==============================================================================

DISCUSSION OF MARKET RISK

Market risk is the risk of loss due to adverse changes in market prices and rates. The management of this risk, coupled with directives to build shareholder value and profitability, is an integral part of the Corporation's overall operating strategy. The Corporation's approach to risk management, primarily interest rate risk management, is quite basic and concentrates on fundamental strategies to restructure the balance sheet and composition of assets and liabilities. Since the Corporation does not utilize interest rate futures, swaps or options transactions, its asset/liability profile is not complex. It reflects a simple approach to managing risk through the use of fixed and adjustable rate loans and investments, rate-insensitive checking accounts as well as a combination of fixed and variable rate deposit products and borrowed funds. Bank policy includes required limits on the sensitivity of net interest income under various interest rate scenarios.

The Bank seeks to control its interest rate risk exposure in a manner that will allow for adequate levels of earnings and capital over a range of possible interest rate environments. The Bank has adopted formal policies and practices to monitor and manage interest rate risk exposure. As part of this effort, the Bank actively manages interest rate risk through the use of a simulation model that measures the sensitivity of future net interest income to changes in interest rates. In addition, the Bank regularly monitors interest rate sensitivity through gap analysis, which measures the terms to maturity or next repricing date of interest-earning assets and interest-bearing liabilities.

Westbank Corporation and Subsidiaries

On a quarterly basis, an interest rate risk exposure compliance report is prepared and presented to the Bank's Board of Directors. This report presents an analysis of the change in net interest income resulting from an increase or decrease in the level of interest rates. All changes are measured as percentage changes from the projected net interest income in the flat rate scenario. The calculated estimates of change in net interest income are compared to current limits established by management and approved by the Board of Directors. The following is a summary of the interest rate exposure report as of December 31, 1998 and 1997:

                                                      Percentage Change in
          Change in Interest Rates                     Net Interest Income
              (In Basis Points)                      1998              1997
--------------------------------------------------------------------------------
                    +200                             (5.21)%          (1.41)%
                    Level                              0%               0%
                    -200                             (0.71)%           1.40%

The change in net interest income between 1998 and 1997 when rates decline 200 basis points is primarily the result of the current low interest rate environment. In the current year, many deposit rates were not able to be decreased by the full 200 basis points. The inability to reduce deposit rates would cause net interest income to decline during a falling interest rate environment despite the Corporation being liability-sensitive.

The model utilized to create the results presented above makes various estimates at each level of interest rate change regarding cash flows from principal repayments on loans and mortgage-backed securities and/or call activity on investment securities. Actual results could differ significantly from these estimates which would result in significant differences in the calculated projected change.

In order to reduce the exposure to interest rate fluctuations, the Corporation has developed strategies to manage its liquidity, shorten the effective maturities of certain interest-earning assets and increase the effective maturities of certain interest-bearing liabilities. The Bank has focused its residential lending on a combination of fixed and adjustable rate mortgages. Commercial loans, commercial mortgages and consumer lending focus on adjustable and short term loans. The Bank also attempts to maintain and/or increase its savings and transaction accounts, which are considered relatively insensitive to changes in interest rates.

The Corporation also measures sensitivity to changes in interest rates using interest rate sensitivity gap analysis which is the difference between the cash flow amounts of interest-sensitive assets and liabilities that will be refinanced (or repriced) during a given period. For example, if the asset amount to be repriced exceeds the corresponding liability amount for a certain day, month, year, or longer period, the institution is in an asset-sensitive gap position. In this situation, net interest income would increase if market interest rates rose or decrease if market interest rates fell. If, alternatively, more liabilities than assets will reprice, the institution is in a liability-sensitive position. Accordingly, net interest income would decline when rates rise and increase when rates fall. Also, these examples assume that interest-rate changes for assets and liabilities are of the same magnitude, whereas actual interest-rate changes generally differ in magnitude for assets and liabilities.

The following table sets forth the distribution of the repricing of the Corporation's earning assets and interest-bearing liabilities as of December 31, 1998, the interest rate sensitivity gap, (i.e., interest rate sensitive assets less interest rate sensitive liabilities), the cumulative interest rate sensitivity gap, the interest rate sensitivity gap ratio and the cumulative interest rate sensitivity gap ratio. The table also sets forth the time periods in which earning assets and interest-bearing liabilities will mature or may reprice in accordance with their contractual terms. However, the table does not necessarily indicate the impact of general interest rate movements on the net interest margin since the repricing of various categories of assets and liabilities is subject to competitive pressures and the needs of the Bank's customers. In addition, various assets and liabilities indicated as repricing within the same period may, in fact, reprice at different times within such period and at different rates.

Westbank Corporation and Subsidiaries

                                          Three    Over Three      Over One          Over
                                         Months     Months to       Year to          Five
(Dollars in Thousands)                  or Less        A Year    Five Years         Years        Total
--------------------------------------------------------------------------------------------------------
EARNING ASSETS
   Securities including
      mortgage-backed securities       $  3,174      $  1,549     $   6,380      $ 73,225      $ 84,328
   Interest bearing cash                    391           595           894                       1,880
   Loans                                 50,916        45,162        97,771       101,929       295,778
   Federal funds sold                     1,069                                                   1,069
--------------------------------------------------------------------------------------------------------
                                         55,550        47,306       105,045       175,154       383,055
INTEREST BEARING LIABILITIES
   Savings deposits                                     5,369        48,320                      53,689
   NOW Accounts                                         2,600        23,393                      25,993
   Money market accounts                 29,659                                                  29,659
   Negotiated rate certificates          13,299         8,439         3,373                      25,111
   Other time deposits                   39,198        78,436        38,786                     156,420
   Borrowed funds                        20,309           510         6,988                      27,807
--------------------------------------------------------------------------------------------------------
                                       $102,465      $ 95,354     $ 120,860                    $318,679
========================================================================================================
Interest Rate
   Sensitivity Gap                     $(46,915)     $(48,048)    $ (15,815)     $175,154      $ 64,376
Cumulative Interest Rate
   Sensitivity Gap                     $(46,915)     $(94,963)    $(110,778)     $ 64,376
Interest Rate
   Sensitivity Gap Ratio                 (12.24%)      (12.54%)       (4.15%)       45.68%        16.75%
Cumulative Interest Rate
   Sensitivity Gap Ratio                 (12.24%)      (24.79%)      (28.93%)       16.75%

The presentation of a run off and repricing of savings accounts and NOW accounts is based on the Corporation's historical experience with $5,369,000 and $2,600,000, respectively, included in the three-month to one-year category and the remainder placed in the one to five year category of the interest-bearing liabilities.

Westbank seeks to manage the mix of asset and liability maturities to control the effect of changes in the general level of interest rates on net interest income. In periods of rising interest rates, Westbank's negative interest rate sensitivity gap as to earning assets and interest-bearing liabilities maturing in less than one year may cause a diminution of Westbank's income; correspondingly, in periods of declining interest rates, a negative interest rate sensitivity gap may provide additional income. Except for its effect on the general level of interest rates, inflation does not have a material impact on Westbank's earnings due to the rate of variability and short-term maturities of its earning assets.

DISTRIBUTION OF ASSETS, LIABILITIES AND
STOCKHOLDERS' EQUITY - INTEREST RATES AND INTEREST DIFFERENTIAL

The following table presents the condensed average balance sheets for 1998, 1997 and 1996. The total dollar amount of interest income from earning assets and the resultant yields are calculated on a taxable equivalent basis. The interest paid on interest-bearing liabilities, expressed both in dollars and rates, is shown in the table:

Westbank Corporation and Subsidiaries

                                               1998                             1997                              1996
                                                         Average                          Average                           Average
                                              Interest    Yield/               Interest   Yield/                 Interest    Yield/
                                     Average   Income/     Rate     Average     Income/     Rate     Average      Income/      Rate
(Dollars in Thousands)               Balance   Expense     Paid     Balance     Expense     Paid     Balance      Expense      Paid
-----------------------------------------------------------------------------------------------------------------------------------
ASSETS
Securities:
   U.S. Treasury                    $  3,663 $    221     6.03%    $  6,978  $    430       6.16%    $   9,150   $    591     6.46%
   Federal agencies                   61,856    3,994     6.46       42,072     2,833       6.73        26,044      1,768     6.79
   Other securities                    4,969      304     6.12        3,835       240       6.26         4,158        279     6.71
-----------------------------------------------------------------------------------------------------------------------------------
Total securities                      70,488    4,519     6.41       52,885     3,503       6.62        39,352      2,638     6.70
-----------------------------------------------------------------------------------------------------------------------------------
Interest-bearing cash and
   temporary investments                 792       29     3.66        1,340        73       5.45         2,592        163     6.29
-----------------------------------------------------------------------------------------------------------------------------------
Loans: (a)
   Commercial                         41,129    3,810     9.26       38,058     3,640       9.56        35,558      3,351     9.42
   Real estate                       213,377   17,400     8.15      205,984    17,153       8.33       190,235     15,871     8.34
   Consumer                           30,123    2,435     8.08       26,024     2,100       8.07        20,573      1,789     8.70
-----------------------------------------------------------------------------------------------------------------------------------
   Total loans                       284,629   23,645     8.31      270,066    22,893       8.48       246,366     21,011     8.53
Federal funds sold                     7,761      438     5.64        4,800       255       5.31         4,845        247     5.10
-----------------------------------------------------------------------------------------------------------------------------------
Total earning assets                 363,670 $ 28,631     7.87%     329,091  $ 26,724       8.12%      293,155   $ 24,059     8.21%
-----------------------------------------------------------------------------------------------------------------------------------
Allowance for loan losses             (2,920)                        (2,840)                            (3,383)
Cash and due from banks               11,120                         10,888                             10,704
Other assets                          11,054                         11,422                             12,587
-----------------------------------------------------------------------------------------------------------------------------------
Total assets                                 $382,924                        $348,561                            $313,063
===================================================================================================================================
LIABILITIES AND STOCKHOLDERS'
   EQUITY
Interest-bearing deposits:
   Savings                          $ 50,588 $  1,382     2.73%    $ 47,020  $  1,160       2.47%    $  43,932   $    978     2.23%
   Money market                       31,663    1,195     3.77       17,132       572       3.34        14,172        373     2.63
   Negotiated rate certificates       22,977    1,118     4.87       18,528       922       4.98        16,621        829     4.99
   Other time deposits               181,085    8,967     4.95      184,165     9,146       4.97       162,154      8,083     4.98
-----------------------------------------------------------------------------------------------------------------------------------
   Total time deposits               286,313   12,662     4.42      266,845    11,800       4.42       236,879     10,263     4.33
Borrowed funds                        16,906      630     3.73        9,065       291       3.21         8,714        261     3.00
-----------------------------------------------------------------------------------------------------------------------------------
Total interest-bearing liabilities   303,219   13,292     4.38      275,910    12,091       4.38       245,593     10,524     4.29
Demand deposits                       48,797                         45,880                             43,976
Other liabilities                      1,679                          2,133                              1,717
Stockholders' equity                  29,229                         24,638                             21,777
-----------------------------------------------------------------------------------------------------------------------------------
Total liabilities and
   stockholders' equity             $382,924                       $348,561                          $ 313,063
===================================================================================================================================
Net interest income                          $ 15,339                        $ 14,633                            $ 13,535
Yield spread                                              3.49%                             3.74%                             3.92%
Net Yield on earning assets                               4.22%                             4.45%                             4.62%
===================================================================================================================================

(a) Average loan balances above include non-accrual loans. When a loan is placed in non-accrual status, interest income is recorded to the extent actually received in cash or is applied to reduce principal.

During 1998, the yield spread declined to 3.49% from 3.74% in 1997, down 25 basis points. The Corporation's net interest margin decreased during 1998 to 4.22% from 4.45% in 1997, a decrease of 23 basis points

During 1997, the yield spread declined to 3.74% from 3.92% in 1996, down 18 basis points. The Corporation's net interest margin decreased during 1997 to 4.45% from 4.62% in 1996, a decrease of 17 basis points. The section titled Rate/Volume Analysis further describes the change in yields.

Westbank Corporation and Subsidiaries

RATE/VOLUME ANALYSIS OF INTEREST MARGIN ON EARNING ASSETS

The following table sets forth, for each major category of interest-earning assets and interest-bearing liabilities, the dollar amounts of interest income (calculated on a taxable equivalent basis) and interest expense and changes therein for 1998 as compared with 1997 and 1997 compared with 1996.

                                              1998 Compared With 1997                          1997 Compared With 1996
-----------------------------------------------------------------------------------------------------------------------------------
                                                      Increase       Due to*                                      Increase  Due to*
(Dollars in Thousands)               1998      1997  (Decrease)  Volume   Rate        1997     1996   (Decrease)    Volume    Rate
-----------------------------------------------------------------------------------------------------------------------------------
Interest earned:
   Securities:
   U.S. Treasury                  $   221  $   430    $(209)    $ (200)  $  (9)    $   430   $   591    $ (161)   $ (140)  $ (21)
   Federal agencies                 3,994    2,833    1,161      1,281    (120)      2,833     1,768     1,065     1,058       7
   Other securities                   304      240       64         69      (5)        240       279       (39)      (18)    (21)
Interest-bearing cash                  29       73      (44)       (24)    (20)         73       163       (90)      (86)     (4)
Loans:
   Commercial                       3,810    3,640      170        286    (116)      3,640     3,351       289       239      50
   Real estate                     17,400   17,153      247        600    (353)     17,153    15,871     1,282     1,314     (32)
   Consumer                         2,435    2,100      335        332       3       2,100     1,789       311       446    (135)
Federal funds sold                    438      255      183        166      17         255       247         8        (2)     10
-----------------------------------------------------------------------------------------------------------------------------------
                                   28,631   26,724    1,907      2,510    (603)     26,724    24,059     2,665     2,811    (146)
-----------------------------------------------------------------------------------------------------------------------------------
Interest expense:
   Savings                          1,382    1,160      222         93     129       1,160       978       182        73     109
   Money market                     1,195      572      623        540      83         572       373       199        87     112
   Negotiated rate certificates     1,118      922      196        218     (22)        922       829        93        96      (3)
`  Other time deposits              8,967    9,146     (179)      (142)    (37)      9,146     8,083     1,063     1,109     (46)
   Borrowed funds                     630      291      339        285      54         291       261        30        11      19
-----------------------------------------------------------------------------------------------------------------------------------
                                   13,292   12,091    1,201        994     207      12,091    10,524     1,567     1,376     191
-----------------------------------------------------------------------------------------------------------------------------------
Net interest income               $15,339  $14,633    $ 706     $1,516   $(810)    $14,633   $13,535    $1,098    $1,435   $(337)
===================================================================================================================================

* The dollar amount of changes in interest income and interest expense attributable to changes in rate and volume has been allocated between rate and volume based on changes in rates times the prior year's volume and the changes in volume times the prior year's rate.

Net interest income for 1998 increased to $15,339,000, up 5% from $14,633,000 in 1997. An 11% increase in average earning assets and a 25 basis point decline in average rate of return resulted in an increase in volume of $2,510,000 and a decrease in rate of $603,000. An increase of 10% in average interest-bearing liabilities and a 1 basis point increase in average rate of interest paid contributed to an increase in volume of $994,000 and an increase in rate of $207,000.

Net interest income for 1997 increased to $14,633,000, up 8% from $13,535,000 in 1996. A 16% increase in average earning assets and a 9 basis point decline in average rate of return resulted in an increase in volume of $2,811,000 and a decrease in rate of $146,000. An increase of 12% in average interest-bearing liabilities and a 9 basis point increase in average rate of interest paid contributed to an increase in volume of $1,376,000 and an increase in rate of $191,000.

LIQUIDITY

Liquidity management requires close scrutiny of the mix and maturity of deposits and borrowings and short-term investments. Cash and due from banks, federal funds sold, investment securities and mortgage-backed securities, as compared to deposits, are used by Westbank to compute its liquidity on a daily basis as adjusted for regulatory purposes. In addition, Westbank is subject to Regulation D of the Federal Reserve Bank (FRB), which requires depository institutions to maintain reserve balances on deposit with the FRB based on certain average depositor balances. Westbank is in compliance with Regulation D. Management of Westbank believes that its current liquidity is sufficient to meet current and anticipated funding needs. Refer to Note 7 in the Notes To Consolidated Financial Statements for a discussion of the Corporation's external sources of liquidity.

Westbank Corporation and Subsidiaries

INVESTMENT PORTFOLIO
Refer to Note 2 in the Notes to Consolidated Financial Statements of this report which covers the maturity distribution and market values at December 31, 1998 of the securities portfolio. The following table shows the amortized cost (in thousands) of the Corporation's securities held to maturity at December 31:

                                      1998          1997          1996
----------------------------------------------------------------------
U. S. Government obligations       $   998       $ 4,246       $ 7,296
Federal agency obligations          26,890        32,927        13,827
Mortgage-backed securities           2,728         2,330         1,814
Other debt securities                                 99         2,440
----------------------------------------------------------------------
Amortized cost                     $30,616       $39,602       $25,377
======================================================================

The following table shows the fair value (in thousands) of the Corporation's securities available for sale at December 31:

                                           1998            1997            1996
--------------------------------------------------------------------------------
U. S. Government obligations           $    928        $  2,058        $  1,990
Federal agency obligations               26,667           3,486           2,465
Mortgage-backed securities               24,372          13,502           8,807
Equity securities                         1,745           1,664           1,125
--------------------------------------------------------------------------------
                                         53,712          20,710          14,387
Gross unrealized (gain) loss on
   securities available for sale           (352)           (104)            170
--------------------------------------------------------------------------------
Amortized cost                         $ 53,360        $ 20,606        $ 14,557
================================================================================

The following table shows weighted average yields and maturity distribution of debt securities at December 31, 1998:

                        Within 1 Year         1 to 5 Years          5 to 10 Years         After 10 Years            Total
                      Average Amortized     Average Amortized     Average Amortized     Average Amortized     Average Amortized
                        Yield      Cost       Yield      Cost       Yield      Cost       Yield      Cost       Yield      Cost
-------------------------------------------------------------------------------------------------------------------------------
U. S. Government
  obligations           5.61%  $ 1,428        6.25%  $   498                                                    5.78%  $ 1,926
Federal agency
  obligations           5.19     1,499        6.43     4,442        6.21%  $44,477        6.49%  $ 3,400        6.22%   53,818
Mortgage-backed
  securities            5.50        56        6.26     1,440        6.48     1,004        6.58    23,987        6.56    26,487
------------------------------------------------------------------------------------------------------------------------------
Total debt
Securities              5.40%  $ 2,983        6.37%  $ 6,380        6.22%  $45,481        6.57%  $27,387        6.32%  $82,231
==============================================================================================================================

The weighted average yield has been computed by dividing annualized interest income, including the accretion of discount and the amortization of premiums, by the book value of securities outstanding.

Westbank Corporation and Subsidiaries

LOAN PORTFOLIO
The following table sets forth the classification (in thousands) of the Corporation's loans by major category at December 31:

                                  1998         1997         1996         1995          1994
-------------------------------------------------------------------------------------------
Commercial                    $  41,760    $  41,661    $  36,153    $  36,080    $  35,156
-------------------------------------------------------------------------------------------
Real Estate:
   Construction                   5,998        5,302        6,662        8,526        8,900
   Residential (1-4 family)     168,744      152,896      153,781      132,530      113,327
   Commercial properties         60,348       55,127       45,506       51,059       61,311
-------------------------------------------------------------------------------------------
Total Real Estate               235,090      213,325      205,949      192,115      183,538
-------------------------------------------------------------------------------------------
Consumer                         19,277       16,648       15,943        9,701       10,240
-------------------------------------------------------------------------------------------
   Gross loans                  296,127      271,634      258,045      237,896      228,934
Deferred loan origination
   fees-net of costs               (349)        (323)        (398)        (445)        (339)
-------------------------------------------------------------------------------------------
Total Loans                     295,778      271,311      257,647      237,451      228,595
Allowance for loan
   losses                                     (2,665)      (3,057)      (2,699)      (3,924)
   (3,402)
-------------------------------------------------------------------------------------------
Net loans                     $ 293,113    $ 268,254    $ 254,948    $ 233,527    $ 225,193
===========================================================================================

The Corporation's loan portfolio is not concentrated within a single industry or a group of related industries; however, underlying collateral values are dependent upon market fluctuations in the Western Massachusetts and Northeastern Connecticut areas. The aggregate amount of loans to executive officers, directors and organizations with which they are associated amounted to $3,041,000 or 7.8% of stockholders' equity as of December 31, 1998, compared to $2,386,000 or 8.9% as of December 31, 1997.

The following table provides the maturity distribution and sensitivity to changes in interest rates of commercial loans and commercial real estate construction loans at December 31, 1998:

                                      12 Months   1 - 5      After
(Dollars in Thousands)                 or Less    Years     5 Years      Total
-------------------------------------------------------------------------------
Commercial                             $32,576    $ 7,457    $ 1,727    $41,760
Commercial real estate-construction      5,998                            5,998
-------------------------------------------------------------------------------
   Totals                              $38,574    $ 7,457    $ 1,727    $47,758
===============================================================================

Of the commercial loans which mature beyond one year, approximately $4,291,000 have fixed rates and the remaining $4,893,000 are floating rate loans.

In the normal course of business, various commitments and contingent liabilities are outstanding, such as guarantees, standby letters of credit, commitments to extend credit and various financial instruments with off-balance-sheet risk that are not reflected in the financial statements. The most significant of these are commitments to grant loans and commitments to advance funds under existing loan agreements which were $9,281,000 and $31,457,000, respectively, at December 31, 1998 and $10,257,000 and $29,533,000, respectively, in 1997. See further discussion in Note 13 to the Consolidated Financial Statements.

Westbank Corporation and Subsidiaries

LOAN LOSS EXPERIENCE

The provision for loan losses is an amount added to the allowance against which loan losses are charged. The provision for losses is dependent on actual net write-offs and an evaluation of the collectibility of the loan portfolio, taking into consideration such factors as the financial condition of individual borrowers, historical loss experience with respect to various portfolio segments, current and near-term economic conditions, and the size of the portfolio. Based on these reviews, the allowance for loan losses at December 31, 1998, is deemed to be adequate by management. In the determination of the allowance for loan losses, management obtains independent appraisals for a significant number of properties. Management has also retained an independent loan review consultant to provide advice on the adequacy of the loan loss allowance.

The following table sets forth the historical relationship among the average amount of loans outstanding, the allowance for loan losses, provision for loan losses charged to operating expenses, losses charged off, recoveries and selected ratios:

Year Ended December 31,
(Dollars in Thousands)                                  1998           1997            1996           1995           1994
--------------------------------------------------------------------------------------------------------------------------
Balance at beginning of year                        $   3,057      $   2,699       $   3,924      $   3,402      $   3,511
Provision charged to expense                               41            306             944          2,907          1,528
--------------------------------------------------------------------------------------------------------------------------
                                                        3,098          3,005           4,868          6,309          5,039
--------------------------------------------------------------------------------------------------------------------------
Charge-offs:
   Loans secured by real estate                           318            394           1,745          2,180          1,305
   Construction/land development                                                         190             12
   Commercial and
      industrial loans                                    153            250             510            246            487
   Consumer loans                                          47            116              94            122             96
--------------------------------------------------------------------------------------------------------------------------
                                                          518            760           2,539          2,560          1,888
--------------------------------------------------------------------------------------------------------------------------
Recoveries:
   Loans secured by real estate                            42            354             324             24             25
   Construction/land developing                                                           14             75
   Commercial and
      industrial loans                                     30            445              12             51            210
   Consumer loans                                          13             13              20             25             16
--------------------------------------------------------------------------------------------------------------------------
                                                           85            812             370            175            251
--------------------------------------------------------------------------------------------------------------------------
Net charge-offs (recoveries)                              433            (52)          2,169          2,385          1,637
--------------------------------------------------------------------------------------------------------------------------
Balance at end of year                              $   2,665      $   3,057       $   2,699      $   3,924      $   3,402

Average loans outstanding                           $ 284,629      $ 270,066       $ 246,366      $ 232,423      $ 214,846
==========================================================================================================================
Net charge-offs (recoveries) as a percentage
   of average loans                                      0.15%         (0.02)%          0.88%          1.03%          0.76%
Net charge-offs (recoveries) as a percentage of
   the allowance at January 1                           14.16          (1.93)          55.28          70.11          46.62
Allowance as a percentage of total
   loans at December 31                                  0.90           1.13            1.05           1.65           1.49
Allowance as a percentage of
   non-performing loans
   at December 31                                      259.24         166.87           85.41          55.42          51.70

Westbank Corporation and Subsidiaries

Allocation of the balance as of December 31 of the allowance for loan losses applicable to:

(Dollars in Thousands)            1998                1997                 1996                   1995                 1994
-----------------------------------------------------------------------------------------------------------------------------------
                                       % of                 % of                % of                    % of                 % of
                                      Total                Total                Total                  Total                 Total
                            Amount    Loans     Amount     Loans      Amount    Loans       Amount     Loans      Amount     Loans
-----------------------------------------------------------------------------------------------------------------------------------
Loans secured by
   real estate              $1,764    77.38%   $2,083      76.55%     $1,763     77.23%     $2,898     77.17%     $2,626     76.28%
Construction/land
   development                  70     2.03        83       1.97          94      2.58         156      3.58         127      3.89
Commercial and industrial
   loans                       628    14.10       697      15.35         685     14.01         776     15.17         522     15.36
Consumer loans                 203     6.49       194       6.13         157      6.18          94      4.08         127      4.47
-----------------------------------------------------------------------------------------------------------------------------------
                            $2,665      100%   $3,057        100%     $2,699       100%     $3,924       100%     $3,402       100%
===================================================================================================================================

The approach the Corporation uses in determining the adequacy of the allowance for loan losses is the combination of a target reserve and general reserve allocation. Quarterly, based on an internal review of the loan portfolio, the Corporation identifies required reserve allocations targeted to recognized problem loans that, in the opinion of management, have potential loss exposure or questions relative to the adequacy of the collateral on these same loans. In addition, the Corporation allocates a general reserve against the remainder of the loan portfolio. The decline in the allowance for loan losses from 1997 to 1998 is a result of the improved credit quality of the loan portfolio, in combination with the continued improvement in the local economy.

NON-PERFORMING ASSETS

LOANS

Loans on which interest and principal payments are 90 days or more past due are placed on a non-accrual basis (earlier, if deemed appropriate) and interest is reversed unless management determines that the collectibility of principal and interest is not reasonably considered in doubt. The following table sets forth information with regard to non-performing loans as of the end of each year indicated:

(Dollars in Thousands)                  1998          1997          1996          1995          1994
------------------------------------------------------------------------------------------------------
Loans on a non-accrual basis          $   797     $   1,648     $   2,878     $   6,578     $   5,378
------------------------------------------------------------------------------------------------------
Non-accrual loans as a percentage
   of total net loans outstanding        0.27%         0.61%         1.13%         2.82%         2.39%
Non-accrual loans as a percentage
   of total assets                       0.20%         0.46%         0.87%         2.20%         1.89%
Loans contractually past due 90
   days or more and still accruing    $   231     $     184     $     282     $     503     $   1,202

The gross amount of interest that would have been accrued at the original contract rate on loans on a non-accrual basis (in thousands) was $35,000, $79,000, $240,000, $331,000 and $408,000 for 1998, 1997, 1996, 1995 and 1994,
respectively. Interest income included in the results of operations relating to these loans was $20,000 in 1994. The decrease in non-accrual loans from 1997 is attributable to the continued resolution of non-performing loans throughout 1998. During the second quarter of 1998, the Corporation sold a pool of non-performing loans. The decrease in the allowance for loan losses is attributable to charging off previously-reserved amounts directly related to the sale of non-performing loans referred to above.

Westbank Corporation and Subsidiaries

The Bank evaluates each impaired loan to determine the appropriate income recognition practice. Generally, income is recorded only on a cash basis for impaired loans. Interest income recognized during 1998 and 1997 on impaired loans was not significant. At December 31, 1998 and 1997, the recorded investment in impaired loans was $1,419,000 and $1,809,000 respectively, for which no additional specific allowance for loan losses was recorded. For the twelve months ended December 31, 1998, the average recorded investment in impaired loans was $1,366,000 compared to $2,080,000 for 1997.

RESTRUCTURED LOANS

A restructured loan is one for which the Corporation has modified the contractual terms to provide a reduction in the rate of interest and, in most instances, an extension of payments of principal or interest or both because of a deterioration in the financial position of the borrower. Restructured loans modified prior to January 1, 1995, which are performing in accordance with their new terms are not included in non-accrual loans, unless concern exists as to the ultimate collection of principal or interest, and are not considered to be impaired. Those entered into after January 1, 1995, are considered to be impaired as described in Note 1 to the financial statements Restructured loans, which are classified as accruing loans, amounted to $773,000 in 1995 and $681,000 in 1994. Interest income reduction because of restructuring was not significant for 1995 and 1994.

OTHER REAL ESTATE OWNED

The following table sets forth information regarding other real estate owned at December 31:

(Dollars in Thousands)              1998         1997         1996           1995           1994
--------------------------------------------------------------------------------------------------
Other real estate owned - net     $   466      $   353      $   631      $   1,574      $   1,733
Other real estate owned as a
   percentage of total assets         .12%         .10%         .19%           .53%           .61%

DEPOSITS

The following table sets forth the average amounts of various classifications of deposits:

                                                                     1998                    1997                   1996
(Dollars in Thousands)                                         Amount     Rate         Amount    Rate         Amount     Rate
------------------------------------------------------------------------------------------------------------------------------
Savings                                                      $ 50,588     2.73%      $ 47,020     2.47%     $ 43,932     2.23%
Money market                                                   31,663     3.77         17,132     3.34        14,172     2.63
Negotiated rate certificates                                   22,977     4.87         18,528     4.98        16,621     4.99
Other time deposits                                           181,085     4.95        184,165     4.97       162,154     4.98
------------------------------------------------------------------------------------------------------------------------------
                                                              286,313     4.42%       266,845     4.42%      236,879     4.33%
Demand deposits                                                48,797                  45,880                 43,976
------------------------------------------------------------------------------------------------------------------------------
                                                             $335,110                $312,725               $280,855
==============================================================================================================================

Westbank Corporation and Subsidiaries

Certificates of deposits of $100,000 and over at December 31, 1998 had the following maturities:

                                                             3 Months        3 to 6       6 to 12     1 Year to
(Dollars in Thousands)                                         or Less       Months        Months       5 Years         Total

Totals                                                         $13,298       $4,349        $4,090        $3,374       $26,880
=============================================================================================================================

RETURN ON EQUITY AND ASSETS
The Corporation's return on average equity and assets for each of the years ended December 31, were as follows:

                                                            1998           1997          1996
----------------------------------------------------------------------------------------------
Return on average total assets                               .88%           .97%          .68%
Return on average stockholders' equity                     11.55          13.73          9.81
Average stockholders' equity to average total assets        7.57           7.07          6.96
Dividend payout ratio                                      44.54          30.76         36.78

BORROWINGS

The following table summarizes borrowings. Average interest rates during each year were computed by dividing total interest expense by the average amount borrowed:

(Dollars in Thousands)                            1998         1997         1996

Balance at year end                             $27,807      $11,884      $ 9,269
Average amount outstanding                       16,442        9,065        8,714
Maximum amount outstanding at any month-end      28,307       14,036       12,794
Average interest rate for the year                 3.83%        3.20%        2.99%
Average interest rate on
  year-end balance                                 3.85         3.15         3.03

STATEMENTS OF INCOME

In the following sections of Management's Discussion and Analysis of the Statements of Income, the comparative results of 1998, 1997 and 1996 will be covered in greater detail. As of December 31, 1998, the principal earning assets of the holding company consist of a commercial bank, Park West Bank and Trust Company, and a Connecticut state-chartered savings bank, Cargill Bank. Noteworthy are the effects of sources of income from earning assets and expense of interest-bearing liabilities. Presented below is a comparative summary of percentages of increases and decreases for the three years ended December 31, 1998. The significant changes are discussed in the analysis that follow the summary.

                                                                                     Percentage of
                                                                                  increase (decrease)
                                                                                 1998           1997
                                                                                 Over           Over
(Dollars in Thousands)             1998           1997           1996            1997           1996
------------------------------------------------------------------------------------------------------
Net interest income              $15,339        $14,633        $13,535            4.82%          8.11%
Provision for loan losses             41            306            944          (86.60)        (67.58)
Non-interest income                2,427          2,529          2,340           (4.03)          8.08
Non-interest expense              12,200         11,066         11,278           10.25          (1.88)
Income taxes                       2,148          2,406          1,516          (10.72)         58.71
------------------------------------------------------------------------------------------------------
Net Income                       $ 3,377        $ 3,384        $ 2,137           (0.21%)        58.35%
======================================================================================================

INTEREST INCOME

Westbank's earning assets include a diverse portfolio of interest-earning instruments ranging from Westbank's core business of loan extensions to interest-bearing securities issued by federal, state and municipal authorities. These earning assets are financed through a combination of interest-bearing and interest-free sources.

Total interest income for 1998 amounted to $28,631,000 as compared to $26,724,000 for 1997 and $24,059,000 for 1996. For 1998 this represents an increase of $1,907,000 or 7% over 1997, while interest income increased by $2,665,000 or 11% in 1997 versus 1996. The increase in 1998 is the result of an increase in average earning assets of $34,579,000 or 11%, offset by a decrease of 25 basis points in average earning interest rate. The increase in 1997 over 1996 is the result of an increase in average earning assets of $35,936,000 offset by a 9 basis point decrease in average earning interest rate.

Westbank Corporation and Subsidiaries

INTEREST EXPENSE

Interest expense for 1998 on deposits and borrowings amounted to $13,292,000 as compared to $12,091,000 in 1997 and $10,524,000 for 1996. Interest expense increased by $1,201,000 or 10% during 1998 compared to 1997 and 1997 interest expense increased by $1,567,000 or 15% versus 1996. The 1998 increase is the result of an increase in average interest-bearing liabilities of $27,309,000 and a 1 basis point increase in the average rate of interest paid compared to 1997. The increase in interest expense during 1997 versus 1996 is the result of an increase of average interest-bearing liabilities of $30,614,000 combined with a 9 basis point increase in average interest rate paid.

NET INTEREST INCOME

Net interest income, the most significant component of earnings, is the amount by which the interest generated by assets exceeds the interest expense on liabilities. Westbank's management analyzes its performance by utilizing the concepts of interest rate spread and net yield on earning assets. The interest rate spread represents the difference between the yield on earning assets and interest paid on interest-bearing liabilities. The net yield on earning assets is the difference between the rate of interest on earning assets and the effective rate paid on all funds, interest-bearing liabilities, as well as interest-free sources (primarily demand deposits and stockholders' equity).

The following table sets forth Westbank's net interest income:

(Dollars in Thousands)                                                   1998               1997            1996
----------------------------------------------------------------------------------------------------------------
Total interest income                                                 $28,631            $26,724         $24,059
Total interest expense                                                 13,292             12,091          10,524
----------------------------------------------------------------------------------------------------------------
Net interest income                                                   $15,339            $14,633         $13,535
================================================================================================================

The RATE/VOLUME ANALYSIS OF INTEREST MARGIN ON EARNING ASSETS section includes and sets forth each major category of interest-earning assets and interest-bearing liabilities which result in net interest income.

PROVISION FOR LOAN LOSSES

The 1998 provision for loan losses totaled $41,000 compared with $306,000 in 1997, a decrease of 87%. During 1997, the provision decreased by $638,000 versus 1996, representing a decrease of 68%. The decrease in the provision for loan losses during 1998 is directly attributable to the decrease in non-performing loans and the overall credit quality of the Bank's loan portfolio. A full discussion appears previously under the headings of LOAN LOSS EXPERIENCE and NON-PERFORMING ASSETS.

NON-INTEREST INCOME

Income from sources other than interest was $2,427,000 in 1998, a decrease of $102,000 from the prior year and an increase of $189,000 versus 1996. Non-interest income for 1998 reflects an increase in Trust Department earnings of $33,000, a decrease in service charges on deposit accounts and other non-interest income of $42,000 and decreases from the gain on sale of investments, other real estate and mortgages totaling $27,000 compared to 1997.

Westbank Corporation and Subsidiaries

NON-INTEREST EXPENSE

The components of other operating expenses at December 31 are as follows:

(Dollars in Thousands)                   1998           1997           1996
----------------------------------------------------------------------------
Salaries and benefits                  $ 5,797        $ 5,461        $ 5,091
Occupancy                                  855            780            792
Other non-interest expense               5,444          4,604          4,781
Other real estate
   owned expenses and provision            104            221            614
----------------------------------------------------------------------------
                                       $12,200        $11,066        $11,278
============================================================================

Overall non-interest expense increased during 1998 by $1,058,000 versus 1997 and by $1,099,000 compared to 1996. During 1998, salaries and benefits increased by $385,000, attributable to overall corporate growth and the staff requirements for the addition of two new branch offices during 1998. Occupancy remained level with 1997. Finally, other non-interest expense and depreciation and amortization expense increased in 1998 by $668,000, the result of the recognition of approximately $595,000 of merger expense related to the acquisition of Cargill Bancorp, Inc., combined with overall corporate growth during 1998.

INCOME TAXES

For the year ended December 31, 1998 Westbank Corporation recorded a tax expense of $2,148,000 compared to 1997, when the Corporation recorded a tax expense of $2,406,000. The lower tax expense for 1998 was the result of a lower tax rate during 1998.

NET INCOME

The net income for 1998 of $3,377,000, or $.82 per share basic and $.79 per share diluted, is based on a weighted average of 4,143,009 basic and 4,272,682 diluted shares outstanding, compared with a net income for 1997 of $3,384,000, or $.88 per share basic and $.85 per share diluted based on a weighted average of 3,845,698 basic and 4,003,015 diluted. Net income in 1996 was $2,137,000, or
$.59 per share basic and $.57 per share diluted and based on weighted average shares of 3,643,270 basic and 3,762,419 diluted.

NEW ACCOUNTING STANDARDS

The Corporation adopted two new accounting standards in 1998, Statement of Financial Accounting Standards ("SFAS") No. 130, Reporting Comprehensive Income, and No. 131, Disclosures about Segments of an Enterprise and Related Information. During 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and SFAS No. 134, Accounting for Mortgage-Backed Securities retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise. For further discussion, see the Summary of Significant Accounting Policies in the Notes to the Financial Statements.

YEAR 2000

The Corporation has taken steps to ensure that all of its computer systems (the "Systems") are ready to operate accurately on and beyond January 1, 2000. In the event that the Corporation's Systems are not Year 2000 compliant as of January 1, 2000, the Corporation would face significant operational difficulties. The Corporation fully understands the need to prevent disruption of computer and technical systems, and the Corporation is committed to providing its customers with high quality services without interruption.

While the Corporation has determined that many of the Systems are Year 2000 compliant, the Corporation has prepared an action plan (the "Year 2000 Project") to ensure the continued integrity of its Systems. The Year 2000 Project includes five phases: (1) the awareness phase; (2) the assessment phase; (3) the renovation phase; (4) the validation phase; and (5) the implementation phase. The Corporation is currently in the implementation phase.

Westbank Corporation and Subsidiaries

YEAR 2000

The Corporation relies on outside providers for the core banking software and data processing portions of the Systems. The Year 2000 Project applies to such vendors.

The Year 2000 Project also includes a contingency plan to be implemented in the event that the Year 2000 Project reveals that any of the Systems are not Year 2000 compliant. In addition, in the event that despite the Year 2000 Project the Corporation experiences disruption due to Year 2000 problems, the Corporation is developing a business resumption plan which should be complete by June 30, 1999. As of December 31, 1998, the Corporation has incurred approximately $141,000 in Year 2000-related expenses and has estimated that capital expenditures related to the Year 2000 issue will total approximately $510,000.

The Corporation has designed the Year 2000 Project based upon guidance from the Federal Financial Institutions Examining Council. In addition, the FDIC monitors the Corporation's preparation for the Year 2000 on a periodic basis.

The information set forth above is designed to be a "Year 2000 Readiness Disclosure," as that term is defined in the Year 2000 Information Readiness and Disclosure Act. This information is forward-looking information, and, as such, it is subject to risks and uncertainties that would cause actual results to differ materially from the projected results discussed in this report.

CONSOLIDATED BALANCE SHEETS
Westbank Corporation and Subsidiaries

December 31,
(Dollars in Thousands, except share amounts)                                                          1998              1997
-----------------------------------------------------------------------------------------------------------------------------
ASSETS
Cash and due from banks:
   Non-interest bearing                                                                           $  11,291         $  10,783
   Interest bearing                                                                                   1,880             2,065
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                     13,171            12,848
Federal funds sold                                                                                    1,069             3,678
   Total cash and cash equivalents                                                                   14,240            16,526
-----------------------------------------------------------------------------------------------------------------------------
Securities (Note 2):
   Investment securities available for sale                                                          53,712            20,710
   Investment securities held to maturity
      (fair value of $30,817 in 1998 and $39,771 in 1997)                                            30,616            39,602
-----------------------------------------------------------------------------------------------------------------------------
   Total securities                                                                                  84,328            60,312
-----------------------------------------------------------------------------------------------------------------------------
Loans, net of allowance for loan losses
   of $2,665 in 1998 and $3,057 in 1997 (Note 3)                                                    290,767           263,808
Mortgage loans held for sale (Note 3)                                                                 2,346             4,446
-----------------------------------------------------------------------------------------------------------------------------
Total loans                                                                                         293,113           268,254
-----------------------------------------------------------------------------------------------------------------------------
Property and equipment (Note 4)                                                                       6,851             5,901
Other real estate owned, net of allowance for losses
   $200 in 1997 (Note 5)                                                                                466               353
Accrued interest receivable                                                                           2,457             2,240
Other assets                                                                                          1,168             1,981
-----------------------------------------------------------------------------------------------------------------------------
         Total assets                                                                             $ 402,623         $ 355,567
=============================================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits (Note 6):
   Non-interest bearing                                                                           $  51,395         $  50,443
   Interest bearing                                                                                 290,872           264,236
-----------------------------------------------------------------------------------------------------------------------------
   Total deposits                                                                                   342,267           314,679
Borrowed funds (Note 7)                                                                              27,807            11,884
Interest payable on deposits                                                                            429               385
Other liabilities                                                                                     1,630             1,701
-----------------------------------------------------------------------------------------------------------------------------
   Total liabilities                                                                                372,133           328,649
-----------------------------------------------------------------------------------------------------------------------------
Commitments and contingent liabilities (Notes 12 and 13)
Stockholders' equity (Notes 10, 11 and 15):
   Preferred stock, par value $5 per share, authorized
      100,000 shares; none issued
   Common stock, par value $2 per share,
      authorized 9,000,000 shares; issued and outstanding
      4,198,838 shares in 1998 and 3,932,535 shares in 1997                                           8,397             7,865
   Additional paid-in capital                                                                        11,076             9,711
   Retained earnings                                                                                 10,803             9,282
   Accumulated other comprehensive income                                                               214                60
-----------------------------------------------------------------------------------------------------------------------------
Total stockholders' equity                                                                           30,490            26,918
-----------------------------------------------------------------------------------------------------------------------------
         Total liabilities and stockholders' equity                                               $ 402,623         $ 355,567
=============================================================================================================================

CONSOLIDATED STATEMENTS OF INCOME
Westbank Corporation and Subsidiaries

Years ended December 31,
(Dollars in Thousands, except share amounts)                                          1998             1997              1996
-----------------------------------------------------------------------------------------------------------------------------
Interest and dividend income:
   Interest and fees on loans                                                      $23,645          $22,893           $21,011
   Interest and dividend income from securities                                      4,614            3,569             2,773
   Interest from interest bearing cash
      and federal funds sold                                                           372              262               275
-----------------------------------------------------------------------------------------------------------------------------
      Total interest and dividend income                                            28,631           26,724            24,059
-----------------------------------------------------------------------------------------------------------------------------
Interest expense:
   Interest on deposits                                                             12,662           11,800            10,263
   Interest on borrowed funds                                                          630              291               261
-----------------------------------------------------------------------------------------------------------------------------
      Total interest expense                                                        13,292           12,091            10,524
-----------------------------------------------------------------------------------------------------------------------------
Net interest income                                                                 15,339           14,633            13,535
Provision for loan losses (Note 3)                                                      41              306               944
-----------------------------------------------------------------------------------------------------------------------------
Net interest income after provision for
   loan losses                                                                      15,298           14,327            12,591
-----------------------------------------------------------------------------------------------------------------------------
Non-interest income:
   Trust department income                                                             498              465               425
   Service charges on deposits                                                         766              808               867
   Loan servicing                                                                      470              494               505
   Gain on sale of securities available for sale                                       141              259               112
   Gain on sale of other real estate owned (Note 5)                                     43               67                 3
   Gain on sale of mortgages                                                           120                5                 9
   Other non-interest income                                                           389              431               419
-----------------------------------------------------------------------------------------------------------------------------
      Total non-interest income                                                      2,427            2,529             2,340
-----------------------------------------------------------------------------------------------------------------------------
Non-interest expense:
   Compensation and benefits (Note 9)                                                5,797            5,461             5,091
   Depreciation and amortization                                                       851              772               743
   Data processing                                                                     808              751               652
   Occupancy expense                                                                   802              794               802
   Other real estate owned expenses (Note 5)                                           104              221               614
   Other non-interest expense (Note 14)                                              3,838            3,067             3,376
-----------------------------------------------------------------------------------------------------------------------------
      Total non-interest expense                                                    12,200           11,066            11,278
-----------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                                           5,525            5,790             3,653
Income taxes (Note 8)                                                                2,148            2,406             1,516
-----------------------------------------------------------------------------------------------------------------------------
      Net income                                                                   $ 3,377          $ 3,384           $ 2,137
=============================================================================================================================
Earnings per share (Note 11):
                  - Basic                                                          $   .82          $   .88           $   .59
                  - Diluted                                                            .79              .85               .57
=============================================================================================================================
Weighted average shares outstanding (Note 11):
                  - Basic                                                        4,143,009        3,845,698         3,643,270
                  - Diluted                                                      4,272,682        4,003,015         3,762,419
=============================================================================================================================

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Westbank Corporation and Subsidiaries

Years ended December 31,
(Dollars in Thousands)                                                                      1998          1997            1996
-------------------------------------------------------------------------------------------------------------------------------
Net Income                                                                                $3,377        $3,384          $2,137
-------------------------------------------------------------------------------------------------------------------------------
Unrealized gain (loss) on securities available for sale, net of income taxes
  (benefit) of $150 in 1998, $271 in 1997, and ($71) in 1996.                                249           327             (99)

  Less:  reclassification adjustment for gains
    included in net income, net of income taxes of
    $49 in 1998, $76 in 1997, and $46 in 1996.                                                92           168              66
-------------------------------------------------------------------------------------------------------------------------------
Other Comprehensive Income (Loss)                                                            157           159            (165)
-------------------------------------------------------------------------------------------------------------------------------
Comprehensive Income                                                                      $3,534        $3,543          $1,972
===============================================================================================================================

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Westbank Corporation and Subsidiaries

                                                                                                       Accumulated
                                                         Common Stock  Additional                          Other
                                                              Par       paid-in      Retained        Comprehensive
(Dollars in Thousands, except share amounts)    Shares      Value       capital      earnings        Income/(Loss)      Total
------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995                   3,530,981     $7,062       $ 7,816       $ 5,842                  $66    $20,786
Net income                                                                              2,137                           2,137
Cash dividends declared
   ($.24 per share)                                                                      (784)                           (784)
Stock dividend
   (1% on Cargill Bancorp shares)               15,248         30            78          (108)
Shares issued:
   Stock option plan                            30,584         61            25                                            86
   Dividend reinvestment
      and stock purchase plan                   94,615        190           467                                           657
Change in unrealized gain (loss)
   on securities available for sale                                                                           (165)      (165)
------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                   3,671,428      7,343         8,386         7,087                  (99)    22,717
Net income                                                                              3,384                           3,384
Cash dividends declared
   ($.30 per share)                                                                    (1,040)                         (1,040)
Stock dividend
   (1% on Cargill Bancorp shares)               16,076         32           117          (149)
Shares issued:
   Stock option plan                            98,612        197           116                                           313
   Dividend reinvestment
      and stock purchase plan                  146,419        293         1,092                                         1,385
Changes in unrealized gain (loss) on
   securities available for sale                                                                               159        159
------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997                   3,932,535      7,865         9,711         9,282                   60     26,918
Net income                                                                              3,377                           3,377
Cash dividends declared
   ($.40 per share)                                                                    (1,503)                         (1,503)
Stock dividend
   (1% on Cargill Bancorp shares)               17,389         35            93          (129)                             (1)
Shares issued:
   Stock option plan                           199,799        399           742                                         1,141
   Dividend reinvestment
      and stock purchase plan                   49,115         98           530                                           628
Cargill interim loss for the quarter
   ended December 31, 1998 (Note 1)                                                      (224)                           (224)

Changes in unrealized gain (loss) on
   securities available for sale                                                                               154        154
------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998                   4,198,838     $8,397       $11,076       $10,803                 $214    $30,490
==============================================================================================================================

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Westbank Corporation and Subsidiaries

Years ended December 31,
(Dollars in Thousands)                                                                1998             1997              1996
------------------------------------------------------------------------------------------------------------------------------
Operating activities:
   Net income                                                                     $  3,377         $  3,384          $  2,137
   Adjustments to reconcile net income to
      net cash provided (used) by operating activities:
         Cargill interim loss for period ended December 31, 1998                      (224)
         Provision for loan losses                                                      41              306               944
         Provision for other real estate owned                                          22              109               501
         Depreciation and amortization                                                 851              772               743
         Realized gain on sale of securities                                          (141)            (259)             (112)
         Realized gain on sale of other real estate owned                              (43)             (67)               (3)
         Realized gain on miscellaneous assets                                                                            (83)
         Realized gain on sale of mortgages                                           (120)              (5)               (9)
         Deferred income taxes                                                        (107)             164               368
      Change in:
         (Increase)/Decrease in loans held for sale                                  2,100           (8,099)            1,313
         (Increase)/Decrease in accrued interest receivable                           (217)            (314)               13
         Other assets                                                                  814               90               431
         Interest payable on  deposits                                                  44               51                19
         Increase/(Decrease)Other liabilities                                           36              147               272
------------------------------------------------------------------------------------------------------------------------------
            Net cash provided (used) by operating activities                         6,433           (3,721)            6,534
==============================================================================================================================
Investing activities:
   Securities:
      Held to maturity:
         Purchases                                                                 (21,473)         (28,920)          (14,373)
         Proceeds from maturities                                                   30,459           15,557            10,467
      Available for sale:
         Purchases                                                                 (41,210)          (8,748)           (3,013)
         Proceeds from sales                                                         8,607           10,019             2,857
         Proceeds from maturities                                                    5,164            2,484             6,858
   Proceeds on sale of miscellaneous assets                                                                               296
   Purchases of premises and equipment                                              (1,801)            (835)           (1,099)
   Net increase in loans                                                           (32,987)         (15,210)          (29,076)
   Proceeds from sale of other real estate owned                                       618              791             1,182
------------------------------------------------------------------------------------------------------------------------------
            Net cash used in investing activities                                  (52,623)         (24,862)          (25,901)
==============================================================================================================================
Financing activities:
   Net increase in deposits                                                         27,588           16,660            28,493
   Net increase in short-term borrowings                                             8,923            2,615             1,592
   Increase in long-term borrowings                                                  7,000
   Proceeds from exercise of stock options
      and stock purchase plan                                                        1,897            1,699               743
   Dividends paid                                                                   (1,504)          (1,041)             (785)
------------------------------------------------------------------------------------------------------------------------------
            Net cash used by financing activities                                   43,904           19,933            30,043
------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                                    (2,286)          (8,650)           10,676
Cash and cash equivalents at beginning of year                                      16,526           25,176            14,500
------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                           $14,240          $16,526           $25,176
==============================================================================================================================
Cash paid during the year:
   Interest on deposits and other borrowings                                       $13,075          $11,754           $10,506
   Income taxes                                                                      2,103            1,990             1,287
Supplemental disclosure of cash flow information:
   Securitization of loans into mortgage-backed securities                           5,067            9,314             3,639
   Transfers of loans to other real estate owned                                       701              806             1,280
   Transfer of miscellaneous asset from other real estate owned
      to premises and equipment                                                                                           291
   Loans to facilitate the sale of other real estate owned                             618              120               667

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Westbank Corporation and Subsidiaries

YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

1 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of Westbank Corporation (the "Corporation") and its subsidiaries are in conformity with generally accepted accounting principles and general practices within the banking industry. The following is a description of the more significant policies.

NATURE OF BUSINESS

As of December 31, 1998, the Corporation operates two banking subsidiaries (the "Banks"), Park West Bank and Trust Company ("Park West") with thirteen banking offices and a trust department located in Hampden County, Massachusetts, and Cargill Bank ("Cargill") with three offices in Windham County, Connecticut. A full range of retail banking services are furnished to individuals, businesses and non-profit organizations. The Corporation's primary source of revenue is derived from providing loans to customers, predominately located in Western Massachusetts and Northeast Connecticut.

MERGER

Effective January 29, 1999, Cargill Bancorp, Inc., and its subsidiary ("Cargill") were merged with and into Westbank Corporation ("Westbank"), pursuant to a plan of merger dated July 15, 1998. Each share of Cargill common stock was converted into 1.3655 shares of the Corporation's common stock. A total of 400,164 Westbank common shares were issued for the outstanding common stock of Cargill.

The transaction was accounted for using the pooling-of-interests method and, accordingly, all historical financial data has been restated to include both entities for all periods presented. Directs costs of mergers accounted for by the pooling-of-interests method are expensed as incurred. Merger-related costs expensed in 1998 aggregated $595,000. These merger expenses included legal, accounting, regulatory and severance costs, as well as integration costs such as conversions, abandonments and relocations, etc. The restatement of the historical financial data is based on Westbank's fiscal year end December 31 and Cargill's fiscal year end September 30. The Cargill loss of $224,000 for the quarter ended December 31, 1998, has been included directly in stockholders' equity in order to conform Cargill's reporting periods to the Corporation's as of December 31, 1998. For the quarter ended December 31, 1998, Cargill had net interest income of $456,000 and a net loss of $224,000. Included in operating expenses were $346,000 of merger and related costs that were primarily the cause of their loss.

The following table presents summary results of operations for the companies for the immediate years prior to the merger:

 (Dollar amounts in thousands)

                                                                Westbank          Cargill         Combined
                                                                --------          -------         --------

1998:    Net interest income                                    $13,442           $1,897           $15,339
         Net income                                               3,256              121             3,377

1997:    Net interest income                                    $12,784           $1,849           $14,633
         Net income                                               3,231              153             3,384

1996:    Net interest income                                    $11,842           $1,693           $13,535
         Net income (loss)                                        2,248             (111)            2,137

BASIS OF PRESENTATION

The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiaries, Park West Bank and Trust Company, its subsidiaries, Lorac Leasing Corp., Park West Securities Corporation and PWB&T Inc., and Cargill Bank. All material intercompany balances and transactions have been eliminated upon consolidation. Certain amounts in the 1997 and 1996 financial statements have been reclassified to conform to the 1998 presentation.

The Corporation operates two community banks offering different products and services. Since the Corporation derives a significant portion of its revenue and expense from the Banks, no meaningful allocation of its resources is possible.

Westbank Corporation and Subsidiaries

USE OF ESTIMATES

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and affect the reported amounts of income and expenses for each year. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for loan losses and other real estate owned, management obtains independent appraisals for significant properties. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Corporation's allowances for losses on loans and other real estate owned. Such agencies may require the Corporation to recognize additions to the allowances based on their judgments about information available to them at the time of their examination.

NEW ACCOUNTING STANDARDS

As of January 1, 1998, the Corporation adopted a Statement of Financial Accounting Standards ("SFAS") No. 130, Reporting Comprehensive Income, which establishes standards for reporting and displaying of comprehensive income and SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, which establishes standards for the way public companies report information about operating segments in both interim and annual financial statements and related disclosures. Adoption of these statements did not impact the Corporation's consolidated balance sheets, statements of income or cash flows and was limited to the form and content of its disclosures. Both statements were effective for fiscal years beginning after December 31, 1997, and required restatement of all prior periods presented to conform to the provisions of these statements.

In June 1998, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement established accounting and reporting standards for derivative instruments including derivative activities. This statement will be effective for the Corporation's fiscal 2001 financial statements.

In October 1998, the FASB issued SFAS No. 134, Accounting for Mortgage-Backed Securities Retained After the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise. This statement further amends SFAS No. 65 to require that, after the securitization of mortgage loans held for sale, an entity engaged in mortgage banking activities classify the resulting mortgage-backed securities or other retained interests based on its ability and intent to sell or hold these investments. This statement will be effective for the Corporation's 1999 financial statements. Management is currently evaluating the future impact of these standards.

CASH AND CASH EQUIVALENTS

The Corporation defines cash and due from banks and federal funds sold to be cash and cash equivalents. The Bank is required to maintain average reserve balances with the Federal Reserve Bank. These balances can be in the form of either vault cash or funds left on deposit with the Federal Reserve Bank. The average amount of these balances was $3,049,000 for 1998.

SECURITIES

Securities that management has the positive intent and ability to hold until maturity are stated at cost, adjusted for amortization of premiums and accretion of discounts. Those securities which have been identified as assets for which there is not a positive intent to hold to maturity, including all marketable equity securities, are classified as available for sale with unrealized gains (losses), net of income taxes, reported as a separate component of stockholders' equity. The Corporation determines if securities will be classified as held to maturity or available for sale at the time of purchase. In addition, any mortgage-backed securities created out of the Corporation's own inventory of residential real estate loans are also considered available for sale. Gains and losses on sales of securities are recognized in other income at the time of sale on a specific identification basis. Securities which have experienced an other than temporary decline in value are written down to estimated fair value, establishing a new cost basis with the amount of the write-down expensed as a realized loss. The Corporation does not engage in trading activities.

Mortgage-backed securities held to maturity are stated at cost, adjusted for amortization of premiums and accretion of discounts determined by a method that approximates the level-yield method. Management has the positive ability and the intent to hold these assets until maturity.

Westbank Corporation and Subsidiaries

LOANS

Loans have been reduced by deferred loan fees and the allowance for loan losses.

Interest on commercial and real estate loans is accrued on the principal amount of loans outstanding. Interest on installment and other loans is calculated by using the simple interest method on daily balances of the principal amount outstanding. Loan origination fees, net of certain direct loan origination costs, are deferred and recognized as income over the life of the related loan as an adjustment to the loan's yield.

Non-accrual loans are loans on which the accrual of interest ceases when the collection of principal or interest payments is determined to be doubtful by management. It is the general policy of the Corporation to discontinue the accrual of interest when principal or interest payments are delinquent 90 days, unless the loan principal and interest are determined by management to be fully collectible. Any unpaid amounts previously accrued on these loans are reversed from income. Interest received on a loan in non-accrual status is applied to reduce principal or, if management determines that the principal is collectible, applied to interest on a cash basis. A loan is returned to accrual status after the borrower has brought the loan current and has demonstrated compliance with the loan terms for a sufficient period, and management's doubts concerning collectibility have been removed.

The Corporation measures impairment of commercial loans by using the present value of expected future cash flows discounted at the loan's effective interest rate. Commercial real estate loans are generally measured based on the fair value of the underlying collateral. Smaller balance homogenous loans, including residential real estate and consumer loans, are collectively evaluated for impairment based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral-dependent. The Corporation evaluates each impaired loan to determine the appropriate income recognition practice. Generally, income is recorded only on a cash basis for impaired loans.

The adequacy of the allowance for loan losses is evaluated regularly by management. Factors considered in evaluating the adequacy of the allowance include the size of the portfolio, previous loss experience, current economic conditions and their effect on borrowers, the financial condition of individual borrowers and the related performance of individual loans in relation to contract terms. The provision for loan losses charged to operating expense is based upon management's judgment of the amount necessary to maintain the allowance at a level adequate to absorb losses. Loan losses are charged against the allowance for loan losses when management believes the collectibility of the principal is unlikely.

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or fair value in the aggregate. Net unrealized losses are recognized through a valuation allowance charged to income.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method. Amortization of leasehold improvements is charged over the terms of the respective leases, including option periods or the estimated useful lives of the improvements, whichever is shorter. Gains and losses are recognized upon disposal of assets. The cost of maintenance and repairs is charged to income as incurred, whereas significant renewals are capitalized.

OTHER REAL ESTATE OWNED

Other real estate owned ("OREO") includes properties the Corporation has acquired through foreclosure. OREO is recorded at the lower of cost or fair value at the date of acquisition, less estimated selling costs. At the time of foreclosure, the excess, if any, of the loan amount over the fair value of the asset acquired is charged off against the allowance for loan losses. Operating expenses to administer OREO properties are charged directly to operating expenses. Valuation allowances are established subsequent to acquisition, as necessary, based upon management's continuing assessment of the fair values of the properties. Loans granted in conjunction with sales of OREO are required to comply with the Corporation's standard underwriting criteria, including receipt of an adequate down payment.

Westbank Corporation and Subsidiaries

LOAN SALES AND SERVICING RIGHTS

The Corporation sells loans in the secondary market and retains the related servicing rights. Mortgage servicing rights are recognized as an asset when loans are sold with servicing retained, by allocating the cost of an originated mortgage loan between the loan and the servicing right based on estimated relative fair values. The cost allocated to the servicing right is capitalized as a separate asset and amortized in proportion to, and over the period of, estimated net servicing income.

Capitalized mortgage servicing rights are evaluated for impairment by comparing the asset's unamortized cost to its current estimated fair value. Fair values are estimated using a discounted cash flow approach, which considers future servicing income and costs, current market interest rates, and anticipated prepayment and default rates. In making impairment evaluations, mortgage servicing rights are stratified based on one or more of the predominant risk characteristics of the underlying loans. The Corporation has stratified its servicing portfolio for this purpose between fixed and adjustable rate loans. Impairment losses, if any, are recognized through a valuation allowance for each impaired stratum. Adjustments to the valuation allowance are charged or credited to income.

INCOME TAXES

The asset and liability method of accounting for income taxes is utilized. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. To the extent that current available evidence about the future raises doubt about the realization of a deferred tax asset, a valuation allowance will be established. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

PENSION PLAN

The Corporation has a trusteed defined contribution pension plan covering substantially all employees. The Corporation's policy is to fund accrued pension cost.

STOCK OPTIONS

The Corporation measures compensation cost of stock options on the intrinsic value of the common stock options granted. Intrinsic value is the excess of the market value of the common stock over the exercise price at the date of grant. Because stock options are granted with fixed terms and with an exercise price equal to the market price of the common stock at the date of grant, there is no measured compensation cost of stock options. The pro forma disclosures for net income and earnings per share as if a fair value-based method of accounting had been applied are contained in these Notes to the Consolidated Financial Statements.

TRUST DEPARTMENT

Assets held by the Corporation for customers in a fiduciary or agency capacity are not included in the consolidated financial statements, as such items are not assets of the Corporation. Such assets totaled approximately $119,797,000 and $117,234,000 at December 31, 1998 and 1997, respectively. Trust income is recognized on a cash basis. The amounts recognized under this method are not materially different from amounts that would be recognized on the accrual basis.

EARNINGS PER SHARE

Basic earnings per share is the result of dividing earnings available to common stockholders by the weighted average number of common shares outstanding during the year. Diluted earnings per share gives effect to all potentially dilutive common shares that were outstanding during the year.

Westbank Corporation and Subsidiaries

2 - SECURITIES

Investment securities held to maturity at December 31 are as follows:

                                                                                             1998
                                                                              Gross         Gross                          Net
                                                            Amortized    unrealized    unrealized          Fair     unrealized
(Dollars in Thousands)                                           cost         gains        losses         value           gain
------------------------------------------------------------------------------------------------------------------------------
U.S. Government obligations                                  $    998         $  28                    $  1,026         $   28
Federal agency obligations                                     26,890           145                      27,035            145
Mortgage-backed securities                                      2,728            30          $  2         2,756             28
------------------------------------------------------------------------------------------------------------------------------
                                                              $30,616          $203          $  2      $ 30,817         $  201
==============================================================================================================================

                                                                                             1997
                                                                              Gross         Gross                         Net
                                                            Amortized    unrealized    unrealized          Fair    unrealized
(Dollars in Thousands)                                           cost         gains        losses         value          gain
------------------------------------------------------------------------------------------------------------------------------
U.S. Government obligations                                   $ 4,246         $  35          $  1      $  4,280         $  34
Federal agency obligations                                     32,927           121            20        33,028           101
Mortgage-backed securities                                      2,330            43             9         2,364            34
Certificates of deposit                                            99                                        99
-----------------------------------------------------------------------------------------------------------------------------
                                                              $39,602         $ 199          $ 30      $ 39,771         $ 169
=============================================================================================================================

During 1998 and 1997 there were no sales of investment securities classified as held to maturity. Investment securities available for sale at December 31 are as follows:

                                                                                             1998
                                                                              Gross         Gross                         Net
                                                            Amortized    unrealized    unrealized          Fair    unrealized
(Dollars in Thousands)                                           cost         gains        losses         value   gain/(loss)
------------------------------------------------------------------------------------------------------------------------------
U.S. Government obligations                                   $   928                                  $    928
Federal agency obligations                                     26,629          $124          $ 86        26,667         $  38
Equity securities                                               1,716            29                       1,745            29
Mortgage-backed securities                                     24,087           299            14        24,372           285
-----------------------------------------------------------------------------------------------------------------------------
                                                              $53,360          $452          $100      $ 53,712         $ 352
=============================================================================================================================

                                                                                             1997
                                                                              Gross         Gross                         Net
                                                            Amortized    unrealized    unrealized          Fair    unrealized
(Dollars in Thousands)                                           cost         gains        losses         value    gain/(loss)
------------------------------------------------------------------------------------------------------------------------------
U.S. Government obligations                                   $ 2,058                                  $  2,058
Federal agency obligations                                      3,500         $   3         $  17         3,486          $(14)
Equity securities                                               1,642            22                       1,664            22
Mortgage-backed securities                                     13,406            97             1        13,502            96
------------------------------------------------------------------------------------------------------------------------------
                                                              $20,606          $122           $18       $20,710          $104
==============================================================================================================================

During 1998 and 1997, the Corporation recognized gross gains on securities available for sale totaling $141,000 and $259,000, respectively.

The contractual maturities of held-to-maturity and available-for-sale securities, other than equity securities, as of December 31, 1998, are summarized in the following tables. Actual maturities may differ from contractual maturities because certain issuers have the right to call or prepay obligations.

For the purposes of the maturity table, mortgage-backed securities, which are not due at a single maturity date, have been allocated over maturity groupings based on the contractual maturities of underlying collateral. The mortgage-backed securities may mature earlier than their contractual maturities because of principal repayments.

Westbank Corporation and Subsidiaries

                                                                                                  Amortized              Fair
(Dollars in Thousands)                                                                                 cost             value
-----------------------------------------------------------------------------------------------------------------------------
Held to Maturity:
   Within 1 year                                                                                   $    499          $    505
   Over 1 year to 5 years                                                                             5,821             5,901
   Over 5 years to 10 years                                                                          23,346            23,458
   Over 10 years                                                                                        950               953
-----------------------------------------------------------------------------------------------------------------------------
   Total bond and debt obligations                                                                  $30,616          $ 30,817
=============================================================================================================================

                                                                                                  Amortized              Fair
(Dollars in Thousands)                                                                                 cost             value
-----------------------------------------------------------------------------------------------------------------------------
Available for Sale:
   Within 1 year                                                                                    $ 2,484          $  2,479
   Over 1 year to 5 years                                                                               558               565
   Over 5 years to 10 years                                                                          22,475            22,226
   Over 10 years                                                                                     26,454            26,696
-----------------------------------------------------------------------------------------------------------------------------
   Total bond and debt obligations                                                                  $51,971          $ 51,966
=============================================================================================================================

At December 31, 1998 securities with a book value and fair value of $17,998,000 and $18,092,000, respectively, were pledged to secure public deposits, repurchase agreements and for other purposes as required by law.

3 - LOANS AND ALLOWANCE FOR LOAN LOSSES

Loans consisted of the following at December 31:

(Dollars in Thousands)                                                                               1998              1997
----------------------------------------------------------------------------------------------------------------------------
Commercial                                                                                       $   41,760       $   41,661
Real estate construction                                                                              5,998            5,302
Real estate                                                                                         229,092          208,023
Consumer                                                                                             19,277           16,648
----------------------------------------------------------------------------------------------------------------------------
                                                                                                    296,127          271,634
Allowance for loan losses                                                                            (2,665)          (3,057)
Deferred loan origination fees                                                                         (349)            (323)
----------------------------------------------------------------------------------------------------------------------------
                                                                                                   $293,113         $268,254
=============================================================================================================================

Changes in the allowance for loan losses are summarized as follows:

(Dollars in Thousands)                                                                1998             1997              1996
-----------------------------------------------------------------------------------------------------------------------------
Balance, beginning of year                                                         $ 3,057           $2,699            $3,924
Provision for loan losses                                                               41              306               944
Loans charged off                                                                     (518)            (760)           (2,539)
Recoveries                                                                              85              812               370
-----------------------------------------------------------------------------------------------------------------------------
                                                                                   $ 2,665           $3,057            $2,699
=============================================================================================================================

The aggregate principal balance of non-accrual loans was $797,000 and $1,648,000 at December 31, 1998 and 1997 respectively. Contractual interest income that was not recognized on such non-accrual loans was $35,000, $79,000 and $240,000 for 1998, 1997 and 1996, respectively.

Westbank Corporation and Subsidiaries

The Corporation did not sell any loans with recourse during 1998 or 1997. The remaining recourse exposure on prior sales was $2,007,000 at December 31, 1998. Management does not believe that its recourse obligations subject the Corporation to any material risk of loss in the future. The Corporation has suffered no losses as a result of these recourse obligations.

Of the $229,077,000 in real estate loans at December 31, 1998, $168,744,000 are collateralized by 1-4 family dwellings. The majority of the collateral for these loans is located in the Corporation's market area of Western Massachusetts and Northeast Connecticut. Commercial real estate and real estate construction loans represented $60,348,000 in outstanding principal at December 31, 1998. These loans encompass a wider region extending throughout Massachusetts and Southern New England. Most are collateralized by commercial real estate developments. Commercial loans both collateralized and uncollateralized of $41,760,000 at December 31, 1998, represent loans made to businesses primarily in Western Massachusetts.

The Corporation has had, and expects to have in the future, banking transactions in the ordinary course of business with its directors and officers. Such loans, in the opinion of management, do not include more than the normal risk of collectibility nor other unfavorable features. The following summarizes the activity with respect to indebtedness, both direct and indirect, for directors, policy-making officers and major stockholders during the years ended December 31:

(Dollars in Thousands)                                                                                 1998             1997
----------------------------------------------------------------------------------------------------------------------------
Balance at beginning of year                                                                         $2,386            $1,552
   New loans granted                                                                                    886             2,936
   Repayments of principal                                                                             (231)           (2,102)
-----------------------------------------------------------------------------------------------------------------------------
Balance at end of year                                                                               $3,041            $2,386
=============================================================================================================================

At December 31, 1998 and 1997, the recorded investment in impaired loans was $1,419,000 and $1,809,000, respectively, for which no additional specific allowance for loan losses was recorded. For the years ended December 31, 1998, 1997 and 1996, the average recorded investment in impaired loans was $1,366,000, $2,080,000 and $3,890,000, respectively. Interest income recognized during 1998, 1997 and 1996 on impaired loans was not significant.

The Corporation had no commitments to lend additional funds to borrowers having loans that are on non-accrual status, impaired or restructured.

The Corporation services loans for others which are not included in the consolidated balance sheets. The unpaid balances of these loans totaled $115,391,000 and $133,359,000 at December 31, 1998 and 1997, respectively.

4 - PROPERTY AND EQUIPMENT

Major classes of property and equipment at December 31 are summarized as follows:


                                                                                                                    Estimated
(Dollars in Thousands)                                                                1998             1997             Lives
-----------------------------------------------------------------------------------------------------------------------------
Property (including
   land of $1,546 in 1998 and $1,187 in 1997)                                       $5,214           $4,305       15-40 years
Capital lease building                                                                 263              263          15 years
Furniture and equipment                                                              4,167            3,181        3-10 years
Leasehold and building
   improvements                                                                      2,825            3,246        5-15 years
Motor vehicles                                                                         114              105           3 years
-----------------------------------------------------------------------------------------------------------------------------
                                                                                    12,583           11,100
Accumulated depreciation                                                             5,732            5,199
-----------------------------------------------------------------------------------------------------------------------------
Property and Equipment                                                              $6,851           $5,901
=============================================================================================================================

Westbank Corporation and Subsidiaries

5 - OTHER REAL ESTATE OWNED

At December 31, other real estate owned consisted of properties acquired through foreclosure as follows:

(Dollars in Thousands)                                                                                 1998              1997
Real estate acquired through foreclosure - net of OREO provision                                        466               353
=============================================================================================================================
Changes in the allowance for other real estate owned losses are summarized as follows:

(Dollars in Thousands)                                                                1998             1997              1996
=============================================================================================================================
Balance, beginning of year                                                            $200             $195               $65
Provision for other real estate owned charged to operations                             22               29               390
Write-downs (net of payments)                                                         (222)             (24)             (260)
-----------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                                                  $                $200              $195
=============================================================================================================================

6 - DEPOSITS

Deposit accounts by type as of December 31 are summarized as follows:

(Dollars in Thousands)                                                                                 1998              1997
=============================================================================================================================
Demand deposit                                                                                       51,395            50,443
Savings                                                                                              53,689            45,902
N.O.W.                                                                                               25,993            23,027
Money market deposits                                                                                29,659            25,677
Other time deposits                                                                                 181,531           169,630
=============================================================================================================================
                                                                                                    342,267           314,679
=============================================================================================================================

At December 31, 1998, the scheduled maturities of other time deposits and IRA deposits with a fixed maturity are as follows:

(Dollars in Thousands)
===========================================================================================================
   1999                                                                                 130,174
   2000                                                                                  27,394
   2001                                                                                  10,219
   2002                                                                                   3,359
   2003 and after                                                                         1,172
-----------------------------------------------------------------------------------------------------------
                                                                                        172,318

Certificates of deposit with balances greater than or equal to $100,000 amounted to $26,880,000 and $22,621,000 as of December 31, 1998 and 1997, respectively.
Interest paid on these deposits totaled approximately $1,250,000 and $1,046,000, respectively.

Westbank Corporation and Subsidiaries

7 - BORROWED FUNDS

Short-term borrowings as of December 31 are as follows:

(Dollars in Thousands)                                                                                 1998              1997
=============================================================================================================================
Securities sold under agreements
   to repurchase                                                                                    $11,953            $8,020
Purchased federal funds                                                                                 270               270
FHLB Advance                                                                                          7,310
Treasury tax and loan notes                                                                           1,274             3,594
-----------------------------------------------------------------------------------------------------------------------------
Total short term borrowings                                                                         $20,807           $11,884
=============================================================================================================================

The above short-term borrowings generally mature daily.

The following information relates to long-term debt as of December 31, 1998:

(Dollars in Thousands)
=============================================================================================================================
FHLB Term advance 5.87% due May 12, 2003                                                             $7,000

The following table summarizes borrowings. Average interest rates during each year were computed by dividing total interest expense by the average amount borrowed:

(Dollars in Thousands)                                                                1998             1997              1996
=============================================================================================================================
Balance at year end                                                                $27,807          $11,884          $  9,269
Average amount outstanding                                                          16,442            9,065             8,714
Maximum amount outstanding at any month-end                                         28,307           14,036            12,794
Average interest rate for the year                                                    3.83%            3.20%             2.99%
Average interest rate on year-end balance                                             3.85%            3.15%             3.03%

The Corporation maintains lines of credit with the Fleet Bank of Massachusetts for $3,000,000 and the Bank of Boston for $1,500,000. Both are revolving lines of credit that are renewed on an annual basis. There were no amounts outstanding against either line as of December 31, 1998 or 1997. The Corporation had additional short term borrowing capacity through the Federal Home Loan Bank of $7,244,000 through its Ideal Way program that was unused at year-end 1998. Advances from the Federal Home Loan Bank of Boston (FHLB) are collateralized by the Company's holdings of FHLB stock and residential real estate loans.

Westbank Corporation and Subsidiaries

8 - INCOME TAXES

The income taxes (benefits) were as follows:

(Dollars in Thousands)                                                                1998             1997              1996
=============================================================================================================================
Current tax:
   Federal                                                                          $1,943           $1,836              $921
   State                                                                               312              408               328
      Total current                                                                  2,255            2,244             1,249
-----------------------------------------------------------------------------------------------------------------------------
Deferred tax:
   Deferred taxes                                                                     (107)             164               368
   Change in valuation allowance for deferred tax assets                                                 (2)             (101)
Total deferred                                                                        (107)             162               267
-----------------------------------------------------------------------------------------------------------------------------
      Total income taxes                                                            $2,148           $2,406            $1,516
=============================================================================================================================

The differences between the effective tax rate and the federal statutory tax rate on income before taxes are reconciled as follows:

                                                                                      1998             1997              1996
-----------------------------------------------------------------------------------------------------------------------------
Federal statutory rate                                                                34.0%            34.0%             34.0%
Change in valuation allowance for deferred tax asset                                                    1.0
State income taxes, net of federal benefit                                             4.4              6.1               6.9
Other                                                                                   .5               .5                .6
-----------------------------------------------------------------------------------------------------------------------------
                                                                                      38.9%            41.6%             41.5%
=============================================================================================================================

Westbank Corporation and Subsidiaries

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31 are presented below:

(Dollars in Thousands)                                                                                 1998              1997
=============================================================================================================================
Deferred tax assets:
   Other real estate owned                                                                                              $  84
   Deferred loan fees                                                                                 $ 122               112
   Reserve for loan losses                                                                               96                86
   Deferred income                                                                                       17                22
   Accrued expenses not deducted for tax                                                                176                52
   State tax net operating loss carryforward                                                                               99
   Non-accrual interest                                                                                  11                48
   Amortization                                                                                          12
   Other                                                                                                 95                39
-----------------------------------------------------------------------------------------------------------------------------
      Total gross deferred tax assets                                                                   529               542
Valuation allowance                                                                                                       (99)
-----------------------------------------------------------------------------------------------------------------------------
      Net deferred tax assets                                                                           529               443
-----------------------------------------------------------------------------------------------------------------------------
Deferred tax liabilities:
   Bond accretion                                                                                         8                17
   Unrealized gain on securities                                                                        151                44
   Depreciation                                                                                         345               314
   Allowance for loan losses                                                                            193               249
   Deferred FNMA premium                                                                                  4                 5
   Prepaid pension                                                                                                         26
   Earned income not yet taxed                                                                          141               112
   Other                                                                                                 37                31
-----------------------------------------------------------------------------------------------------------------------------
      Total gross deferred tax liabilities                                                              879               798
-----------------------------------------------------------------------------------------------------------------------------
      Net deferred tax liability                                                                      $(350)            $(355)
=============================================================================================================================

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax assets and liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Corporation will realize the benefits of these deductible differences, net of the recorded valuation allowance.

9 - PENSION PLAN

The Corporation has a defined contribution pension plan (money purchase), covering substantially all of its employees at Park West and a defined benefit plan for its employees at Cargill Bank. Contributions to the money purchase plan are a percentage of individual employees' salary. Total pension expense for 1998, 1997 and 1996 amounted to $212,000, $204,000 and $213,000, respectively.
At May 31, 1998, the most recent plan year end of the money purchase plan, total plan assets were $3,671,379 and the vested balance was $3,568,546. The money purchase plan assets are invested in money market funds, government bonds, corporate and government agency bonds and marketable securities. The defined benefit plan is a multi-employer plan.

10 - STOCK OPTIONS

The Corporation has four fixed-option plans which reserve shares of common stock for issuance to executives, key employees and directors. During 1998, 1997 and 1996, no compensation cost was required to be recognized for the stock option plans. Had compensation costs for the Corporation's four stock option plans been determined based on the fair value at the grant date for awards in 1998, 1997 and 1996 consistent with the provisions of SFAS No. 123, the Corporation's net earnings and earnings per share would have been as follows:

Westbank Corporation and Subsidiaries

(Dollars in Thousands, except per share data)                                       1998               1997              1996
==============================================================================================================================
Net earnings - as reported                                                         $3,377            $3,384            $2,137
Net earnings - pro forma                                                            2,709             3,003             1,649
Earnings per share - as reported - Basic                                              .82               .88               .59
                                 - Diluted                                            .79               .85               .57
Earnings per share - pro forma   - Basic                                              .65               .78               .45
                                 - Diluted                                            .63               .75               .44


The Corporation offers shares of common stock to officers and key employees pursuant to the 1985 Incentive Stock Option Plan. As of December 31, 1998, all options granted are exercisable. The following is a summary of the changes in options outstanding:

                                                                                      1998             1997              1996
------------------------------------------------------------------------------------------------------------------------------
Options granted and exercisable
   at the beginning of the year                                                       191,466          277,122         307,706
Options exercised:
   at $2.00                                                                                            (27,741)        (16,268)
   at $2.50                                                                              (350)         (27,450)         (9,200)
   at $3.50                                                                                            (20,302)         (5,116)
   at $6.00                                                                          (146,832)         (10,163)
------------------------------------------------------------------------------------------------------------------------------
Options granted and exercisable
   at the end of the year                                                              44,284          191,466         277,122
==============================================================================================================================

Unless exercised the options will expire ten years after granting. No options are available for future grants. The Corporation adopted a Cargill Directors and Officers Stock Option Plan during 1992.

The following is a summary of the changes in options outstanding under the Cargill Directors and Officers Stock Option Plan:

                                                                                    1998             1997              1996
==============================================================================================================================
Options granted and exercisable
   at the beginning of the year                                                   113,657          124,113           133,685
Options exercised or expired                                                                                          (9,572)
Options exercised at $4.02                                                         31,617           10,456
-----------------------------------------------------------------------------------------------------------------------------
Options granted and exercisable
   at the end of the year                                                          82,040          113,657           124,113
==============================================================================================================================

Unless exercised the options will expire twenty years after granting. No options are available for future grants.

The Corporation adopted a Directors Stock Option Plan during 1995.

The following is a summary of the changes in options outstanding under the Directors Stock Option Plan:

                                                                                      1998             1997              1996
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
Options granted and exercisable
   at the beginning of the year                                                     53,000           44,000            33,000
Options granted and exercisable:
   at $7.125                                                                                                           11,000
   at $9.375                                                                                         11,000
   at $12.875                                                                        9,000
   at $14.75                                                                         3,000
Options exercised at $6.00                                                         (15,000)          (2,000)
   at $7.125                                                                        (2,000)
   at $9.375                                                                        (2,000)
-----------------------------------------------------------------------------------------------------------------------------
Options granted and exercisable
   at the end of the year                                                           46,000           53,000            44,000
-----------------------------------------------------------------------------------------------------------------------------
Options available for future grants                                                 58,000           70,000            81,000
-----------------------------------------------------------------------------------------------------------------------------

Unless exercised, the options will expire twenty years after granting.

Westbank Corporation and Subsidiaries

The Corporation adopted an incentive stock option plan during 1996 for directors and employees. At the 1998 Annual Meeting of Shareholders, the 1996 Incentive Stock Option Plan was amended to increase the number of shares reserved for issuance by 200,000 shares. The following is a summary of the changes in the 1996 Incentive Stock Option Plan:

                                                                                     1998             1997              1996
=============================================================================================================================
Options outstanding at the beginning of the year                                    36,500           45,500
Options authorized                                                                 200,000                            178,500
=============================================================================================================================
Options granted and exercisable at the beginning of the year                       141,500          133,000
-----------------------------------------------------------------------------------------------------------------------------
Options granted and exercisable to directors at $8.00                                                                  11,000
Options granted and exercisable to employees at $8.125                                                                122,500
Options granted and exercisable to directors at $9.00                                                 9,000
Options granted and exercisable to directors at $15.25                              10,000
Options granted and exercisable to employees at $13.375                            107,000
Options exercised at $8.125                                                                            (500)
Options exercised at $8.00                                                          (2,000)
Options terminated                                                                                                       (500)
Options granted and exercisable at the end of the year                             256,500          141,500           133,000
-----------------------------------------------------------------------------------------------------------------------------
Options available for future grants                                                119,500           36,500            45,500
=============================================================================================================================

11 - EARNINGS PER SHARE

The following is a reconciliation of the shares and earnings per share utilized for the basic and diluted earnings per share computations.

                                                                 Shares           Per Share
===========================================================================================
Basic Earnings Per Share:
   1998                                                         4,143,009           $.82
   1997                                                         3,845,698            .88
   1996                                                         3,643,270            .59
Effect of Dilutive Option Shares:
   1998                                                           129,673            .03
   1997                                                           157,317            .03
   1996                                                           119,149            .02
Diluted Earnings Per Share:
   1998                                                         4,272,682            .79
   1997                                                         4,003,015            .85
   1996                                                         3,762,419            .57

12 - LEASES

The Corporation leases certain facilities under long-term operating lease agreements. The following is a schedule of future minimum lease payments for such operating leases as of December 31, 1998:

(Dollars in Thousands)
=========================================================================================
1999                                                                            $   298
2000                                                                                297
2001                                                                                196
2002                                                                                183
2003                                                                                117
After 2003                                                                          438
-----------------------------------------------------------------------------------------
Total minimum lease payments                                                     $1,529
=========================================================================================

Rent expense for 1998, 1997 and 1996 amounted to $274,000, $273,000 and $261,000, respectively.

Westbank Corporation and Subsidiaries

13 - COMMITMENTS, CONTINGENT LIABILITIES
       AND FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, various commitments and contingent liabilities are outstanding, such as guarantees, standby letters of credit, commitments to extend credit and various financial instruments with off-balance-sheet risk that are not reflected in the financial statements. Financial instruments with off-balance-sheet risk involve elements of credit risk, interest rate risk, liquidity risk and market risk. Management does not anticipate any significant losses as a result of these transactions.

The following table summarizes the contractual value of financial instruments and other commitments at December 31:

(Dollars in Thousands)                                                            1998              1997
===========================================================================================================
Commitments to grant loans                                                     $  9,281           $10,257
Stand-by letters of credit and financial guarantees                               1,012             1,022
Commitments to advance funds under existing loan agreements                      31,457            29,533

The Corporation uses the same credit policies in making commitment and conditional obligations as it does for on-balance-sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since commitments may be expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Corporation evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Corporation upon extension of credit, is based on management's credit evaluation of the borrower. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

In the normal course of business, certain litigation is pending against the Corporation. Management, after consultation with legal counsel, does not anticipate that any ultimate liability arising out of such litigation will have a material effect on the Corporation's financial condition or results of operations.

14 - OTHER NON-INTEREST EXPENSE

The components of other non-interest expense, which are in excess of 1% of the aggregate of total non-interest expense and not shown separately on the consolidated statements of income, are as follows:

Years Ended December 31,
(Dollars in Thousands)                        1998             1997              1996
======================================================================================
Merger related expenses                       $595
Professional fees                                                                $322
Advertising                                    385             $350               358
Supplies                                       324              277                40

15 - STOCKHOLDERS' EQUITY AND REGULATORY MATTERS

The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") addresses the legal and regulatory environment for insured depository institutions, including reductions in insurance coverage for certain kinds of deposits, increased supervision by the federal regulatory agencies, increased reporting requirements for insured institutions, and new regulations concerning internal controls, accounting, and operations.

Both the Corporation and the Banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Corporation's or banking

Westbank Corporation and Subsidiaries

subsidiaries' financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, a bank must meet specific capital guidelines that involve quantitative measures of a bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. A bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require a bank to maintain minimum amounts and ratios (as defined in the regulations) of total and Tier I capital to risk-weighted assets and of Tier I capital to average assets. Management believes, as of December 31, 1998, that the Corporation meets all capital adequacy requirements to which it is subject.

As of December 31, 1998, the most recent notification from the Federal Deposit Insurance Corporation categorized both Park West and Cargill as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, a bank must maintain minimum total risk-based, Tier I risk-based, Tier I leverage ratios. There are no conditions or events since that notification that management believes have changed the institution's category.

The Corporation's, Park West's and Cargill's actual capital amounts and ratios are also presented in the following table:

                                                                                                        Minimum Capital
                                                                                                        to be considered
                                                                                                        well capitalized
                                                                                                           under Prompt
                                                                             Minimum Capital            Corrective Action
                                                     Actual                 Adequacy Purposes              Provisions
(Dollars in Thousands)                         Amount       Ratio            Amount      Ratio          Amount        Ratio
=============================================================================================================================
December 31, 1998
Total Capital
   (To risk-weighted assets):
      Park West                               $27,890       12.20%          $18,291      8.00%        $22,864        10.00%
      Cargill                                   3,475       14.93             1,862      8.00           2,327        10.00
      Holding Company                          32,946       13.00            20,281      8.00           N/A           N/A

Tier I Capital (To risk-weighted assets):
      Park West                                25,510       11.16             9,146      4.00          13,718         6.00
      Cargill                                   3,189       13.70               931      4.00           1,396         6.00
      Holding Company                          30,281       11.94            10,141      4.00           N/A           N/A

Tier I Capital (To average assets):
      Park West                                25,510        7.24            14,102      4.00          17,628         5.00
      Cargill                                   3,189        6.69             1,907      4.00           2,364         5.00
      Holding Company                          30,281        7.53            16,092      4.00            N/A          N/A

December 31, 1997
Total Capital
   (To risk weighted-assets):
      Park West                                24,535       11.97            16,397      8.00           20,496       10.00
      Cargill                                   3,317       13.10             2,022      8.00            2,528       10.00
      Holding Company                          29,654       12.77            18,570      8.00             N/A         N/A

Tier I Capital
   (To risk weighted-assets)
      Park West                                21,969       10.70             8,198      4.00           12,298        6.00
      Cargill                                   3,108       12.70             1,011      4.00            1,517        6.00
      Holding Company                          26,858       11.57             9,285      4.00            N/A          N/A

Tier I Capital (To average assets):

      Park West                                21,969        7.04            12,493      4.00           15,617        5.00
      Cargill                                   3,108        6.60             1,880      4.00            2,350        5.00
      Holding Company                          26,858        7.44            16,092      4.00            N/A          N/A

Westbank Corporation and Subsidiaries

On November 19, 1997, the Board of Directors of the Corporation adopted an Amended and Restated Shareholder Rights Plan (the "Rights Plan"). Pursuant to the terms of the Rights Plan, the Board of Directors declared a dividend distribution to stockholders of record as of the close of business on December 4, 1997 (the "Record Date") of one Preferred Stock Purchase Right (a "Right") for each outstanding share of Common Stock of the Corporation. In addition, one Right automatically attaches to each share of Common Stock issued subsequent to the Record Date, until November 19, 2007. Each Right entitles the registered holder to purchase from the Corporation a unit of one ten-thousandths of a share (a "Unit") of Series A Junior Participating Cumulative Preferred Stock, par value $5.00 per share ("Preferred Stock"), at a cash exercise price of $60.00 per share of Common Stock, subject to adjustment. The Corporation has reserved 12,000 shares of Preferred Stock for issuance upon exercise of the Rights.

Currently, the Rights are not exercisable and are attached to and trade with the outstanding shares of Common Stock. The Rights will separate from the Common Stock and become exercisable upon the earliest to occur of (i) the close of business on the tenth calendar day following the first public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of the outstanding shares of the Corporation's Common Stock (an "Acquiring Person"), (ii) the close of business on the tenth business day (or such date as the Board of Directors may determine) following the commencement of a tender offer or exchange offer that would result upon its consummation in a person or a group becoming the beneficial owner of 15% of the outstanding shares of the Corporation's Common Stock, (iii) the determination by the Board of Directors that any person is an "Adverse Person."

Upon the occurrence of any one of the above events, each holder of a Right (other than the Acquiring Person or the Adverse Person, as the case may be) is entitled to acquire such number of Units of the Preferred Stock of the Corporation as are equivalent to such number of shares of Common Stock having a value twice the current exercise price of the Right. If the Corporation is acquired in a merger or other business combination transaction, after any such event each holder of a Right is then entitled to purchase, at the then current exercise price, shares of the acquiring company's common stock having a value of twice the exercise price of the Right.

Until a Right is exercised, the holder has no rights as a stockholder of the Corporation (beyond those rights as an existing stockholder), including the right to vote or to receive dividends. While the distribution of the Rights is not taxable to stockholders or to the Corporation, stockholders may, depending upon the circumstances, recognize taxable income in the event the Rights become exercisable for Units, other securities of the Corporation, other consideration or for shares of common stock of an acquiring company.

The Rights may be redeemed in whole by the Corporation, under certain circumstances, at a price of $.001 per Right. The Rights and the Rights Plan expire on November 19, 2007.

Retained earnings at September 30, 1998, include $458,000 which is set aside in accordance with existing provisions of the Internal Revenue Code to absorb losses on loans. If, in the future, this amount were used for any other purposes, a tax liability could be incurred. It is not anticipated that such amount will be made available for dividends or that a tax thereon will be imposed.

Cargill previously converted from a state chartered mutual savings and loan association to a state chartered stock savings and loan association. At the time of conversion, Cargill established a liquidation account in an amount equal to Cargill's net worth. In the event of a complete liquidation of Cargill (and only in such event), each eligible account holder will be entitled to receive a liquidation distribution from the liquidation account before any liquidation distribution may be made with respect to capital stock. The balance in the liquidation account at September 30, 1998, was $85,000.

Cargill may not declare or pay a cash dividend on or purchase any of its stock if the effect would be to reduce the net worth of Cargill below either the amount of the liquidation account or the capital requirements of its regulators.

Westbank Corporation and Subsidiaries

16 - EMPLOYEE STOCK OWNERSHIP PLAN

The Corporation established an Employees' Stock Ownership Plan ("ESOP"). The ESOP has been funded by a $100 contribution from the Corporation. At December 31, 1998 and 1997, the ESOP held no shares of the Corporation's stock.

17 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value estimates, methods, and assumptions are set forth below for the Corporation's financial instruments. The following table represents the carrying amount and estimated fair value of the Corporation's financial instruments at December 31:

                                                                      1998                                  1997
=========================================================================================================================
                                                             Carrying     Estimated                Carrying     Estimated
(Dollars in Thousands)                                         Amount    Fair Value                  Amount    Fair Value
--------------------------------------------------------------------------------------------------------------------------
Assets:
   Cash and due from banks                                  $  13,171     $  13,171               $  12,848     $  12,848
   Federal funds sold                                           1,069         1,069                   3,678         3,678
   Investment securities held to maturity                      30,616        30,817                  39,602        39,771
   Investment securities available for sale                    53,712        53,712                  20,710        20,710
   Loans                                                      293,113       301,442                 268,254       269,665
Liabilities:
   Deposits                                                   342,267       343,814                 314,679       315,577
   Borrowed funds                                              27,807        27,807                  11,884        11,884

CASH AND DUE FROM BANKS AND FEDERAL FUNDS SOLD

The carrying amount for cash and due from banks and for federal funds sold approximates fair value and matures in 90 days or less.

INVESTMENT SECURITIES

The fair value of securities, except certain state and municipal securities, is estimated based on bid prices published in financial newspapers or bid quotations received from securities dealers.

LOANS

Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type, such as commercial, commercial real estate, residential mortgage and other consumer. Each loan category is further segmented into fixed and adjustable rate interest terms, and by performing and non-performing categories.

The fair value of performing loans, except residential mortgages, is calculated by discounting scheduled cash flows through the estimated maturity, using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan. The estimate of maturity is based on the Corporation's historical experience with repayments for each loan classification, modified, as required, by an estimate of the effect of current economic and lending conditions. For performing residential mortgage loans, including loans held for sale, fair value is estimated by discounting contractual cash flows adjusted for prepayment estimates, using discount rates based on secondary market sources adjusted to reflect differences in servicing and credit costs.

Fair value for significant non-performing loans is based on recent external appraisals. If appraisals are not available, estimated cash flows are discounted using a rate commensurate with the risk associated with the estimated cash flows. Assumptions regarding credit risk, cash flows and discount rates are judgmentally determined, using available market information and specific borrower information.

DEPOSITS

The fair value of deposits with no stated maturity, such as non-interest bearing demand deposits, regular savings, NOW accounts and money market accounts, is equal to the amount payable on demand. The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

Westbank Corporation and Subsidiaries

BORROWED FUNDS

The fair value of such borrowings was estimated by utilizing future cash flows discounted using current borrowing rates for similar instruments. For short-term borrowings, the carrying amount approximates the fair value due to their short-term nature.

COMMITMENTS TO EXTEND CREDIT

The stated value of commitments to extend credit approximates fair value, as the current fees charged for similar commitments does not differ significantly from quoted fees. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. Such differences are not considered significant.

Westbank Corporation and Subsidiaries

18 - SUMMARY OF UNAUDITED QUARTERLY FINANCIAL INFORMATION

(Dollars in thousands, except per share amounts)

                                                                                  1998
                                                                                  ----
                                                      Q1 (1)                                                Q2 (1)
                                      -----------------------------------------          -----------------------------------------
                                      Westbank        Cargill          Restated          Westbank          Cargill        Restated
                                      --------        -------          --------          --------          -------        --------
Interest income                       $5,842            $880            $6,722            $6,264            $892            $7,156
Interest expense                       2,579             419             2,998             2,982             401             3,383
                                      --------------------------------------------------------------------------------------------
Net interest income                    3,263             461             3,724             3,282             491             3,773
Provision for losses                      19               9                28                                12                12
Non-interest income                      608               8               616               598              43               641
Non-interest expense                   2,455             381             2,836             2,458             399             2,857
                                      --------------------------------------------------------------------------------------------
Income before income taxes             1,397              79             1,476             1,422             123             1,545
Income taxes                             558              35               593               537              52               589
Net income                            $  839            $ 44            $  883            $  885            $ 71            $  956
                                      ============================================================================================
Earnings per share
                - Basic               $  .22                            $  .21            $  .24                            $  .23
                - Diluted                .22                               .21               .23                               .22
                                      ============================================================================================

                                                                                1998
                                                                                ----
                                                      Q3 (1)                                               Q4 (1)
                                    -------------------------------------------         -------------------------------------------
                                    Westbank         Cargill          Restated          Westbank           Cargill         Restated
                                    --------         -------          --------          --------           -------         --------
Interest income                      $6,561            $889            $7,450            $6,418            $ 885            $7,303
Interest expense                      3,161             416             3,577             2,921              413             3,334
                                      --------------------------------------------------------------------------------------------
Net interest income                   3,400             473             3,873             3,497              472             3,969
Provision for losses                      1                                                                    1                 1
Non-interest income                     542              47               589               496               85               581
Non-interest expense                  2,483             355             2,838             2,975              694             3,669
                                      --------------------------------------------------------------------------------------------
Income before income taxes            1,459             165             1,624             1,018             (138)              880
Income taxes                            549              70               619               396              (49)              347
                                      --------------------------------------------------------------------------------------------
Net income                           $  910            $ 95            $1,005            $  622            $ (89)           $  533
                                      ============================================================================================
Earnings per share
                - Basic              $  .24                            $  .24            $  .16                             $  .13
                - Diluted               .24                               .24               .16                                .12
                                      ============================================================================================

                                                                                  1997
                                                                                  ----
                                                      Q1 (1)                                                Q2 (1)
                                      -----------------------------------------          -----------------------------------------
                                      Westbank        Cargill          Restated          Westbank          Cargill        Restated
                                      --------        -------          --------          --------          -------        --------
Interest income                       $5,428            $854            $6,282            $5,698            $891            $6,589
Interest expense                       2,411             424             2,835             2,534             436             2,970
                                      --------------------------------------------------------------------------------------------
Net interest income                    3,017             430             3,447             3,164             455             3,619
Provision for losses                     150              31               181                40              10                50
Non-interest income                      506             109               615               485              53               538
Non-interest expense                   2,293             407             2,700             2,323             437             2,760
                                      --------------------------------------------------------------------------------------------
Income before income taxes             1,080             101             1,181             1,286              61             1,347
Income taxes                             443              30               473               549              20               569
                                      --------------------------------------------------------------------------------------------
Net income                            $  637            $ 71            $  708            $  737            $ 41            $  778
                                      ============================================================================================
Earnings per share
                - Basic               $  .19                            $  .19            $  .22                            $  .21
                - Diluted                .18                               .18               .21                               .20
                                      ============================================================================================

                                                                                1997
                                                                                ----
                                                     Q3 (1)                                                Q4 (1)
                                    -------------------------------------------         -------------------------------------------
                                    Westbank         Cargill          Restated          Westbank           Cargill         Restated
                                    --------         -------          --------          --------           -------         --------
Interest income                       $5,979          $916            $6,895            $6,051            $  907            $6,958
Interest expense                       2,740           429             3,169             2,687               430             3,117
                                      --------------------------------------------------------------------------------------------
Net interest income                    3,239           487             3,726             3,364               477             3,841
Provision for losses                                    75                75
Non-interest income                      565            54               619               705                52               757
Non-interest expense                   2,397           461             2,858             2,300               448             2,748
                                      --------------------------------------------------------------------------------------------
Income before income taxes             1,407             5             1,412             1,769                81             1,850
Income taxes                             589             5               594               730                40               770
                                      ============================================================================================
Net income                            $  818                          $  818            $1,039                41            $1,080
Earnings per share
                - Basic               $  .23                          $  .21            $  .29                              $  .27
                - Diluted                .24                             .20               .28                                 .26
                                      ============================================================================================

(1) Previously reported balances of the merged companies have been reclassified to conform to the Corporation's presentation and restated to give effect to the combination.

Westbank Corporation and Subsidiaries

19 - CONDENSED PARENT COMPANY ONLY FINANCIAL STATEMENTS
December 31,

(Dollars in Thousands)                                     1998               1997
====================================================================================
BALANCE SHEETS
Assets
Cash                                                     $    66            $    87
Investment in subsidiaries                                28,912             25,136
Other investments                                            922              1,372
Other assets                                                 762                344
------------------------------------------------------------------------------------
   Total assets                                          $30,662            $26,939
====================================================================================
Liabilities                                              $   172            $    21
------------------------------------------------------------------------------------
Stockholders' equity
   Preferred stock - none
   Common stock, par value $2 per share                    8,397              7,865
   Additional paid-in capital                             11,076              9,711
   Retained earnings                                      10,803              9,282
   Accumulated other comprehensive income                    214                 60
------------------------------------------------------------------------------------
Stockholders' equity                                      30,490             26,918
------------------------------------------------------------------------------------
   Total liabilities and stockholders' equity            $30,662            $26,939

                                                                            1998                1997                1996
==========================================================================================================================
STATEMENTS OF INCOME

Dividend from subsidiary                                                  $   100             $   550             $   550
Interest income                                                                85                  38                  19
Other income (expense) - net                                                 (735)               (144)               (143)
--------------------------------------------------------------------------------------------------------------------------
Income (loss) before taxes and
   undistributed income of subsidiaries                                      (550)                444                 426
Income tax benefit                                                            215                   2                  26
Undistributed income of subsidiaries                                        3,712               2,938               1,685
--------------------------------------------------------------------------------------------------------------------------
Net income                                                                $ 3,377             $ 3,384             $ 2,137

==========================================================================================================================
STATEMENTS OF CASH FLOWS
Cash flows from operating activities:

   Net income                                                             $ 3,377             $ 3,384             $ 2,137
   Cargill interim loss for quarter ended 12/31/98                           (224)
Operating activities:

   Equity in income of subsidiaries                                        (3,622)             (2,938)             (1,685)
   Increase in other assets                                                  (418)                (33)               (302)
   Increase in other liabilities                                              151                   2                  19
--------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) operating activities                          (736)                415                 169
--------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
   Investment securities (purchases) maturities                               450              (1,039)                (88)
--------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
   Proceeds from stock options exercised                                    1,141                 314                  86
   Proceeds from dividend reinvestment and optional
      stock purchases                                                         628               1,385                 657
   Dividends paid                                                          (1,504)             (1,041)               (786)
--------------------------------------------------------------------------------------------------------------------------
Net cash (used in) provided by financing activities                           265                 658                 (43)
--------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                          (21)                 34                  38
Cash and cash equivalents at the beginning of the year                         87                  53                  15
--------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at the end of the year                          $    66             $    87             $    53
==========================================================================================================================

INDEPENDENT AUDITORS' REPORT
Westbank Corporation and Subsidiaries

Shareholders and Board of Directors,

Westbank Corporation

We have audited the consolidated balance sheets of Westbank Corporation and subsidiaries (the "Corporation") as of December 31, 1998 and 1997 and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements give retroactive effect to the merger on January 29, 1999 of Cargill Bancorp, Inc., and subsidiary and Westbank Corporation and subsidiaries, which has been accounted for as a pooling of interests as described in Note 1 to the consolidated financial statements. We did not audit the consolidated balance sheets of Cargill Bancorp, Inc., as of September 30, 1998 and 1997, or the related statements of income, comprehensive income, stockholders' equity and cash flows of Cargill Bancorp, Inc., for each of the three years in the period ended September 30, 1998, which statements reflect total assets of $48,241,000 and $47,302,000 as of September 30, 1998 and 1997, and net interest income of $1,897,000, 1,849,000 and $1,693,000 for the years ended September 30, 1998,
1997 and 1996, respectively. Those statements were audited by other auditors whose report dated October 30, 1998 has been furnished to us and our opinion, insofar as it relates to the amounts included for Cargill Bancorp, Inc., and subsidiary for 1998, 1997 and 1996 is based solely on the report of such other auditors.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of Westbank Corporation and subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Hartford, Connecticut
January 29, 1999
(July 30, 1999 as to effects of
the merger described in Note 1)

INDEPENDENT AUDITORS' REPORT
Westbank Corporation and Subsidiaries

Shareholders and Board of Directors,
Cargill Bancorp, Inc.

We have audited the consolidated statements of financial condition of Cargill Bancorp, Inc., and subsidiary as of September 30, 1998 and 1997, and the related consolidated statements of operations, comprehensive income, changes in stockholders' equity and cash flows for the years ended September 3, 1998, 1997 and 1996. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements, based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used, and significant estimates made, by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cargill Bancorp, Inc., and subsidiary as of September 30, 1998 and 1997, and the results of its operations and its cash flows for the years ended September 30, 1998, 1997 and 1996, in conformity with generally accepted accounting principles.

SNYDER & HALLER

Hartford, Connecticut
October 30, 1998

CORPORATE DIRECTORY AND INFORMATION
Westbank Corporation and Subsidiaries

DIRECTORS
WESTBANK CORPORATION AND
PARK WEST BANK AND TRUST COMPANY
ERNEST N. LAFLAMME, JR.
Chairman of the Board
Westbank Corporation
Treasurer
City of Chicopee
ROLAND O. ARCHAMBAULT
Owner
Park  Supply Company
MARK A. BEAUREGARD
Attorney at Law
Resnic, Beauregard, Waite & Driscoll
DAVID R. CHAMBERLAND
President
Chicopee Building Supply, Inc.
DONALD R. CHASE
President and Chief Executive Officer
Westbank Corporation
President and Chief Executive Officer
Park West Bank and Trust Company

LEROY F. JARRETT
President and Treasurer (Retired)
New England Church Interiors

G. WAYNE MCCARY
President & CEO
Eastern States Exposition

ROBERT J. PERLAK
Private Investor

GEORGE R. SULLIVAN
Executive Vice President
Sullivan Paper Company, Inc.

JAMES E. TREMBLE
President
Valley Cinema, Inc.

OFFICERS
WESTBANK CORPORATION
ERNEST N. LAFLAMME, JR.
Chairman of the Board
DONALD R. CHASE
President and Chief Executive Officer

JOHN M. LILLY
Treasurer and Chief Financial Officer

ROBERT J. PERLAK
Corporate Clerk

PARK WEST BANK AND TRUST COMPANY
DONALD R. CHASE
President and Chief Executive Officer

ROBERT J. PERLAK
Corporate Clerk

FINANCE DIVISION
JOHN M. LILLY
Executive Vice President and Treasurer
IRVING M. WALKER, JR., CMA
Accounting Officer

LOAN DIVISION
GARY L. BRIGGS
Executive Vice President

PAUL M. ACCORSI
Senior Vice President

DAVID M. BARSZCZ
Vice President

CLIFFORD R. BORDEAUX
Assistant Vice President

GERARD E. DRAPEAU
VICE President

RICHARD N. HANCHETT
Vice President

MICHAEL M. LEFEBVRE
Vice President

JOSEPH S. LEMAY
Assistant Vice President

JOHN E. O'BRIEN
Loan Operations Officer

RESIDENTIAL REAL ESTATE
STANLEY F. OSOWSKI
Senior Vice President
WOLFGANG A. ADAMETZ
Vice President

LOAN CREDIT & COLLECTION
TRENTON E. TAYLOR
Senior Vice President

PATRICIA A. NABOSKY
Assistant Vice President

EDP/OPERATIONS
S. STEVE KONIECKI
Senior Vice President

MARKETING
JOSEPH L. ROLAK
Director of Marketing and Vice President

COMPLIANCE

JANE M. KNAPP
Vice President

BRANCH ADMINISTRATION/
HUMAN RESOURCES

KATHLEEN A. JALBERT
Senior Vice President

DEBORAH A. KUMIEGA
Assistant Vice President

GARY B. SZYMANIAK
COMMUNITY BANKING OFFICER

AUDITING DIVISION
LLOYD S. HALL, CBA
Director of Auditing

TRUST DIVISION
ROBERT A. GIBOWICZ
Senior Trust Officer

Westbank Corporation
Westbank Tower, 225 Park Avenue
West Springfield, MA 01089-3310
        (413) 747-1400

Annual Meeting

The Annual Meeting of Stockholders of Westbank Corporation will be held on Wednesday, April 21, 1999 at nine o'clock in the morning at the Carriage House at Storrowton Tavern, 1305 Memorial Avenue, West Springfield, Massachusetts.

TRANSFER AGENT AND REGISTRAR

Park West Bank and Trust Company -- Trust Department

INDEPENDENT AUDITORS

Deloitte & Touche, LLP
Hartford, Connecticut

CORPORATE COUNSEL

Doherty, Wallace, Pillsbury and Murphy, P.C.

Springfield, Massachusetts

INFORMATION SERVICE

Westbank Corporation welcomes stockholder and public interest in our services and activities. Questions pertaining to material presented in this Report and requests for a copy of the Annual Report (Form 10-K) filed with the Securities and Exchange Commission should be directed to John M. Lilly, Treasurer and Chief Financial Officer, at the above address

COMMON STOCK - MARKET INFORMATION

The table below shows cash dividend data and the range of bid prices by quarter for the Corporation's common stock. The source of the bid ranges is the local newspaper's listing of the NASD regional market quotations:

                           1998                                  1997
                           Bid                                    Bid
             High          Low      Dividend          High        Low      Dividend
------------------------------------------------------------------------------------
First       $17 1/4      $12         $0.10          $10          $8 3/4     $0.075
Second       16 5/8       13 7/8      0.10            9  1/2      8 -1/2     0.075
Third        14 3/4       10 3/8      0.10           11           8 5/8      0.075
Fourth       13            9 3/8      0.10           13 5/8      10 5/8      0.075

The above quotations of the Corporation's common stock represent prices between dealers. They do not include retail markup, markdown or commissions. At January 31, 1999 the Corporation had 1,202 stockholders. Westbank Corporation's common stock is traded on the NASDAQ National Market Exchange, the trading symbol is "WBKC". For information on the Westbank Corporation Dividend Reinvestment and Stock Purchase Plan, call: Park West Bank and Trust Company, Trust Department
(413) 747-1482. The following firms make a market in Westbank Corporation's Common Stock:

Advest, Inc.
First Albany Corporation
McConnell, Budd & Downes, Inc.
Keefe, Bruyette & Woods, Inc.

CORPORATE COUNSEL

EQUAL OPPORTUNITY EMPLOYER

The Corporation has maintained its commitment to equal opportunity and affirmative action in employment and personnel policies and pledges to recruit, hire, train and promote persons in all job classifications without regard to race, color, religion, sex, national origin, veterans status, age or handicap.

21.    SUBSIDIARIES OF THE REGISTRANT

       1.      Park West Bank and Trust Company - Massachusetts

               a.  Lorac Leasing Corp. - Massachusetts

                                                                      Appendix B

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                   FORM 10-Q

(Mark One)  [X]    QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                               THE SECURITIES EXCHANGE ACT OF 1934

                                      OR

            [_]    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                           THE SECURITIES EXCHANGE ACT OF 1934

            For the quarterly period ended June 30, 1999


            Commission file number 0 - 12784


                     WESTBANK CORPORATION
      (Exact name of registrant as specified in its charter)



             MASSACHUSETTS                                            04-2830731
    (State or other jurisdiction                      (I.R.S. Employer I.D. No.)
   of incorporation or organization)


    225 PARK AVENUE, WEST SPRINGFIELD, MASSACHUSETTS                  01090-0149
        (Address of principal executive offices)                      (Zip Code)



                      (413) 747-1400
      (Registrant's telephone number, including area code)


Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                          YES [X] NO [_]

Common stock, par value $2 per share: 4,263,838 shares outstanding as of July 31, 1999

          WESTBANK CORPORATION AND SUBSIDIARIES

                         INDEX



             PART I - FINANCIAL INFORMATION

                                                                 Page
                                                                 ----
Financial Statements
      Condensed Consolidated Balance Sheets                        3
      Condensed Consolidated Statements of Income                  4
      Condensed Consolidated Statements of Comprehensive Income    5
      Condensed Consolidated Statements of Stockholders' Equity    6
      Condensed Consolidated Statements of Cash Flows              7
      Notes to Condensed Consolidated Financial Statements         8-10
      Management's Discussion and Analysis of
           Financial Condition and Results of Operations          11-19


                          PART II - OTHER INFORMATION


ITEM 1.       Legal Proceedings                                   20
ITEM 2.       Changes in Rights of Securities Holders             20
ITEM 3.       Defaults by Company on its Senior Securities        20
ITEM 4.       Results of Votes on Matters Submitted
                   to a Vote of Security Holders                  20
ITEM 5.       Other Events                                        20
ITEM 6.       Exhibits and Reports on Form 8-K                    21
Signatures                                                        22

WESTBANK CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS


                                                                   (Unaudited)
                                                                  June 30, 1999          December 31, 1998
(Dollar amounts in thousands)                                     _____________          -----------------
----------------------------
ASSETS
Cash and due from banks:
 Non-interest bearing                                                  $ 12,310                   $ 11,291
 Interest bearing                                                         1,506                      1,880
Federal funds sold                                                          866                      1,069
                                                                       --------                   --------
Total cash and cash equivalents                                          14,682                     14,240
                                                                       --------                   --------
Investment securities available for sale                                 57,635                     53,712
Investment securities held to maturity
  (fair value of $12,370 in 1999 and $30,817 in 1998)                    12,560                     30,616
                                                                       --------                   --------
Total securities                                                         70,195                     84,328
                                                                       --------                   --------

Loans                                                                   338,701                    293,432
Mortgage loans held-for-sale                                              2,184                      2,346
Allowance for loan losses                                                (2,721)                    (2,665)
                                                                       --------                   --------
  Net loans                                                             338,164                    293,113
Bank premises and equipment                                               6,910                      6,851
Accrued interest receivable                                               2,601                      2,457
Other assets                                                              1,871                      1,634
                                                                       --------                   --------
TOTAL ASSETS                                                           $434,423                   $402,623
                                                                       ========                   ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits:
  Non-interest bearing                                                 $ 51,223                   $ 51,395
  Interest bearing                                                      318,861                    290,872
                                                                       --------                   --------
  Total Deposits                                                        370,084                    342,267
Borrowed funds                                                           25,057                     20,807
Federal Home Loan borrowing                                               7,000                      7,000
Accrued interest payable                                                    470                        429
Other liabilities                                                           846                      1,630
                                                                       --------                   --------
  Total Liabilities                                                     403,457                    372,133
                                                                       --------                   --------
Stockholders' Equity:
  Common stock -   $2 par value
   Authorized  -  9,000,000 shares
   Issued      -  4,229,931 shares in 1999 and
                        4,198,838 shares in 1998                          8,460                      8,397
  Additional paid in capital                                             11,337                     11,076
  Retained earnings                                                      12,094                     10,803
  Accumulated other comprehensive income (loss)                            (925)                       214
                                                                       --------                   --------
   Total Stockholders' Equity                                            30,966                     30,490
                                                                       --------                   --------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                             $434,423                   $402,623
                                                                       ========                   ========


  See accompanying notes to condensed consolidated financial statements.

WESTBANK CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)
(Dollar amounts in thousands)
                                              QUARTER ENDED                SIX MONTHS ENDED
                                         06-30-99       06-30-98        06-30-99     06-30-98
                                       ----------     ----------      ----------   ----------
Income:
 Interest and fees on loans            $    6,504     $    5,904      $   12,533   $   11,637
 Interest on federal funds sold                35            130              73          183
 Interest on securities                     1,114          1,122           2,390        2,058
                                       ----------     ----------      ----------   ----------
                                            7,653          7,156          14,996       13,878
Interest expense                            3,481          3,383           6,806        6,381
                                       ----------     ----------      ----------   ----------
Net interest income                         4,172          3,773           8,190        7,497
Provision for loan losses                       2             12              77           40
                                       ----------     ----------      ----------   ----------
Net interest income after provision         4,170          3,761           8,113        7,457
                                       ----------     ----------      ----------   ----------
Investment security gains                       0            142              92          139
Other non-interest income                     492            499           1,018        1,118
                                       ----------     ----------      ----------   ----------
Total non-interest income                     492            641           1,110        1,257
                                       ----------     ----------      ----------   ----------
Operating expense:
 Salaries and benefits                      1,470          1,417           2,967        2,838
 Other operating expenses                   1,163          1,204           2,273        2,357
 Occupancy - net                              306            236             614          498
                                       ----------     ----------      ----------   ----------
Total operating expenses                    2,939          2,857           5,854        5,693
                                       ----------     ----------      ----------   ----------
Income before income taxes                  1,723          1,545           3,369        3,021
Income taxes                                  652            589           1,277        1,182
                                       ----------     ----------      ----------   ----------
Net Income                             $    1,071     $      956      $    2,092   $    1,839
                                       ==========     ==========      ==========   ==========


Earnings per share
  - Basic                              $     0.25     $     0.23       $    0.50   $     0.45
  - Diluted                            $     0.25     $     0.22       $    0.48   $     0.43
Weighted average shares outstanding
  - Basic                               4,225,943      4,139,880       4,218,407    4,108,567
  - Dilutive option shares                 94,132        169,808         118,172      163,590
  - Diluted                             4,320,075      4,309,688       4,336,579    4,272,157

  See accompanying notes to condensed consolidated financial statements.

WESTBANK CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME


(Unaudited)
(Dollar amounts in thousands)
                                                                                 QUARTER ENDED               SIX MONTHS ENDED
                                                                            06-30-99      06-30-98         06-30-99    06-30-98
                                                                            ---------   ----------       ----------   ---------
Net Income                                                                  $   1,071   $      956       $    2,092   $   1,839
                                                                            ---------   ----------       ----------   ---------
Other comprehensive income:
 Unrealized gain/(loss) on securities available for sale, net of income taxes (benefits) of $(481) and $(145) for the quarter and $(733) and
 $(134) for the six-month periods ended June 30, 1999
 and 1998, respectively                                                          (785)        (236)          (1,196)       (221)

 Reclassification adjustment for gains included in net income, net of income taxes of $35 for the six-month period ended June 30, 1999 and $54 and $53 for the three- and six-month
 periods ended June 30, 1998                                                                    88               57          86
                                                                            ---------   ----------       ----------   ---------

Other comprehensive income (loss)                                                (785)        (148)          (1,139)       (135)
                                                                            ---------   ----------       ----------   ---------

Comprehensive Income                                                        $     286   $      808       $      953   $   1,704
                                                                            =========   ==========       ==========   =========

  See accompanying notes to condensed consolidated financial statements.

WESTBANK CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 1998 AND SIX MONTHS ENDED JUNE 30, 1999


(1999 unaudited)
(Dollar amounts in thousands)
                                                                      ACCUMULATED
                                                                        OTHER
                                                 COMMON STOCK         ADDITIONAL                 COMPREHENSIVE
                                              NUMBER         PAR        PAID IN      RETAINED      INCOME/
                                              OF SHARES     VALUE       CAPITAL      EARNINGS      (LOSS)        TOTAL
                                              ---------   --------    ----------   ----------    -----------   ---------
BALANCE - DECEMBER 31, 1997                   3,932,535   $  7,865    $    9,711   $    9,282    $        60   $  26,918

Net income                                                                              3,377                      3,377
Cash dividend declared
 ($.30 per share)                                                                      (1,503)                    (1,503)
Stock dividend
 (1% on Cargill Bancorp shares)                  17,389         35            93         (129)                        (1)

Shares issued:
 Stock Option Plan                              199,799        399           742                                   1,141
 Dividend Reinvestment
  and Stock Purchase Plan                        49,115         98           530                                     628
Cargill interim loss for the
 quarter ended December 31, 1998                                                         (224)                      (224)

 Changes in unrealized gain on
  securities available for sale                                                                          154         154
                                              ---------   --------    ----------   ----------    -----------   ---------
BALANCE - DECEMBER 31, 1998                   4,198,838      8,397        11,076       10,803            214      30,490

Net income                                                                              2,092                      2,092
Cash dividend declared
 ($.20 per share)                                                                        (801)                      (801)

Shares issued:
 Stock Option Plan                                5,301         11            23                                      34
 Dividend Reinvestment
  and Stock Purchase Plan                        25,792         52           238                                     290
 Changes in unrealized gain on
  securities available for sale                                                                       (1,139)     (1,139)
                                              ---------   --------    ----------   ----------    -----------   ---------

BALANCE - JUNE 30, 1999                       4,229,931   $  8,460    $   11,337   $   12,094    $      (925)   $ 30,966
                                              =========   ========    ==========   ==========    ===========   =========

  See accompanying notes to condensed consolidated financial statements.

WESTBANK CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
SIX MONTHS ENDED JUNE 30, 1999 AND 1998

(Unaudited)
(Dollar amounts in thousands)
                                                                             1999       1998
                                                                           --------   --------
Operating activities:
      Net income                                                           $  2,092   $  1,839
           Adjustments to reconcile net income to
           net cash provided by operating activities:
                Provision for loan losses                                        77         40
                Depreciation and amortization                                   471        499
                Provision for other real estate owned                                       27
           Changes in assets and liabilities:
                (Increase)/Decrease in accrued interest receivable             (144)      (257)
                Realized gain on sale of securities                             (92)      (139)
                Realized (gain)/loss on sale of other real estate owned          19         10
                Increase/(Decrease) in interest payable on deposits              41        115
                (Increase)/Decrease in other assets                            (618)      (505)
                Increase/(Decrease) in other liabilities                       (784)       (95)
                                                                           --------   --------
                Net cash provided by operating activities                     1,062      1,534
                                                                           --------   --------
Investing activities:
      Investments and mortgage-backed securities:
           Held to maturity:
                Purchases                                                    (1,050)   (20,103)
                Proceeds from maturities and principal payments              19,106     20,741
           Available for sale:
                Purchases                                                   (20,686)   (22,531)
                Proceeds from sales                                           4,679      8,607
                Proceeds from maturities                                     10,307      4,405
      Purchases of premises and equipment                                      (530)      (989)
      Net (increase)/decrease in loans                                      (44,417)   (19,339)
      Proceeds from sale of other real estate owned                             381         62
                                                                           --------   --------
           Net cash used in investing activities                            (32,210)   (29,147)
                                                                           --------   --------

Financing activities:
      New increase/(decrease) in other borrowed funds                         4,250      6,913
      Net increase/(decrease) in deposits                                    27,817     32,957
      Proceeds from exercise of stock options and stock purchase plan           324      1,367
      Dividends paid                                                           (801)      (749)
                                                                           --------   --------
           Net cash used in financing activities                             31,590     40,488
                                                                           --------   --------
Increase/(Decrease) in cash and cash equivalents                                442     12,875
Cash and cash equivalents at beginning of period                             14,240     16,526
                                                                           --------   --------
Cash and cash equivalents at end of period                                 $ 14,682   $ 29,401
                                                                           ========   ========
Cash paid during the period:
      Interest on deposits and other borrowings                            $  6,765   $  6,266
      Income taxes                                                            1,191      1,172
Transfers of loans to other real estate owned                                              374
Sales of other real estate owned financed by the bank                                      135

  See accompanying notes to condensed consolidated financial statements.

WESTBANK CORPORATION AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
QUARTER AND SIX MONTHS ENDED JUNE 30, 1999 AND JUNE 30, 1998


(Unaudited)


NOTE A - GENERAL INFORMATION

Westbank Corporation (hereinafter sometimes referred to as "Westbank" or the "Corporation") is a registered Bank Holding Company organized to facilitate the expansion and diversification of the business of Park West Bank and Trust Company and Cargill Bank (hereinafter sometimes referred to as "Park West" and "Cargill") into additional financial services related to banking. Substantially all operating income and net income of the Corporation are presently accounted for by Park West and Cargill.

NOTE B - ACQUISITION OF CARGILL BANCORP, INC.

The Corporation completed the acquisition of Cargill Bancorp, Inc. ("Cargill") on January 29, 1999. Cargill served as the holding company for Cargill Bank, which will continue to operate its three banking offices in Northeastern Connecticut and will retain its name and Connecticut charter as a separate subsidiary of the Corporation. Under the terms of the merger agreement, each share of Cargill was exchanged for 1.3655 shares of the Corporation. Westbank issued a total of 400,164 shares. The transaction was accounted for using the pooling-of-interests method and, accordingly, all historical financial data has been restated to include both entities for all periods presented. Direct costs of the merger accounted for by the pooling-of-interests method are expensed as incurred. Merger-related costs expensed for the year ended December 31, 1998, aggregate $595,000. These merger expenses included legal, accounting, regulatory and severance costs, as well as integration costs.

Westbank's fiscal year ends December 31 and Cargill's fiscal year ends September
30. The financial statements combine the financial information of Westbank at and for the quarters ended June 30, 1998 and 1999, and the year ended December 31, 1998, with financial information of Cargill for the quarters ended June 30, 1999 and March 31, 1998, and the year ended September 30, 1998. The Cargill loss of $224,000 for the quarter ended December 31, 1998, has been included directly in stockholders' equity in order to conform Cargill's reporting periods to the Corporation's as of December 31, 1998. For the quarter ended December 31, 1998, Cargill had net interest income of $456,000 and a net loss of $224,000. Included in operating expenses were $346,000 of merger and related costs that were primarily the cause of their loss.

The following table sets forth the unaudited results of operations of the combined entities for the periods prior to this acquisition:

      (In thousands, except per-share data)
                                                                      Westbank  Cargill  Combined
                                                                      --------  -------  --------
      Month ended January 31, 1999
           Net interest income                                          $1,192     $138    $1,330
           Net income                                                      355       21       376

      Quarter ended June 30, 1998
           Net interest income                                          $3,282     $491    $3,773
           Net income                                                      885       71       956

      Six months ended June 30, 1998
           Net interest income                                          $6,545     $952    $7,497
           Net income                                                    1,724      115     1,839

WESTBANK CORPORATION AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
QUARTER AND SIX MONTHS ENDED JUNE 30, 1999 AND JUNE 30, 1998

(Unaudited)

NOTE C - CURRENT OPERATING ENVIRONMENT

Park West operates thirteen banking offices located in Hampden County, Massachusetts, and also operated a Trust Department providing services normally associated with holding property in a fiduciary or agency capacity. A full range of retail banking services is furnished to individuals, businesses and non-profit organizations. Cargill Bank operates three offices in Windham County, Connecticut. A full range of retail banking services is furnished to individuals, businesses and non-profit organizations. The primary source of revenue for Park West and Cargill is derived from providing loans to customers who are predominantly located in Park West's and Cargill's service areas.

The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") imposes significant regulatory restrictions and requirements on banking institutions insured by the FDIC and their holding companies. FDICIA established capital categories into which financial institutions are placed based on capital level. Each capital category establishes different degrees of regulatory restrictions that can apply to a financial institution. As of June 30, 1999, Park West and Cargill's capital was at a level that placed the Banks in the "well capitalized" category as defined by FDICIA.

FDICIA imposes a variety of other restrictions and requirements on insured banks. These include significant regulatory reporting requirements such as insuring that a system of risk-based deposit insurance premiums and civil money penalties for inaccurate deposit assessment reports exists. In addition, FDICIA imposes a system of regulatory standards for bank and bank holding company operations, detailed truth in savings disclosure requirements, and restrictions on activities authorized by state law but not authorized for national banks.

NOTE D - BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements for the quarter and six months ended June 30, 1999 and 1998 have been prepared in accordance with generally accepted accounting principles for interim information and with instructions for Form 10-Q. Accordingly, they do not include all of the information and notes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting or normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the quarter and six-month period ended June 30, 1999 are not necessarily indicative of the results that may be expected for the year ending December 31, 1999.

For further information, please refer to the Consolidated Financial Statements and footnotes thereto included in the Westbank Corporation's Annual Report on Form 10-K for the year ended December 31, 1998.

NOTE E - COMMITMENTS AND CONTINGENT LIABILITIES

In the normal course of business, there are outstanding commitments and contingent liabilities, such as standby letters of credit and commitments to extend credit. As of June 30, 1999, standby letters of credit amounted to $715,000 and loan commitments were $36,060,000 and unused balances available on home equity lines of credit were $7,434,000.

Trust Assets - Property with a book value of $114,374,000 at June 30, 1999 held for customers in a fiduciary or agency capacity is not included in the accompanying balance sheet since such items are not assets of the Bank.

WESTBANK CORPORATION AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
QUARTER AND SIX MONTHS ENDED JUNE 30, 1999 AND JUNE 30, 1998

(Unaudited)

NOTE F - STOCKHOLDERS' EQUITY

The FDIC imposes leverage capital ratio requirements for state non-member banks. In addition, the FDIC has established risk-based capital requirements for insured institutions for Tier 1 risk-based capital of 4.00% and total risk-based capital of 8.0%.

The capital ratios of Park West and Cargill as of June 30, 1999 were as follows:

                                                                               Park West Bank
                                                                              and Trust Company   Cargill Bank
                                                                              -----------------   ------------
      Leverage Capital Ratio                                                          7.11%           6.89%
      Tier 1 Risk-Based Capital                                                      10.59%          12.74%
      Total Risk-Based Capital                                                       11.53%          13.84%

As of June 30, 1999, both Park West and Cargill met the criteria which classified them as well capitalized financial institutions.

NOTE G - BRANCH PURCHASE AGREEMENT

As part of its strategy of regional expansion through acquisition, on April 13, 1999 the Corporation announced the signing of a Branch Purchase Agreement with Phoenix Home Life Mutual Insurance to acquire the Connecticut banking division of New London Trust, F.S.B., New London, New Hampshire.

The Connecticut division of New London Trust operates offices in Danielson and Putnam, Connecticut, with assets totaling $110 million. The acquisition, which is subject to regulatory approval, is expected to be completed in the fourth quarter of this year and the Corporation will use the purchase method of accounting for this acquisition. Upon completion, the New London Trust offices in Danielson and Putnam, Connecticut, will become offices of Cargill Bank, which will operate a total of five banking offices.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Changes in Financial Condition
Total consolidated assets amounted to $434,423,000 on June 30, 1999, compared to $402,623,000 on December 31, 1998. As of June 30, 1999 and June 30, 1998,
earning assets amounted to, respectively, $413,452,000 or 95% of total assets and $383,071,000 or 95% of total assets. Earning assets increased during the first six months of 1999 as a result of an increase in loans. Deposits originated throughout the Corporation's branch system and short-term borrowings with the Federal Home Loan Bank, provided the funds to support the increase in earning assets.

Changes in Results of Operations
For the quarter ended June 30, 1999, net income totaled $1,071,000, compared to $956,000 for the quarter ended June 30, 1998. For the six months ended June 30, 1999, net income was $2,092,000, compared to $1,839,000 for the same period during 1998. Included in the results for the six months ended June 30, 1999 is a gain on the sale of securities available for sale totaling $92,000.

An overall increase in interest income and interest expense reflects an increase in volume and decrease in interest rates on earning assets and an increase in volume and decrease on rates on interest-bearing deposits. Further analysis is provided in sections on net interest revenue and supporting schedules.

Allowance for Loan Losses and Non-Performing Assets
The Corporation's provision for loan losses in the current quarter was $2,000, compared to $12,000 for the same period in 1998. Loans written off against the allowance for loan losses after recoveries amounted to $21,000 for the six months ended June 30, 1999.

After giving effect to the actions described above, the allowance for loan losses at June 30, 1999, totaled $2,721,000 or 0.80% of total loans, as compared to $2,665,000 or 0.90% at December 31, 1998.

Non-performing past due loans at June 30, 1999, aggregated $840,000 or 0.25% of total loans, compared to $1,099,000 or 0.37% at December 31, 1998. The percentage of non-performing and past due loans compared to total assets on those same dates, respectively, amounted to 0.19% and 0.27%.

Other real estate owned at June 30, 1999, totaled $85,000 and stands at 0.02% of total assets at the end of the current quarter.

Management has made every effort to recognize all circumstances known at this time that could affect the collectibility of loans and has reflected these in the provision for loan losses, the write-down of other real estate owned and impaired loans to fair value and other loans (watch list) monitored by management, the charge-off of loans and the balance in the allowance for loan losses. Management deems that the provision for the quarter and the balance in the allowance for loan losses are adequate, based on results provided by the loan grading system and circumstances known at this time.

Year 2000

The Corporation has taken steps to ensure that all of its computer systems (the "systems") are ready to operate accurately on and beyond January 1, 2000. In the event that the Corporation's systems are not Year 2000 compliant as of January 1, 2000, the Corporation would face significant operational difficulties. The Corporation fully understands the need to prevent disruption of computer and technical systems, and the Corporation is committed to providing its customers with high quality services without interruption.

While the Corporation has determined that many of the Systems are Year 2000 compliant, the Corporation has prepared an action plan (the "Year 2000 Project") to ensure the continued integrity of its systems. The Year 2000 Project includes five phases: (1) the awareness phase; (2) the assessment phase; (3) the renovation phase; (4) the validation phase; and (5) the implementation phase. The Corporation is currently in the implementation phase.

The Corporation relies on outside providers for the core banking software and data processing portions of the Systems. The Year 2000 Project applies to such vendors with whom the Corporation has had continuous contact and updates as to their Year 2000 readiness.

The Year 2000 Project also includes a contingency plan to be implemented in the event the Year 2000 Project reveals that any of the systems are not Year 2000 compliant. In addition, in the event that, despite the Year 2000 Project, the Corporation experiences disruption due to Year 2000 problems, the Corporation has developed a business resumption plan that would be implemented in this event.

As of June 30, 1999, the Corporation has incurred approximately $218,000 in Year 2000-related expenses and has estimated that capital expenditures related to the Year 2000 issue will total approximately $510,000.

As of June 30, 1999, the Corporation has completed testing of all critical systems and believes that these systems are ready to operate without disruption of service on January 1, 2000 and thereafter.

The Corporation has designed the Year 2000 Project based on guidance from the Federal Financial Institutions Examining Council. In addition, the FDIC monitors the Corporation's preparation for the Year 2000 on a periodic basis.

The information set forth above is designed to be a "Year 2000 Readiness Disclosure" as that term is defined in the Year 2000 Information Readiness and Disclosure Act. This information is forward-looking information and, as such, it is subject to risks and uncertainties that would cause actual results to differ materially from the projected results discussed in this report.

WESTBANK CORPORATION AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(CONTINUED)

NET INTEREST INCOME

The Corporation's earning assets include a diverse portfolio of earning instruments, ranging from the Corporation's core business of loan extensions to interest-bearing securities issued by federal, state and municipal authorities. These earning assets are financed through a combination of interest-bearing and interest-free sources.

Net interest income, the most significant component of earnings, is the amount by which the interest generated by assets exceeds the interest expense on liabilities.

The Corporation analyzes its performance by utilizing the concepts of interest rate spread and net yield on earning assets. The interest rate spread represents the difference between the yield on earning assets and interest paid on interest-bearing liabilities. The net yield on earning assets is the difference between the rate of interest on earning assets and the effective rate paid on all funds -interest-bearing liabilities as well as interest-free sources (primarily demand deposits and shareholders' equity).

The balances and rates derived for the analysis of net interest income presented on the following pages reflect the consolidated assets and liabilities of the Corporation's principal earning subsidiaries, Park West Bank and Trust Company and Cargill Bank.

 (Dollar amounts in thousands)

                                          QUARTER ENDED            SIX MONTHS ENDED
                                     06-30-99       06-30-98     06-30-99      06-30-98
                                     --------       --------     --------      --------
      Interest and dividend income     $7,653        $7,156       $14,996      $13,878
      Interest expense                  3,481         3,383         6,806        6,381
                                     --------       --------     --------      --------
      Net interest income              $4,172        $3,773        $8,190       $7,497
                                     ========       ========     ========      ========

INTEREST RATE SPREAD AND NET YIELD ON EARNING ASSETS

(Dollar amounts in thousands)

                                             QUARTER ENDED JUNE 30,                      SIX MONTHS ENDED JUNE 30,
                                         1999                   1998                   1999                  1998
                                    ---------------       ---------------         ---------------      ---------------
                                    Average               Average                 Average              Average
                                    Balance    Rate       Balance    Rate         Balance    Rate      Balance    Rate
                                    --------   ----       --------   ----         --------   ----      --------   ----
Earning Assets                      $403,316   7.59%      $361,667   7.91%        $394,995   7.59%     $348,268   7.97%
                                    --------   ----       --------   ----         --------   ----      --------   ----
Interest-bearing liabilities         338,717   4.11        303,717   4.46          331,640   4.10       290,001   4.40
                                    --------   ----       --------   ----         --------   ----      --------   ----
Interest rate spread                           3.48                  3.45                    3.49                 3.57
                                    --------   ----       --------   ----         --------   ----      --------   ----
Interest-free resources
      used to fund earning assets     64,599                57,950                  63,355               58,267
                                    --------   ----       --------   ----         --------   ----      --------   ----
Total Sources of Funds              $403,316              $361,667                $394,995             $348,268
                                    ========   ====       ========   ====         ========   ====      ========   ====
Net Yield on Earning Assets                    4.14%                 4.17%                   4.15%                4.31%
                                    ========   ====       ========   ====         ========   ====      ========   ====

WESTBANK CORPORATION AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(CONTINUED)


CHANGES IN NET INTEREST INCOME

(Dollar amounts in thousands)

                                 QUARTER ENDED 06-30-99         SIX MONTHS ENDED 06-30-99
                                          OVER                            OVER
                                 QUARTER ENDED 06-30-98         SIX MONTHS ENDED 06-30-98
                              -----------------------------    -----------------------------
                                      CHANGE DUE TO                   CHANGE DUE TO
                               VOLUME     RATE       TOTAL     VOLUME      RATE       TOTAL
                              -------    -------    -------    -------    -------    -------
Interest Income:
  Loans                       $ 1,000    $  (400)   $   600    $ 1,668    $  (772)   $   896
  Securities                      (52)        44         (8)       265         67        332
  Federal funds                   (70)       (25)       (95)       (75)       (35)      (110)
                              -------    -------    -------    -------    -------    -------
Total Interest Earned             878       (381)       497      1,858       (740)     1,118
                              -------    -------    -------    -------    -------    -------
Interest Expense:
  Interest-bearing deposits       287       (265)        22        641       (457)       184
  Other borrowed funds             80         (4)        76        218         23        241
                              -------    -------    -------    -------    -------    -------
Total Interest Expense            367       (269)        98        859       (434)       425
                              -------    -------    -------    -------    -------    -------
Net Interest Income           $   511    $  (112)   $   399    $   999    $  (306)   $   693
                              =======    =======    =======    =======    =======    =======

Net interest earned increased by $399,000 during the second quarter of 1999 compared to the second quarter of 1998. For the six-month period ended June 30, 1999, net interest income increased by $693,000 versus the same period of 1998.

Average earning assets increased by $46,724,000 during the first six months of 1999. The average earning base was $394,992,000 compared to $348,268,000 in the same period last year.

OPERATING EXPENSES

The components of total operating expenses for the periods and their percentage of gross income are as follows:

 (Dollars amounts in thousands)

                                                QUARTER ENDED                            SIX MONTHS ENDED
                                        06-30-99             06-30-98              06-30-99            06-30-98
                                     ---------------     ----------------      ---------------     ---------------
                                     Amount  Percent     Amount   Percent      Amount  Percent     Amount  Percent
                                     ------  -------     -------  -------      ------  -------     ------  -------
Salaries and benefits                 $1,470  18.05%      $1,417   18.17%       $2,967   18.42%     $2,838   18.75%
Other non-interest expense             1,163  14.28        1,204   15.44         2,273   14.11       2,357   15.57
Occupancy - net                          306   3.75          236    3.03           614    3.82         498    3.29
                                      ------  -----       ------   -----        ------   -----      ------   -----
Total Operating Expenses              $2,939  36.08%      $2,857   36.64%       $5,854   36.35%     $5,693   37.61%
                                      ======  =====       ======   =====        ======   =====      ======   =====

For the six-month period ended June 30, 1999, operating expenses increased by approximately $161,000 over the 1998 period. The increase was a result of increases in salary and benefits totaling $129,000, occupancy expense totaling $116,000 and a decrease in other non-interest expense of $84,000. The increases are primarily the result of overall growth of the Corporation.

WESTBANK CORPORATION AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(CONTINUED)


CAPITAL RATIOS

                                             06-30-99       06-30-98
                                             --------       --------
Ratio of "Tier 1" leverage capital
  to total assets at end of period             7.34%          6.90%

Regulatory risk-based capital requirements take into account the different risk categories of banking organizations by assigning risk weight to assets and the credit equivalent amounts of off-balance sheet exposures.

In addition, capital is divided into two tiers. For this Corporation, Tier 1 includes the common stockholders' equity. Tier 2, or supplementary capital, includes not only the equity but, also, a portion of the allowance for loan losses. Net unrealized gain/(losses) on securities available for sale are not permitted to be included for regulatory capital purposes.

The following are the Corporation's risk-based capital ratios at June 30, 1999:

     Tier 1 Capital (minimum required 4.00%)              11.44%
     Tier 2 Capital (minimum required 8.00%)              12.41%

INTEREST RATE SENSITIVITY

The following table sets forth the distribution of the repricing of the Corporation's earning assets and interest-bearing liabilities as of June 30,

(Dollar amounts in thousands)

                                 Three      Over Three    Over One
                                Months       Months to     Year to       Over
                                or Less      One Year    Five Years   Five Years    Total
                             ------------   -----------  -----------  ----------  ----------
Earning Assets               $     56,457   $    45,283  $   115,516  $  196,196  $  413,452
Interest-Bearing
      Liabilities                 115,678       111,038      123,973         229     350,918
                             ------------   -----------  -----------  ----------  ----------
Interest Rate
      Sensitivity Gap        $    (59,221)  $   (65,755) $    (8,457) $  195,967  $   62,534
                             ============   ===========  ===========  ==========  ==========

Cumulative Interest
      Rate
      Sensitivity Gap        $    (59,221)  $  (124,976) $  (133,433) $   62,534

Interest Rate
  Sensitivity
  Gap Ratio                        (14.32)%      (15.90)%      (2.05)%     47.40%      15.12%

Cumulative Interest
  Rate Sensitivity
  Gap Ratio                        (14.32)%      (30.23)%     (32.27)%     15.12%

WESTBANK CORPORATION AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(CONTINUED)


LIQUIDITY

Liquidity management requires close scrutiny of the mix and maturity of deposits and borrowings and short-term investments. Cash and due from banks, federal funds sold, investment securities and mortgage-backed securities, as compared to deposits, are used by Westbank to compute its liquidity on a daily basis as adjusted for regulatory purposes. In addition, Westbank is subject to Regulation D of the Federal Reserve Bank (FRB), which requires depository institutions to maintain reserve balances on deposit with the FRB based on certain average depositor balances. Westbank is in compliance with Regulation D. Management of Westbank believes that its current liquidity is sufficient to meet current and anticipated funding needs.

PROVISION AND ALLOWANCE FOR LOAN LOSSES

(Dollar amounts in thousands)

                                                         QUARTER ENDED          SIX MONTHS ENDED
                                                      06-30-99    06-30-98    06-30-99    06-30-98
                                                     ---------   ---------   ---------   ---------
Balance at beginning of period                       $   2,669   $   3,077   $   2,665   $   3,057
Provision charged to expense                                 2          12          77          40
                                                     ---------   ---------   ---------   ---------
                                                         2,671       3,089       2,742       3,097
                                                     ---------   ---------   ---------   ---------
Charge-offs:
 Loans secured by real estate                                          300                     340
 Commercial and industrial loans                                        40          87          47
 Consumer loans                                             22          13          40          26
                                                     ---------   ---------   ---------   ---------
                                                            22         353         127         413
                                                     ---------   ---------   ---------   ---------
Recoveries:
 Loans secured by real estate                               70           2          86          33
 Commercial and industrial loans                                                    15          15
 Consumer loans                                              2           4           5          10
                                                     ---------   ---------   ---------   ---------
                                                            72           6         106          58
                                                     ---------   ---------   ---------   ---------
Net charge-offs (recoveries)                               (50)        347          21         355
                                                     ---------   ---------   ---------   ---------
Balance at end of period                             $   2,721   $   2,742   $   2,721   $   2,742
                                                     =========   =========   =========   =========
Net charge-offs to:
 Average loans                                            (.02)%       .12%        .01%        .13%
 Loans at end of period                                   (.01)%       .12%        .01%        .12%
 Allowance for loan losses                               (1.84)%     12.65%        .77%      12.98%

Allowance for loan losses as a percentage of:
  Average loans                                            .82%        .97%        .85%        .99%
  Loans at end of period                                   .80%        .95%        .80%        .95%

The approach the Corporation uses in determining the adequacy of the allowance for loan losses is the combination of a target reserve and a general reserve allocation. Quarterly, based on an internal review of the loan portfolio, the Corporation identifies required reserve allocations targeted to recognized problem loans that, in the opinion of management, have potential loss exposure or questions relative to the depth of the collateral on these same loans. In addition, the Corporation allocates a general reserve against the remainder of the loan portfolio.

WESTBANK CORPORATION AND SUBSIDIARIES
NON-ACCRUAL, PAST DUE AND RESTRUCTURED LOANS

(Dollar amounts in thousands)

                                                      06-30-99    03-31-99    12-31-98    09-30-98    06-30-98
                                                     ---------   ---------   ---------   ---------   ---------

Non-Accrual Loans                                    $     595   $     952   $     869   $     817   $     828
                                                     ---------   ---------   ---------   ---------   ---------
Loans contracturally past
 due 90 days or more
 and still accruing                                        245         147         231         218         175
                                                     ---------   ---------   ---------   ---------   ---------
Total non-accrual, past due
 and restructured loans                              $     840   $   1,099   $   1,100   $   1,035   $   1,003
                                                     ---------   ---------   ---------   ---------   ---------
Non-accrual, past due and
 restructured loans as a
 percentage of total loans                                 .25%        .34%        .37%        .36%        .35%
                                                     ---------   ---------   ---------   ---------   ---------

Allowance for loan losses as a
 percentage of non-accrual,
 past due and restructured loans                        323.93%     264.52%     242.27%     265.80%     273.38%
                                                     ---------   ---------   ---------   ---------   ---------

Other real estate owned - net                        $      85   $     347   $     466   $     304   $     571
                                                     ---------   ---------   ---------   ---------   ---------

Total non-performing assets                          $     925   $   1,446   $   1,566   $   1,339   $   1,574
                                                     ---------   ---------   ---------   ---------   ---------

Non-performing assets as a
 percentage of total assets                                .21%        .35%        .39%        .33%        .40%
                                                     ---------   ---------   ---------   ---------   ---------

WESTBANK CORPORATION AND SUBSIDIARIES
QUARTER-TO-DATE AVERAGE BALANCES
INTEREST EARNED - INTEREST EXPENSE

(Dollar amounts in thousands)
                                         FOR THE QUARTER ENDED        FOR THE QUARTER ENDED
                                              JUNE 30, 1999              JUNE 30, 1998
                                       Balance   Interest   Rate     Balance   Interest    Rate
                                      ---------  --------  -------  ---------  --------    -----
Federal funds sold and
 temporary investments                $  2,849     $   35    4.91%  $  8,235     $  130    6.31%
Securities                              67,374      1,114    6.61     70,619      1,122    6.35
Loans                                  333,093      6,504    7.81    282,813      5,904    8.35
                                      --------     ------  ------   --------   --------  ------
Total earning assets                   403,316     $7,653    7.59%   361,667     $7,156    7.91%

Loan loss allowance                     (2,746)                       (3,061)
All other assets                        22,916                        21,972
                                      --------     ------  ------   --------   --------  ------
TOTAL ASSETS                          $           423,486           $380,578
                                      ========    =======  ======   ========   ========  ======
LIABILITIES AND EQUITY

Interest-bearing deposits             $313,686     $3,230    4.12%  $286,688     $3,208    4.48%
Borrowed funds                          25,031        251    4.01     17,029        175    4.11
                                      --------     ------  ------   --------   --------  ------
Total interest-bearing liabilities     338,717     $3,481    4.11    303,717     $3,383    4.46
                                      --------     ------  ------   --------   --------  ------
Interest rate spread                                         3.48%                         3.45%

Demand deposits                         52,032                        46,893
Other liabilities                        1,617                         1,192
Shareholders' equity                    31,120                        28,776
                                      --------     ------  ------   --------   --------  ------
TOTAL LIABILITIES
 AND EQUITY                           $423,486                      $380,578
                                      ========     ======  ======   ========   ========  ======
NET INTEREST INCOME                                $4,172                                $3,773
                                      ========     ======  ======   ========   ========  ======
Interest Earned/Earning Assets                               7.59%                         7.91%

Interest Expense/Earning Assets                              3.45                          3.74
                                      --------     ------  ------   --------   --------    ----
Net Yield on Earning Assets                                  4.14%                         4.17%
                                      ========     ======  ======   ========   ========    ====

WESTBANK CORPORATION AND SUBSIDIARIES
YEAR-TO-DATE AVERAGE BALANCES
INTEREST EARNED - INTEREST EXPENSE

(Dollar amounts in thousands)
                                            SIX MONTHS ENDED              SIX MONTHS ENDED
                                              JUNE 30, 1999                 JUNE 30, 1998
                                     Balance    Interest   Rate     Balance   Interest     Rate
                                   -----------  --------  -------  ---------  --------    -------
Federal funds sold and
 temporary investments                $  3,374   $    73    4.33%  $  6,276    $   183      5.83%
Securities                              72,321     2,390    6.61     64,373      2,058      6.39
Loans                                  319,300    12,533    7.85    277,619     11,637      8.38
                                      --------   -------  ------   --------   --------    ------
Total earning assets                   394,995   $14,996    7.59%   348,268    $13,878      7.97%
                                      --------   -------  ------   --------   --------    ------
Loan loss allowance                     (2,714)                      (3,102)
All other assets                        22,766                       21,621
                                      --------   -------  ------   --------   --------    ------
TOTAL ASSETS                          $415,047                     $366,787
                                      ========   =======  ======   ========   ========    ======
LIABILITIES AND EQUITY

Interest-bearing deposits             $306,696   $ 6,310    4.11%  $276,348    $ 6,126      4.43%
Borrowed funds                          24,944       496    3.98     13,653        255      3.74
                                      --------   -------  ------   --------   --------    ------
Total interest-bearing
 liabilities                           331,640   $ 6,806    4.10    290,001    $ 6,381      4.40
                                      --------   -------  ------   --------   --------    ------
Interest rate spread                                        3.49%                           3.57%

Demand deposits                         50,627                       47,000
Other liabilities                        1,782                        1,410
Shareholders' equity                    30,998                       28,376
                                      --------   -------  ------   --------   --------    ------
TOTAL LIABILITIES
 AND EQUITY                           $415,047                     $366,787
                                      ========   =======  ======   ========   ========    ======
NET INTEREST INCOME                              $ 8,190                       $ 7,497
                                      ========   =======  ======   ========   ========    ======
Interest Earned/Earning Assets                              7.59%                           7.97%

Interest Expense/Earning Assets                             3.44                            3.66
                                      --------   -------  ------   --------   --------    ------
Net Yield on Earning Assets                                 4.15%                           4.31%
                                      ========   =======  ======   ========   ========    ======

WESTBANK CORPORATION AND SUBSIDIARIES
PART II  -  OTHER INFORMATION


ITEM 1.  Legal Proceedings - NONE

ITEM 2.  Changes in Rights of Securities Holders - NONE

ITEM 3.  Defaults by Company on its Senior Securities - NONE

ITEM 4.  Results of Votes on Matters Submitted to a Vote of Security Holders
         - NONE

ITEM 5.  Other Events

     a.  Information Concerning Forward-Looking Statements

         Westbank has made, and may make in the future, forward-looking statements concerning future performance, including, but not limited to, future earnings and events or conditions that may affect such future performance. These forward-looking statements are based upon management's expectations and belief concerning possible future developments and the potential effect of such future developments on Westbank. There is no assurance that such future developments will be in accordance with management's expectations and belief or that the effect of any future developments on Westbank will be those anticipated by Westbank management.

         All assumptions that form the basis of any forward-looking statements regarding future performance, as well as events or conditions that may affect such future performance, are based on factors that are beyond Westbank's ability to control or predict with precision, including future market conditions and the behavior of other market participants. Among the factors that could cause actual results to differ materially from such forward-looking statements are the following:

         1. The status of the economy in general, as well as in Westbank's prime market areas of Western Massachusetts and Northeastern Connecticut;

         2. The real estate market in Western Massachusetts and Northeastern Connecticut;

         3. Competition in Westbank's prime market area from other banks, especially in light of continued consolidation in the New England banking industry;

         4.  Any changes in federal and state bank regulatory requirements;

         5.  Changes in interest rates; and

         6. The cost and other effects of unanticipated legal and administrative cases and proceedings, settlements and investigations.

         While Westbank periodically reassesses material trends and uncertainties affecting the Corporation's performance in connection with its preparation of Management's Discussion and Analysis of Results of Operations and Financial Condition contained in its quarterly and annual reports, Westbank does not intend to review or revise any particular forward-looking statements.

     b.  Registration on Form S-3

         None.

     c.  Registration of Form S-8

         None

ITEM 6.  Exhibits and Reports on Form 8

         a.    Exhibits

                                 EXHIBIT INDEX


     3.  Articles of Organization, as amended       **

         (a)  Articles of Organization, as amended  *

         (b)  By-Laws, as amended                   *

     10. Material Contracts

         (a) Stock Purchase Agreement dated April 12, 1999, among SunLife Assurance Company of Canada (U.S.), New London Trust, F.S.B., and PM Holdings, Inc., PM Trust Holding Company, Lake Sunapee Bank, F.S.B., Mascoma Savings Bank and Cargill Bank.

         (b) Purchase and Assumption Agreement dated April 12, 1999, among PM Holdings, Inc., PM Trust Holding Company, Cargill Bank, Lake Sunapee Bank, F.S.B., and Mascoma Savings Bank.

         (c) Asset and Liability Allocation Agreement dated April 12, 1999, among Lake Sunapee Bank, F.S.B., Mascoma Savings Bank and Cargill Bank.

     27. Financial Data Schedule                           To be included


* Incorporated by reference to identically numbered exhibits contained in Registrant's Annual Report on Form 10-K for the year ended December 31, 1988.

** Incorporated by reference to identically numbered exhibits contained in Registrant's Annual Report on Form 10-K for the year ended December 31, 1987.

         b. Reports on Form 8-K - On February 3, 1999, the Registrant filed a current report on Form 8-K regarding the acquisition of Cargill Bancorp, Inc. Subsequent to March 31, 1999, the Registrant filed the following reports on Form 8-K:

             On April 22, 1999, the Registrant filed a report on Form 8-K regarding the agreement to purchase the Connecticut branches of the New London Trust, F.S.B.

             On April 23, 1999, the Registrant filed a report on Form 8-K that reported the Corporation's first quarter earnings for 1999.

WESTBANK CORPORATION AND SUBSIDIARIES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Quarterly Report to be signed on its behalf by the undersigned thereunto duly authorized.



                                        WESTBANK CORPORATION



Date:  August 11, 1999                  /s/ Donald R. Chase
                                        ----------------------------------------
                                        Donald R. Chase
                                        President and Chief Executive Officer



Date:  August 11, 1999                  /s/ John M. Lilly
                                        ----------------------------------------
                                        John M. Lilly
                                        Treasurer and Chief Financial Officer

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.  Other Expenses of Issuance and Distribution.
          -------------------------------------------

     The Corporation will pay all of the expenses incurred in connection with the offering described in this registration statement. Such expenses, other than underwriting commissions and discounts, are estimated to be as follows:

Securities and Exchange Commission registration fee................... $  4,726
Legal fees and expenses...............................................   75,000
Underwriters' management fee..........................................   50,000
Accounting fees and expenses..........................................   65,000
Blue Sky fees and expenses............................................    5,000
Printing and engraving fees...........................................  100,000
Fees and expenses of registrars, transfer agents, paying agents
 and trustees.........................................................   10,000
Listing fees..........................................................   13,500
NASD Fairness Fees....................................................    2,200
Miscellaneous.........................................................    4,574
                                                                       --------
Total................................................................. $330,000
                                                                       ========



Item 15.  Indemnification of Directors and Officers.
          -----------------------------------------

     Section 145 of the Delaware General Corporation Law, inter alia, empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Similar indemnity is authorized for such person against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of any such threatened, pending or completed action or suit if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and provided further that (unless a court of competent jurisdiction otherwise provides) such person shall not have been adjudged liable to the corporation. Any such indemnification may be made only as authorized in each specific case upon a determination by the stockholders or disinterested directors or by independent legal counsel in a written opinion that indemnification is proper because the indemnitee has met the applicable standard of conduct.

     Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him, and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

     The Corporation's certificate of incorporation contains provisions indemnifying directors and officers to the fullest extent permitted by law.

     The Corporation has also entered into employment agreements with certain executive officers, which agreements require that the Corporation maintain a directors' and officers' liability policy for the benefit of such officers and that the Corporation will indemnify such officers to the fullest extent permitted by law.

     The Corporation has obtained directors' and officers' liability insurance policies which insure its directors and officers and the directors and officers of its subsidiaries in certain instances.

     The Amended and Restated Declaration of Trust (the "Declaration") for Westbank Capital Trust I (the "Trust") provides that to the full extent permitted by law, the Corporation shall indemnify any Administrative Trustee or affiliate of an Administrative Trustee, any officers, directors, stockholders, members, partners, employees or representatives or agents of any Administrative Trustee or any employee or agent of the Trust or its affiliates (each, a "Company Indemnified Person") who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of any such Trust) by reason of the fact that he is or was a Company Indemnified Person against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of any such Trust, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The Declaration also provides that to the full extent permitted by law, the Corporation shall indemnify any Company Indemnified Person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of any such trust to procure a judgment in its favor by reason of the fact that he is or was a Company Indemnified Person against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of any such trust and except that no such indemnification shall be made in respect of any claim, issue or matter as to which such Company Indemnified Person shall have been adjudged to be liable to the Trust unless and only to the extent that the Court of Chancery of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such Court of Chancery or such other court shall deem proper. The Declaration further provides that expenses (including attorneys' fees) incurred by a Company Indemnified Person in defending a civil, criminal, administrative or investigative action, suit or proceeding referred to in the immediately preceding two sentences shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such Company Indemnified Person to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation as authorized in any such Declaration.

     The Declaration for the Trust also provides that the Corporation shall indemnify the Property Trustee and the Delaware Trustee, any affiliate of the Property Trustee and the Delaware Trustee, and any officers, directors, stockholders, members, partners, employees, representatives, nominees, custodians or agents of the Property Trustee and the Delaware Trustee against any loss, liability or expense incurred without negligence or bad faith on its part, arising out of or in connection with the acceptance or administration of the trust or trusts under the Trust, including the costs and expenses (including reasonable legal fees and expenses) of defending itself against or investigating any claim or liability in connection with the exercise or performance of any of its powers or duties thereunder.


Item 16.    Exhibits.
            ---------

Exhibit
Number   Description
-------  -------------------------------------------------------------------------------------------------
   1.1   Form of Underwriting Agreement.
   4.1   Certificate of Trust for Westbank Capital Trust I.
   4.2   Declaration of Trust for Westbank Capital Trust I.
   4.3   Form of Amended and Restated Declaration of Trust.
   4.4   Form of Subordinated Debenture.
   4.5   Form of Capital Security.
   4.6   Form of Capital Securities Guarantee Agreement.
   4.7   Form of Indenture.
   5.1   Form of Opinion of Thacher Proffitt & Wood as to the legality of the Capital Securities,
         Subordinated Debentures and the Guarantee to be issued by the Corporation.
   8.1   Form of Opinion of Thacher Proffitt & Wood as to certain tax matters.
  10.1   Employment Contract dated October 1, 1986 between William A. Franks, Jr. and Westbank
         Corporation (previously filed as an exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1986).
  10.2   Termination Agreement dated February 17, 1987 between Donald R. Chase and Park West Bank and
         Trust Company (previously filed as an exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1986).
  10.3   Termination Agreement dated February 20, 1987 between Stanley F. Osowski and   CCB, Inc.
         (previously filed as an exhibit to the  Registrant's Annual Report on Form 10-K for the year ended December 31, 1986).
  10.4   1985 Incentive Stock Option Plan for Key Employees (previously filed as an exhibit to the
         Registrant's Annual Report on Form 10-K for the year ended December 31, 1988).
  10.5   1995 Director's Stock Option Plan (previously filed as an exhibit to the Registrant's Annual
         Report on Form 10-K for the year ended December 31, 1995).
  10.6   1996 Stock Incentive Option Agreement (previously filed as an exhibit to the Registrant's 1996
         Proxy Statement).
  10.7   Stock Purchase Agreement dated April 12, 1999 among SunLife Assurance Company   of Canada (U.S.),
         New London Trust, F.S.B., and PM Holdings, Inc., PM Trust Holding Company, Lake Sunapee Bank,
         F.S.B., Mascoma Savings Bank and Cargill Bank (previously filed as an exhibit to the
         Registrant's Form 10-Q for the quarter ended March 31, 1999).
  10.8   Purchase and Assumption Agreement dated April 12, 1999 among PM Holdings, Inc., PM Trust Holding
         Company, Cargill Bank, Lake Sunapee Bank, F.S.B., Mascoma Savings Bank (previously filed as an exhibit to the Registrant's Form 10-Q for the quarter ended March 31, 1999).
  10.9   Asset and Liability Allocation dated April 12, 1999 among Lake Sunapee Bank, F.S.B., Mascoma
         Savings Bank and Cargill Bank (previously filed as an exhibit to the Registrant's Form 10-Q for the quarter ended March 31, 1999).
  23.1   Consent of Deloitte & Touche, LLP
  23.2   Consent of Thacher Proffitt & Wood (included in Exhibit 5.1).
  23.3   Consent of Snyder & Haller

Exhibit
Number   Description
------   -----------
  25.1   Form T-1 Statement of Eligibility of Wilmington Trust Company to act as trustee under the
         Declaration of Trust of Westbank Capital Trust I.*
  25.2   Form T-1 Statement of Eligibility of Wilmington Trust Company to act as trustee under the
         Indenture.*
  25.3   Form T-1 Statement of Eligibility of Wilmington Trust Company to act as trustee under the
         Guarantee for the benefit of the holders of Capital Securities of Westbank Capital Trust I.*
  27.1   Financial Data Schedule (filed in electronic format only).
  27.2   Financial Data Schedule (filed in electronic format only).
  27.3   Financial Data Schedule (filed in electronic format only).

* To be filed by amendment.

Item 17.  Undertakings.

     (a) Each of the undersigned registrants hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of a registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of each registrant pursuant to the foregoing provisions, or otherwise, each registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by a registrant of expenses incurred or paid by a director, officer, or controlling person of a registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the respective registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     (c) The undersigned registrants hereby undertake to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit the prompt delivery to each purchaser.

     (d) The undersigned registrants hereby undertake that:

          (1) For the purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of West Springfield, State of Massachusetts, on August 25 , 1999.



                                           WESTBANK CORPORATION



                                      By:  /s/ Donald R. Chase
                                           -------------------------------------
                                           Donald R. Chase
                                           President and Chief Executive Officer



                               POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Donald R. Chase and Gary L. Briggs, his true and lawful attorneys-in-fact, each acting alone, with full powers of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments, including any post-effective amendments, to this registration statement, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact or their substitutes, each acting alone, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


          Signature                             Title                        Date
------------------------------  -------------------------------------  ----------------
/s/ Donald R. Chase             President and Chief Executive Officer   August 25, 1999
------------------------------  (Principal executive officer)
Donald R. Chase

/s/ John M. Lilly               Treasurer and Chief Financial Officer   August 25 , 1999
------------------------------  (Principal accounting officer)
John M. Lilly

/s/ Roland O. Archambault       Director                                August 25, 1999
------------------------------
Roland O. Archambault

/s/ Mark A. Beauregard          Director                                August 25 , 1999
------------------------------
Mark A. Beauregard

/s/ David R. Chamberland        Director                                August 25 , 1999
------------------------------
David R. Chamberland

          Signature                             Title                        Date
------------------------------  -------------------------------------  ----------------
/s/ Leroy F. Jarrett
------------------------------  Director                               August 25 , 1999
Leroy F. Jarrett

/s/  Ernest N. LaFlamme, Jr.    Chairman of the Board and Director     August 25 , 1999
------------------------------
Ernest N. LaFlamme, Jr.

/s/ G. Wayne McCary             Director                               August 25 , 1999
------------------------------
G. Wayne McCary

/s/ Paul J. McKenna             Director                               August 25, 1999
------------------------------
Paul J. McKenna

/s/ Robert J. Perlak            Corporate Clerk and Director           August 25, 1999
------------------------------
Robert J. Perlak

/s/ George R. Sullivan          Director                               August 25 , 1999
------------------------------
George R. Sullivan

/s/ James E. Tremble            Director                               August 25, 1999
------------------------------
James E. Tremble

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of West Springfield, State of Massachusetts, on August 25, 1999.

                                    WESTBANK CAPITAL TRUST I



                               By:  /s/ Donald R. Chase
                                    ------------------------------
                                    Donald R. Chase
                                    Administrative Trustee


                               By:  /s/ Gary L. Briggs
                                    ------------------------------
                                    Gary L. Briggs
                                    Administrative Trustee


                               By:  /s/ John M. Lilly
                                    -----------------------------
                                    John M. Lilly
                                    Administrative Trustee



                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Donald R. Chase and Gary L. Briggs, his true and lawful attorneys-in-fact, each acting alone, with full powers of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments, including any post-effective amendments, to this registration statement, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact or their substitutes, each acting alone, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                      Title                Date
---------------------  ----------------------  ---------------
/s/ Donald R. Chase    Administrative Trustee  August 25, 1999
---------------------
Donald R. Chase


/s/ Gary L. Briggs     Administrative Trustee  August 25, 1999
---------------------
Gary L. Briggs


/s/ John M. Lilly      Administrative Trustee  August 25, 1999
---------------------
John M. Lilly